FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

1.	Letter to Shareholders

2.	Management Proxy Circular

3.	Proxy Form

4.	Annual Report

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 21, 2007	By:	/s/ Sean Finn
Montréal, Québec
		Name:	Sean Finn
		Title:	Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary

Item 1

www.cn.ca

Dear Shareholder:

On behalf of the Board of Directors and Management of Canadian National Railway Company (CN), we cordially invite you to attend the annual meeting of shareholders that will be held this year at the Delta Beauséjour Hotel, Ballroom A, Convention Floor, 750 Main Street, Moncton, New Brunswick (Canada), on Tuesday, April 24, 2007, at 10:00 a.m., (Atlantic time).

The agenda and related documentation are attached. In addition to these items, we will discuss highlights of our 2006 performance and our plans for the future. You will have the opportunity to meet your directors and the senior officers of CN.

Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the Internet by following the instructions on the enclosed proxy form. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or by voting over the Internet.

If your shares are not registered in your name but are held in the name of a nominee, you may wish to consult the information on pages 3 and 4 of the accompanying Information Circular with respect to how to vote your shares.

A live Internet broadcast of the meeting will be available on the Company’s website at www.cn.ca. Should you decide to attend the meeting, please bring this letter with you to facilitate registration into the meeting.

We look forward to seeing you at the meeting.

Sincerely,

E. Hunter Harrison	David G.A. McLean
President and Chief Executive Officer	Chairman of the Board

Item 2

Canadian National
Railway Company

Notice of Annual Meeting
of Shareholders

April 24, 2007

and

Management Information Circular

NOTICE OF ANNUAL
Canadian National Railway Company	MEETING OF SHAREHOLDERS

Our annual meeting of holders of common shares will be held at Delta Beauséjour, Ballroom A, Convention Floor, 750 Main Street, Moncton, New Brunswick (Canada), on Tuesday, April 24, 2007, at 10:00 a.m. (Atlantic time) for:

1.	receiving the consolidated financial statements for the year ended December 31, 2006 and the auditors’ reports thereon;

2.	electing the directors;

3.	appointing the auditors;

4.	approving amendments to the Management Long-Term Incentive Plan of the Company;

5.	consideration of the two shareholder proposals set out in Schedule “B” to the Information Circular; and

6.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 15, 2007, as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting.

By order of the board of directors

Sean Finn
 Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary

March 6, 2007
Montréal, Québec

INFORMATION CIRCULAR

This information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of, and “CN”, the “Company” or “we”, “us”, “our” refer to, Canadian National Railway Company. The Meeting will be held at Delta Beauséjour, Ballroom A, Convention Floor, 750 Main Street, Moncton, New Brunswick (Canada), on Tuesday, April 24, 2007, at 10:00 a.m. (Atlantic time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 28, 2007, except as indicated otherwise.

IMPORTANT – If you are not able to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy (the voting instruction form in the case of Employee Shares (as such term is defined in this Information Circular)) to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the Internet no later than 5:00 p.m. (Montréal time) on April 23, 2007, or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Montréal time) on the business day prior to the day fixed for the adjourned or postponed meeting. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 3 of this Information Circular.

WHAT’S INSIDE

Questions and Answers - Voting and Proxies	2

Business of the Meeting	5
Financial Statements	5
Election of Directors	5
Appointment of Auditors	5
Amendments to Management Long-Term Incentive Plan	5
Shareholder Proposals	6

Nominees for Election to the Board	7
Description of Nominees	7
Board of Directors Compensation	14
Share Ownership	17
Additional Disclosure Relating to Directors	18
Board and Committee Attendance	19

Statement of Corporate Governance Practices	20
General	20
Code of Business Conduct	20
Independence of Directors	20
No Other Common Directorships	21
Election of Directors	21
Committees of the Board	21
Board and Committee Meetings	22
Board Performance Assessment	22
Director Selection	23
Director Orientation and Continuing Education	23
Audit Committee Disclosure	24

Statement of Executive Compensation	27
Report on Executive Compensation by the Human Resources and Compensation Committee	27
Officers’ Remuneration	37
Performance Graph	45
Supplemental Share Price Performance Graph	45

Other Information	46
Indebtedness of Directors and Executive Officers	46
Shares Owned or Controlled by Senior Management	46
Interest of Informed Persons and Others in Material Transactions	46
Directors’ and Officers’ Insurance	46
Shareholder Proposals	46
Availability of Documents	46
Approval	46

SCHEDULE “A” - Amendment to the Management Long-Term Incentive Plan	47

SCHEDULE “B” - Shareholder Proposals	48

SCHEDULE “C” - Statement of Corporate Governance Practices	50

SCHEDULE “D” - Mandate of the Board	58

Questions and Answers - Voting and Proxies

The following questions and answers provide guidance on how to vote your shares.

Who can vote?

Shareholders who are registered as at the close of business on March 15, 2007, (the “record date”), will be entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on February 28, 2007, the Company had outstanding 510,006,627 common shares without nominal or par value. Subject to the voting restrictions described below, each common share carries the right to one vote.

What will I be voting on?

Shareholders will be voting (i) to elect directors of the Company, (ii) to appoint KPMG LLP as auditors of the Company, (iii) to amend the Management Long-Term Incentive Plan of the Company, and (iv) on the two shareholder proposals set out in Schedule “B” to this Information Circular. Our board of directors and our management are recommending that shareholders vote FOR items (i), (ii) and (iii), and AGAINST the proposals referred to in item (iv).

How will these matters be decided at the Meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is soliciting my proxy?

The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained the services of Kingsdale Shareholder Services Inc. for the solicitation of proxies in Canada and the United States, at an aggregate cost estimated to be CAD$45,000 plus additional costs relating to telephone calls and out-of-pocket expenses.

Who can I call with questions?

If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call Kingsdale Shareholder Services Inc., the Company’s proxy solicitation agent, toll-free at 1-866-381-4104.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-866-249-7775 or by email at service@computershare.com.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non-registered shareholder?”.

What are the voting restrictions?

Our articles of incorporation, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

How do I vote if I am a registered shareholder?

1)        Voting by Proxy

You are a registered shareholder if your name appears on your share certificate. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons named as proxies in such form of proxy are the board chair and the President and Chief Executive Officer of the Company. However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and attends the Meeting.

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• How can I send my form of proxy?

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote over the Internet by following the instructions on the form of proxy.

• What is the deadline for receiving the form of proxy?

The deadline for receiving duly completed forms of proxy or a vote over the Internet is 5:00 p.m. (Montréal time) on April 23, 2007, or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Montréal time) on the business day prior to the day fixed for the adjourned or postponed meeting.

• How will my common shares be voted if I give my proxy?

Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy. If no instructions are indicated, your common shares represented by proxies in favour of management will be voted FOR the election of management’s nominees as directors, FOR the appointment of KPMG LLP as auditors, FOR the amendments to the Management Long-Term Incentive Plan, AGAINST each of the two shareholder proposals set out in Schedule “B” and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead for such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and management is not aware of any amendment or other business likely to be brought before the Meeting.

• If I change my mind, how can I revoke my proxy?

You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, Montréal, Québec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. (Montréal time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law or in the case of a vote over the Internet, by way of a subsequent Internet vote.

2)        Voting in Person

If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada. Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

How do I vote if I am a non-registered shareholder?

If your common shares are not registered in your name and are held in the name of a nominee, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways, listed below, that you can vote your common shares:

1)       Giving your Voting Instructions

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting.

2)       Voting in Person

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non- registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the Meeting.

How do I vote if I am an employee shareholder?

Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Union and Management Savings Plans for U.S. Operations (the “Plans”), are known as “Employee Shares”. Employee Shares remain registered in the name of the custodian, unless the employees have withdrawn their common shares from the Plans in accordance with their provisions.

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Voting rights attached to the Employee Shares that are registered in the name of the custodian can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction form the necessary directions to the custodian or any other person or company (who need not be a shareholder) as to how they wish their Employee Shares to be voted at the Meeting. Beneficial owners of Employee Shares may also give such voting instructions by telephone or over the Internet. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in accordance with management’s recommendations mentioned above and at the discretion of the custodian or such other person indicated, in respect of amendments to management’s proposals or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction form has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the Internet) will be voted.

A holder of Employee Shares may revoke his or her directions, as indicated on a voting instruction form, at any time by an instrument in writing executed by the holder of Employee Shares, or by the holder’s attorney duly authorized in writing, provided such written instrument indicating the holder’s intention to revoke is (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including 5:00 p.m. (Montréal time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or (iii) in any other manner permitted by law, or in the case of directions given by telephone or over the Internet, by way of subsequent telephone or Internet directions.

The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No form of proxy is to be completed with respect to Employee Shares.

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Business of the Meeting

Financial Statements

Our consolidated financial statements for the year ended December 31, 2006, together with the auditors’ reports thereon, are included in the 2006 Annual Report of the Company.

Election of Directors

Our articles of incorporation, as amended, provide that our board of directors shall consist of a minimum of seven and a maximum of 21 directors (hereinafter the “Board” or “Board of Directors”). Pursuant to a resolution of the Board of Directors, 14 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board -Description of Nominees” will be presented for election at the Meeting as management’s nominees. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of these nominees. The persons nominated are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors.

Appointment of Auditors

The Board of Directors and the Audit Committee recommend that KPMG LLP be appointed to serve as our auditors until the next annual meeting of shareholders. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

Amendments to Management Long-Term Incentive Plan

At the Meeting, shareholders will be asked to consider, and, if deemed advisable, to approve an ordinary resolution (the “MLTIP Resolution”) confirming certain amendments to our Management Long-Term Incentive Plan (the “MLTIP”). On March 6, 2007, the Board of Directors approved, subject to shareholder and regulatory approval, a new amendment provision for the MLTIP.

The MLTIP currently provides that the Company has the power to make such changes to the MLTIP as it deems proper, subject to the rights and obligations of the participants in the MLTIP. In 2006, the Toronto Stock Exchange (“TSX”) issued a staff notice indicating that general amendment provisions in security-based compensation plans of TSX issuers should be reviewed. The Human Resources and Compensation Committee and the Board of Directors believe that it is in the best interests of the Company to make, and have approved, an amendment to the MLTIP to provide that from time to time the Board of Directors or the Human Resources and Compensation Committee, as provided in the MLTIP or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may, in addition to its powers under the MLTIP, amend any of the provisions of MLTIP or suspend or terminate the MLTIP or amend the terms of any then outstanding award of options under the MLTIP (“Options”); provided, however, that the Company shall obtain shareholder approval for:

(i)	any amendment to the maximum number of common shares issuable under the MLTIP, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”);

(ii)	any amendment which would allow non-employee directors to be eligible for new awards under the MLTIP;

(iii)	any amendment which would permit any Option granted under the MLTIP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);

(iv)	the addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the MLTIP reserve;

(v)	the addition in the MLTIP of deferred or restricted share unit provisions or any other provisions which results in participants receiving common shares while no cash consideration is received by the Company;

(vi)	any reduction in the exercise price of an Option after the Option has been granted to a participant or any

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cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment;

(vii)	any extension to the term of an outstanding Option beyond the original expiry date, except in case of an extension due to a blackout period;

(viii)	any increase to the maximum number of common shares that may be issued (i) under the MLTIP to any one participant during any calendar year or (ii) under the MLTIP and under any other plan to any one participant; and

(ix)	the addition in the MLTIP of any form of financial assistance and any amendment to a financial assistance provision which is more favourable to participants.

The Board or the Human Resources and Compensation Committee, as provided in the MLTIP or pursuant to a specific delegation, may, subject to receipt of requisite regulatory approval, where required, in its sole discretion, make all other amendments to the MLTIP or awards of Options under the MLTIP that are not contemplated above, including, without limitation, the following:

(i)	amendments of a “housekeeping” or clerical nature as well as any amendment clarifying any provision of the MLTIP;

(ii)	a change to the vesting provisions of an Option or of the MLTIP;

(iii)	a change to the termination provisions of an Option or the MLTIP which does not entail an extension beyond the original expiry date;

(iv)	any Share Adjustment; and

(v)	suspending or terminating the MLTIP.

No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the MLTIP, to the extent that such Options have not then been exercised, unless the rights of the participants shall then have terminated in accordance with the MLTIP.

Also on March 6, 2007, the Board of Directors approved, subject to shareholder and regulatory approval, amendments to the MLTIP providing for an extension of ten (10) business days from the end of a Blackout Period (which is defined as a period self-imposed by the Company during which directors and certain employees of the Company shall not trade the securities of the Company) if the expiry date of an Option falls within the Blackout Period or within ten (10) business days after the end of the Blackout Period (a “Blackout Extension Term”). Furthermore, should a new Blackout Period be imposed during a Blackout Extension Term, the Blackout Extension Term will be further extended at the end of the new Blackout Period so that the number of days during which Optionees will be able to trade securities of the Company will amount to a total of ten (10) business days.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution approving the above amendments.

The MLTIP Resolution, the text of which is reproduced at Schedule “A” to this Information Circular, must be approved by at least a majority of the votes cast at the Meeting by shareholders of the Company present or represented by proxy in order for it to be adopted. The Company’s Board of Directors recommends that shareholders vote FOR the approval of the ordinary resolution.

Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the approval of the MLTIP Resolution.

For more information on the MLTIP, please see the section of this Information Circular entitled “Statement of Executive Compensation - Officers’ Remuneration - Management Long-Term Incentive Plan”.

Shareholder Proposals

Attached to this Information Circular are two shareholder proposals which have been submitted for consideration at the Meeting, the supporting statements of the proposing shareholders and the response of management and the Board of Directors to each of the proposals. Management and the Board of Directors recommend to vote AGAINST such proposals.

Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the persons designated in the accompanying form of proxy or voting instruction form intend to vote AGAINST these proposals.

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Nominees for Election to the Board

Description of Nominees

The following table sets out information regarding the nominees for election as directors, as of February 28, 2007, unless otherwise indicated. All nominees are current directors of the Company. Mr. Purdy Crawford, who is one of our current directors, will retire from the Board at the Meeting, having reached the age limit described in the Board’s retirement policy.

MICHAEL R. ARMELLINO, CFA
Age: 67(1) Fort Lee, New Jersey, U.S.A. Director Since: May 7, 1996 Independent	Mr. Armellino, a chartered financial analyst, is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including senior transportation analyst and Partner in Charge of Research.
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Strategic Planning Committee (Chair)	100%	Controlled(3)
Audit Committee	100%
Finance Committee	100%	February 2007	February 2006	February 2007	February 2006
Investment Committee of CN’s Pension Trust Funds(2)	100%
		97,650	89,846	Nil	33,000

A. CHARLES BAILLIE, O.C., LL.D.
Age: 67(1) Toronto, Ontario, Canada Director Since: April 15, 2003 Independent	Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer of the bank in December 2002. Mr. Baillie is also a director of Dana Corporation, George Weston Limited and Telus Corporation.
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Audit Committee	100%	Controlled(3)
Corporate Governance and Nominating Committee	100%
Human Resources and Compensation Committee	100%	February 2007	February 2006	February 2007	February 2006
Strategic Planning Committee	100%
		117,514(5)	92,220(6)	N/A	N/A

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HUGH J. BOLTON, FCA
Age: 68(1) Edmonton, Alberta, Canada Director Since: April 15, 2003 Independent	Mr. Bolton is the chair of the board of directors of EPCOR Utilities Inc. (energy and energy-related services provider), and the Lead Director of Matrikon Inc. (supplier of industrial IT solutions). Mr. Bolton is also a director of Teck Cominco Limited, The Toronto-Dominion Bank and WestJet Airlines Ltd. From 1991 to 1997, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers).
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Audit Committee	100%	Controlled(3)
Corporate Governance and Nominating Committee	100%
Human Resources and Compensation Committee	100%	February 2007	February 2006	February 2007	February 2006
Strategic Planning Committee	100%
		27,949(5)	23,200(6)	N/A	N/A

J.V. RAYMOND CYR, O.C., LL.D.
Age: 73(1) Montréal, Québec, Canada Director Since: March 29, 1995 Independent	Mr. Cyr is chair of PolyValor Inc. (University Research Valorization Fund). Mr. Cyr also served as chair of Bell Canada from 1985 to 1989 and from 1992 to 1996 and as chair of BCE Inc. from 1989 to 1993. He is also a director of Transcontinental Inc. and ART Advanced Research Technologies Inc.
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Environment, Safety and Security Committee (Chair)	100%	Controlled(3)
Finance Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2007	February 2006	February 2007	February 2006
Strategic Planning Committee	67%
		64,803(5)	59,088(6)	72,000	72,000

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AMBASSADOR GORDON D. GIFFIN
Age: 57(1) Atlanta, Georgia, U.S.A Director Since: May 1, 2001 Independent	Mr. Giffin is Senior Partner, McKenna Long & Aldridge (law firm) and he was United States Ambassador to Canada from August 1997 to April 2001. Mr. Giffin is also a director of Canadian Imperial Bank of Commerce, Canadian Natural Resources Limited, TransAlta Corporation, Bowater Incorporated and Ontario Energy Savings Corp.
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Environment, Safety and Security Committee	100%	Controlled(3)
Finance Committee	100%
Human Resources and Compensation Committee	100%	February 2007	February 2006	February 2007	February 2006
Strategic Planning Committee	100%
		28,013(5)	28,366(6)	27,000	27,000

JAMES K. GRAY, O.C., A.O.E., LL.D.
Age: 73(1) Calgary, Alberta, Canada Director Since: July 4, 1996 Independent	Mr. Gray is Corporate Director and Former Chairman and Chief Executive Officer, Canadian Hunter Exploration Ltd. (natural gas company). Mr. Gray is also a director of Brookfield Asset Management Inc., Phoenix Technology Income Fund and Twin Mining Corporation.
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Corporate Governance and Nominating Committee	100%	Controlled(3)
Environment, Safety and Security Committee	75%
Human Resources and Compensation Committee	100%	February 2007	February 2006	February 2007	February 2006
Strategic Planning Committee	100%
		57,889(5)	52,624(6)	72,000	72,000

CN Management Information Circular  9

E. HUNTER HARRISON
Age: 62(1) Wellington, Florida, U.S.A. Director Since: December 7, 1999 Not Independent	Mr. Harrison has been President and Chief Executive Officer of the Company since January 1, 2003. He has served as Executive Vice-President and Chief Operating Officer of the Company from March 1998 to December 2002. Prior to joining CN, Mr. Harrison had been a director and President and Chief Executive Officer of the Illinois Central Corporation and the Illinois Central Railroad Company from 1993 to 1998.
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Strategic Planning Committee	100%	Controlled(3)

		February 2007	February 2006	February 2007	February 2006

		283,625	264,204	3,360,000	3,215,000

EDITH E. HOLIDAY
Age: 55(1) Washington, District of Columbia, U.S.A. Director Since: June 1, 2001 Independent	Mrs. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and Secretary of the Cabinet, The White House. Mrs. Holiday is a director of H.J. Heinz Company, Hess Corporation, RTI International Metals, Inc. and White Mountains Insurance Group, Ltd. She is also a director or trustee in various investment companies of the Franklin Templeton Group of Mutual Funds.
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Corporate Governance and Nominating Committee	100%	Controlled(3)
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2007	February 2006	February 2007	February 2006
Strategic Planning Committee	100%
		26,700	22,200	27,000	27,000

CN Management Information Circular  10

V. MAUREEN KEMPSTON DARKES, O.C., D. COMM., LL.D.
Age: 58(1) Miramar, Florida, U.S.A. Director Since: March 29, 1995 Not Independent	Mrs. Kempston Darkes is Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation. Mrs. Kempston Darkes is also a director of The Thomson Corporation.
Member of:	Attendance:	Securities and Options Held:
Board	91%	Common Shares Owned or		Options Held(4)
Corporate Governance and Nominating Committee	100%	Controlled(3)
Finance Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	75%	February 2007	February 2006	February 2007	February 2006
Strategic Planning Committee	67%
		35,469(5)	30,690(6)	72,000	72,000

ROBERT H. LEE, C.M., O.B.C., LL.D.
Age: 73(1) Vancouver, British Columbia, Canada Director Since: April 21, 2006 Independent	Mr. Lee is Chairman of the Prospero Group of Companies (real estate, investment, finance, agency and management). He is a director of Crown Life Insurance Company, Wall Financial Corporation, and he served for many years as a Trustee of Belmont Trust, which is associated with Fairmont Shipping Hong Kong Ltd. He served as Chancellor of the University of British Columbia, Chairman of UBC Foundation and as a member of its Board of Governors for many years. In 1998, he founded and still serves as Chairman of the UBC Properties Trust.
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Audit Committee	100%	Controlled(3)
Finance Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2007	February 2006	February 2007	February 2006
Strategic Planning Committee	100%
		13,500	N/A	N/A	N/A

CN Management Information Circular 11

DENIS LOSIER, LL.D.
Age: 54(1) Moncton, New Brunswick, Canada Director Since: October 25, 1994 Independent	Mr. Losier is President and Chief Executive Officer, Assumption Life (life insurance company). Between 1989 and 1994, Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick. He is also a director of NAV CANADA.
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Finance Committee (Chair)	100%	Controlled(3)
Audit Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2007	February 2006	February 2007	February 2006
Strategic Planning Committee	100%
		66,979(5)	61,794(6)	60,000	60,000

THE HON. EDWARD C. LUMLEY, P.C., LL.D.
Age: 67(1) South Lancaster, Ontario, Canada Director Since: July 4, 1996 Independent	Mr. Lumley is Vice-Chairman, BMO Capital Markets (investment bank). From 1986 to 1991, he served as chair of Noranda Manufacturing Group Inc. Mr. Lumley was a Member of Parliament from 1974 to 1984, during which time he held various cabinet portfolios in the Government of Canada. Mr. Lumley is also a director of BCE Inc., Dollar-Thrifty Automotive Group, Inc., Magna Entertainment Corp. and Magna International Inc.
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Investment Committee of CN’s Pension Trust Funds (Chair)(2)	100%	Controlled(3)
Environment, Safety and Security Committee	100%
Finance Committee	100%
Human Resources and Compensation Committee	100%	February 2007	February 2006	February 2007	February 2006
Strategic Planning Committee	100%
		54,186(5)	48,518(6)	72,000	72,000

CN Management Information Circular 12

DAVID G.A. McLEAN, O.B.C., LL.D.
Age: 68(1) Vancouver, British Columbia, Canada Director Since: August 31, 1994 Independent	Mr. McLean is board chair of the Company and chair and Chief Executive Officer, The McLean Group (real estate investment, film and television facilities, communications and helicopter charters).
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Corporate Governance and Nominating Committee (Chair)	100%	Controlled(3)
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2007	February 2006	February 2007	February 2006
Strategic Planning Committee	100%
		150,224(5)	134,606(6)	24,000	24,000

ROBERT PACE
Age: 52(1) Halifax, Nova Scotia, Canada Director Since: October 25, 1994 Independent	Mr. Pace is President and Chief Executive Officer, The Pace Group (private holding company). Mr. Pace is also a director of High Liner Foods Incorporated and board chair of Overland Realty Limited.
Member of:	Attendance:	Securities and Options Held:
Board	100%	Common Shares Owned or		Options Held(4)
Audit Committee (Chair)	100%	Controlled(3)
Corporate Governance and Nominating Committee	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2007	February 2006	February 2007	February 2006
Strategic Planning Committee	100%
		68,033(5)	62,242(6)	72,000	72,000

(1)	The age of the directors is provided as at the date of the Meeting (i.e., on April 24, 2007).

(2)	The Investment Committee of CN’s Pension Trust Funds is a mixed committee composed of both members of the Board of Directors as well as officers of the Company.

(3)	The information regarding common shares beneficially owned, controlled or directed has been furnished by the respective nominees individually and includes Directors Restricted Share Units granted as compensation to directors, but does not include common shares under options.

(4)	The information regarding options comprises only the options granted under the Management Long-Term Incentive Plan. Mr. Baillie, Mr. Bolton and Mr. Lee were not members of the Board when options were granted. No options were granted to directors in 2003, 2004 and 2005. On March 8, 2005, the Management Long-Term Incentive Plan was amended to provide that option grants under such plan could no longer be made to non-executive directors.

(5)	Includes Directors Restricted Share Units in the following amounts: A. Charles Baillie: 27,314; Hugh J. Bolton: 24,949; J.V. Raymond Cyr: 22,462; Ambassador Gordon D. Giffin: 12,213; James K. Gray: 5,713; V. Maureen Kempston Darkes: 22,869; Denis Losier: 23,712; Edward C. Lumley: 22,386; David G.A. McLean: 42,314; and Robert Pace: 23,933. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their Directors Restricted Share Units upon retirement, resignation or death.

(6)	Includes Directors Restricted Share Units in the following amounts: A. Charles Baillie: 22,220; Hugh J. Bolton: 20,200; J.V. Raymond Cyr: 22,188; Ambassador Gordon D. Giffin: 12,066; James K. Gray: 5,644; V. Maureen Kempston Darkes: 22,590; Denis Losier: 18,976; Edward C. Lumley: 16,718; David G.A. McLean: 28,696; and Robert Pace: 18,142.

CN Management Information Circular 13

Board of Directors Compensation

The directors of the Company play an invaluable role in enhancing shareholder value. As indicated under “Nominees for Election to the Board – Share Ownership” at page 17, the directors have a substantial investment in the Company. In addition, approximately 80% of the total annual remuneration for 2006 of the non-executive directors was in the form of common shares or Directors Restricted Share Units (“DRSUs”). The directors may elect to receive all or part of their director, committee member, Board chair and committee chair cash retainers either in cash, common shares of the Company purchased on the open market or DRSUs. They may also elect to receive their common share retainers in DRSUs. Each DRSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market plus additional DRSUs reflecting dividend equivalents.

The directors’ compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States, four of the non-executive director nominees are from the United States and the compensation of the non-executive directors of the Company tends to be comparable to that of large U.S.-based companies.

In consideration for serving on the Board of Directors in 2006, each director was compensated as indicated in the table below:

Type of fee	Amount and number of shares
Board Chair Retainer(1)	US$120,000(2) and 12,000 Shares(2)
Director Retainer(3)	US$15,000(2) and 4,500 Shares(2)
Committee Chair Retainer(4)	US$15,000(2)
Committee Member Retainer	US$3,500(2)
Board Meeting Attendance Fee	US$1,000
Committee Meeting Attendance Fee	US$1,000
Travel Attendance Fee	US$1,000

(1)	The Board chair received no additional Director Retainer nor Committee Chair or Member Retainer.

(2)	The directors may choose to receive all or part of their cash retainer in common shares or DRSUs and their common share retainer can also be received in DRSUs. The common shares are purchased on the open market.

(3)	Mr. Harrison did not receive any compensation to serve as director because he is an officer of the Company.

(4)	The committee chairs (other than the Board chair) also received, as members of a committee, a retainer of US$3,500.

CN Management Information Circular 14

The table below reflects in detail the compensation earned by non-employee directors in the 12-month period ended December 31, 2006.

Director(1)	Director and Board Chair Cash Retainer (US$)	Committee Chairman Cash Retainer (US$)	Committee Member Cash Retainer (US$)	Value of Common Shares or DRSUs Granted(2) (3) (US$)	Board and Committee Attendance and Travel Fees(4) (US$)	Total Annual Fees and Equity Grant (US$)	Percentage of Total Fees received in Common Shares and/or DRSUs(5) (US$)

Michael R. Armellino	15,000	15,000	14,000	202,500	35,000	281,500	77%

A. Charles Baillie	15,000	—	14,000	202,839	38,000	269,839	81%

Hugh J. Bolton	15,000	—	14,000	202,839	38,000	269,839	75%

Purdy Crawford	15,000	15,000	17,500	202,839	42,000	292,339	86%

J.V. Raymond Cyr	15,000	15,000	14,000	202,315	27,000	273,315	74%

Ambassador Gordon D. Giffin	15,000	—	14,000	202,548	35,000	266,548	76%

James K. Gray	15,000	—	14,000	201,995	36,000	266,995	87%

Edith E. Holiday	15,000	—	17,500	204,084	40,000	276,584	74%

V. Maureen Kempston Darkes	15,000	—	14,000	201,836	29,000	259,836	78%

Robert H. Lee(6)	10,000	—	9,333	125,841	24,000	169,174	74%

Denis Losier	15,000	15,000	14,000	202,839	35,000	281,839	72%

The Hon. Edward C. Lumley	15,000	15,000	17,500	202,839	40,000	290,339	86%

David G.A. McLean	120,000	—	—	540,904	41,000	701,904	86%

Robert Pace	15,000	15,000	17,500	204,800	42,000	294,300	86%

TOTAL	310,000	90,000	191,333	3,101,018	502,000	4,194,351	80%

(1)	Certain directors attended meetings of committees of which they were not members and received a committee attendance fee for such attendance. These directors have received not more than US$5,000, on an individual basis, in such attendance fees. Mr. McLean received US$2,000 for his participation in meetings of the Company’s Donations Committee. These fees are not presented in this table.
(2)	In addition to the director cash retainer, each non-executive director received 4,500 common shares or DRSUs as part of the Board Retainer. The value of such grant was calculated as at the dates of purchase or grant and using the exchange rate in effect at such time.
(3)	In addition to the Board chair cash retainer, the Board chair received 12,000 common shares or DRSUs as Board chair retainer. The value of such grant was calculated as at the dates of purchase or grant and using the exchange rate in effect at such time.
(4)	Includes travel fees which amounted to a total of US$94,000, in aggregate for all directors.
(5)	In addition to the common shares or DRSUs received by the directors and the Board chair as described in notes (2) and (3), the directors and the Board chair may choose to receive all or part of their cash retainers in common shares or DRSUs. The following directors made such election: Michael R. Armellino, A. Charles Baillie, Purdy Crawford, James K. Gray, Edward C. Lumley, David McLean and Robert Pace. The percentage of total fees received in common shares and/or DRSUs reflects such elections.
(6)	Mr. Lee was appointed to the Board of Directors effective April 21, 2006.

The table below shows information regarding options held by non-executive directors under the Management Long-Term Incentive Plan as of February 28, 2007. As of the date hereof, all these options are exercisable. On March 8, 2005, the Management Long-Term Incentive Plan was amended to provide that option grants under the Plan could no longer be made to the non-executive directors. While they remain participants in the Plan for previous grants, the last time non-executive directors received options was in 2002.

					Options as at February 28, 2007(2)

Director	Date of Grant (mm/dd/yy)	Expiry Date (mm/dd/yy)	Exercise Price (US$)	Options Granted and Vested(2) (#)	Exercised (#)	Unexercised (#)	Value of Unexercised Options(3) (US$)

Michael R. Armellino(1)	03/24/1998	03/24/2008	13.18	21,000	21,000	—	—

	04/26/1999	04/26/2009	12.61	12,000	12,000	—	—
	01/25/2000	01/25/2010	9.98	12,000	12,000	—	—
	01/26/2001	01/26/2011	14.25	15,000	15,000	—	—
	01/25/2002	01/25/2012	21.87	12,000	12,000	—	—

A. Charles Baillie(4)	—	—	—	—	—	—	—

Hugh J. Bolton(4)	—	—	—	—	—	—	—

CN Management Information Circular 15

					Options as at February 28, 2007(2)

Director	Date of Grant (mm/dd/yy)	Expiry Date (mm/dd/yy)	Exercise Price (US$)	Options Granted and Vested(2) (#)	Exercised (#)	Unexercised (#)	Value of Unexercised Options(3) (US$)

Purdy Crawford	03/24/1998	03/24/2008	13.18	21,000	—	21,000	641,340
	04/26/1999	04/26/2009	12.61	12,000	—	12,000	373,320
	01/25/2000	01/25/2010	9.98	12,000	—	12,000	404,880
	01/26/2001	01/26/2011	14.25	15,000	—	15,000	442,050
	01/25/2002	01/25/2012	21.87	12,000	—	12,000	262,200

J.V. Raymond Cyr	03/24/1998	03/24/2008	13.18	21,000	—	21,000	641,340
	04/26/1999	04/26/2009	12.61	12,000	—	12,000	373,320
	01/25/2000	01/25/2010	9.98	12,000	—	12,000	404,880
	01/26/2001	01/26/2011	14.25	15,000	—	15,000	442,050
	01/25/2002	01/25/2012	21.87	12,000	—	12,000	262,200

Ambassador Gordon D. Giffin	05/01/2001	05/01/2011	16.95	15,000		15,000	401,550
	01/25/2002	01/25/2012	21.87	12,000		12,000	262,200

James K. Gray	03/24/1998	03/24/2008	13.18	21,000	—	21,000	641,340
	04/26/1999	04/26/2009	12.61	12,000	—	12,000	373,320
	01/25/2000	01/25/2010	9.98	12,000	—	12,000	404,880
	01/26/2001	01/26/2011	14.25	15,000	—	15,000	442,050
	01/25/2002	01/25/2012	21.87	12,000	—	12,000	262,200

Edith E. Holiday	06/01/2001	06/01/2011	17.72	15,000	—	15,000	390,000
	01/25/2002	01/25/2012	21.87	12,000	—	12,000	262,200

V. Maureen Kempston Darkes	03/24/1998	03/24/2008	13.18	21,000	—	21,000	641,340
	04/26/1999	04/26/2009	12.61	12,000	—	12,000	373,320
	01/25/2000	01/25/2010	9.98	12,000	—	12,000	404,880
	01/26/2001	01/26/2011	14.25	15,000	—	15,000	442,050
	01/25/2002	01/25/2012	21.87	12,000	—	12,000	262,200

Robert H. Lee(4)	—	—	—	—	—	—	—

Denis Losier	03/24/1998	03/24/2008	13.18	21,000	12,000	9,000	274,860
	04/26/1999	04/26/2009	12.61	12,000	—	12,000	373,320
	01/25/2000	01/25/2010	9.98	12,000	—	12,000	404,880
	01/26/2001	01/26/2011	14.25	15,000	—	15,000	442,050
	01/25/2002	01/25/2012	21.87	12,000	—	12,000	262,200

The Hon. Edward C. Lumley	03/24/1998	03/24/2008	13.18	21,000	—	21,000	641,340
	04/26/1999	04/26/2009	12.61	12,000	—	12,000	373,320
	01/25/2000	01/25/2010	9.98	12,000	—	12,000	404,880
	01/26/2001	01/26/2011	14.25	15,000	—	15,000	442,050
	01/25/2002	01/25/2012	21.87	12,000	—	12,000	262,200

David G.A. McLean	03/24/1998	03/24/2008	13.18	30,000	30,000	—	—
	04/26/1999	04/26/2009	12.61	21,000	21,000	—	—
	01/25/2000	01/25/2010	9.98	21,000	21,000	—	—
	01/26/2001	01/26/2011	14.25	24,000	24,000	—	—
	01/25/2002	01/25/2012	21.87	24,000	—	24,000	524,400

Robert Pace	03/24/1998	03/24/2008	13.18	21,000	—	21,000	641,340
	04/26/1999	04/26/2009	12.61	12,000	—	12,000	373,320
	01/25/2000	01/25/2010	9.98	12,000	—	12,000	404,880
	01/26/2001	01/26/2011	14.25	15,000	—	15,000	442,050
	01/25/2002	01/25/2012	21.87	12,000	—	12,000	262,200

(1)	During the 12-month period ended February 28, 2007, Mr. Armellino exercised 33,000 options for an aggregate realized value of US$964,285.
(2)	All options granted to directors have vested.
(3)	The value of unexercised in-the-money options at February 28, 2007 is the difference between the average closing price on such date on the New York and Toronto stock exchanges (US$43.72) and the exercise price, if in Canadian dollars, converted using the rate of exchange on such date of 0.8548. This value has not been and may never be realized. The actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
(4)	Mr. Baillie, Mr. Bolton and Mr. Lee were not members of the Board when options were granted under the Management Long-Term Incentive Plan.

CN Management Information Circular  16

Share Ownership

The Board has adopted a guideline stating that each non-executive director should own, within three (3) years of joining the Board, common shares, DRSUs or similar share equivalent of CN, if any, with a value of at least the higher of: (i) CAD$250,000, or (ii) three (3) times the aggregate of the director’s annual Board retainer in cash and the annual common share or DRSU grant (and for the Board chair, the aggregate of the Board Chair annual retainer in cash and the annual common share or DRSU grant) (the “Minimum Shareholding Requirement”). Each director shall continue to hold such value throughout his or her tenure as a director and the common shares, DRSUs or similar share equivalent of CN held to comply with the Minimum Shareholding Requirement shall not be the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding.

Each director shall be required to receive at least fifty percent (50%) of his or her annual Board, committee, Board chair and committee chair cash retainers in common shares or DRSUs of CN and may elect to receive up to one hundred percent (100%) of such retainers in common shares or DRSUs of CN until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may elect to receive up to one hundred percent (100%) of such retainers in common shares or DRSUs of CN. As of the date hereof, the average value of common shares (including DRSUs) of the Company owned by non-executive directors is approximately US$2,892,709 (based on the February 28, 2007, average closing price of the common shares of the Company on the Toronto and New York stock exchanges).

The following table provides information on the value of common shares and DRSUs owned by the Company’s current directors, the multiple of each director’s annual retainer so owned and for each director the amount needed to meet the Minimum Shareholding Requirement

Director	Year(1)	Number of common shares owned, controlled or directed	Number of DRSUs held	Total number of common shares owned, controlled or directed and DRSUs	Guideline met (Ö) or investment required to meet guideline (US$)	Total value of common shares and DRSUs (Value at risk)(2) (US$)	Value at risk as multiple of annual retainer

Michael R. Armellino	2006	97,650	—	97,650
	2005	89,846	—	89,846	Ö	4,269,258	20.2
	Net change	7,804	—	7,804

A. Charles Baillie	2006	90,200	27,314	117,514
	2005	70,000	22,220	92,220	Ö	5,137,712	24.3
	Net change	20,200	5,094	25,294

Hugh J. Bolton	2006	3,000	24,949	27,949
	2005	3,000	20,200	23,200	Ö	1,221,930	5.8
	Net change	—	4,749	4,749

Purdy Crawford	2006	104,540	12,853	117,393
	2005	99,700	12,696	112,396	Ö	5,132,422	24.2
	Net change	4,840	157	4,997

J.V. Raymond Cyr	2006	42,341	22,462	64,803
	2005	36,900	22,188	59,088	Ö	2,833,187	13.4
	Net change	5,441	274	5,715

Ambassador Gordon D. Giffin	2006	15,800	12,213	28,013
	2005	16,300	12,066	28,366	Ö	1,224,728	5.8
	Net change	(500)	147	(353)

James K. Gray	2006	52,176	5,713	57,889
	2005	46,980	5,644	52,624	Ö	2,530,907	12.0
	Net change	5,196	69	5,265

E. Hunter Harrison	2006	283,625	—	283,625
	2005	264,204	—	264,204	Ö	12,400,085	—
	Net change	19,421	—	19,421

Edith E. Holiday	2006	26,700	—	26,700
	2005	22,200	—	22,200	Ö	1,167,324	5.5
	Net change	4,500	—	4,500

V. Maureen Kempston Darkes	2006	12,600	22,869	35,469
	2005	8,100	22,590	30,690	Ö	1,550,705	7.3
	Net change	4,500	279	4,779

Robert H. Lee	2006	13,500	—	13,500	45,000
	2005	—	—	—	by April 21, 2009	590,220	2.8
	Net change	13,500	—	13,500

Denis Losier	2006	43,267	23,712	66,979
	2005	42,818	18,976	61,794	Ö	2,928,322	13.8
	Net change	449	4,736	5,185

The Hon. Edward C. Lumley	2006	31,800	22,386	54,186
	2005	31,800	16,718	48,518	Ö	2,369,012	11.2
	Net change	—	5,668	5,668

CN Management Information Circular  17

Director	Year(1)	Number of common shares owned, controlled or directed	Number of DRSUs held	Total number of common shares owned, controlled or directed and DRSUs	Guideline met (Ö) or investment required to meet guideline (US$)	Total value of common shares and DRSUs (Value at risk)(2) (US$)	Value at risk as multiple of annual retainer

David G.A. McLean	2006	107,910	42,314	150,224
	2005	105,910	28,696	134,606	Ö	6,567,793	10.2
	Net change	2,000	13,618	15,618

Robert Pace	2006	44,100	23,933	68,033
	2005	44,100	18,142	62,242	Ö	2,974,403	14.0
	Net change	—	5,791	5,791

(1)	The number of common shares and DRSUs held by each director for 2006 is as at February 28, 2007, and for 2005 is as at February 28, 2006.
(2)	The total value is based on the February 28, 2007 average closing price of the common shares on the Toronto and New York stock exchanges (US$43.72), converted using the rate of exchange on such date of 0.8548.

Additional Disclosure Relating to Directors

As of the date hereof, to the knowledge of the Company and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i) Mr. Baillie, a director of the Company, is a director of Dana Corporation which filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 3, 2006. Dana’s European, South American, Asian-Pacific, Canadian and Mexican subsidiaries are not included in the Chapter 11 filing;

(ii) Mr. Cyr, a director of the Company, was a director of Air Canada when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) in April 2003 and was a director of Cable Satisfaction International Inc. when it voluntarily filed for protection under the CCAA in July 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004 and Cable Satisfaction International Inc.’s second amended and restated plan of arrangement and reorganization was approved by its creditors and sanctioned by the Québec Superior Court in March 2004. Mr. Cyr is no longer a director of Air Canada nor of Cable Satisfaction International Inc.; and

(iii) Mr. Lumley, a director of the Company, was a director of Air Canada when it voluntarily filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mr. Lumley is no longer a director of Air Canada.

CN Management Information Circular  18

Board and Committee Attendance

The tables below show the record of attendance by directors at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the 12-month period ended December 31, 2006.

	Number and % of meetings attended

Director(1)	Board	Audit Committee	Corporate Governance and Nominating Committee	Environment, Safety and Security Committee	Finance Committee	Human Resources and Compensation Committee	Investment Committee of CN’s Pension Trust Funds	Strategic Planning Committee	Committees (total)	Overall| Attendance

Michael R. Armellino	11/11	5/5	—	—	5/5	—	4/4	3/3	17/17	28/28
	(100%)								(100%)	(100%)

A. Charles Baillie	11/11	5/5	6/6	—	—	5/5	—	3/3	19/19	30/30
	(100%)								(100%)	(100%)

Hugh J. Bolton	11/11	5/5	6/6	—	—	5/5	—	3/3	19/19	30/30
	(100%)								(100%)	(100%)

Purdy Crawford	11/11	5/5	6/6	—	—	5/5	4/4	3/3	23/23	34/34
	(100%)								(100%)	(100%)

J.V. Raymond Cyr	11/11	—	—	4/4	5/5	—	4/4	2/3	15/16	26/27
	(100%)								(94%)	(96%)

Ambassador	11/11	—	—	4/4	5/5	5/5	—	3/3	17/17	28/28
Gordon D. Giffin	(100%)								(100%)	(100%)

James K. Gray	11/11	—	6/6	3/4	—	5/5	—	3/3	17/18	28/29
	(100%)								(94%)	(97%)

E. Hunter Harrison	11/11	—	—	—	—	—	—	3/3	3/3	14/14
	(100%)								(100%)	(100%)

Edith E. Holiday	11/11	—	6/6	4/4	—	5/5	4/4	3/3	22/22	33/33
	(100%)								(100%)	(100%)

V. Maureen Kempston	10/11	—	—	4/4	5/5	—	3/4	2/3	14/16	24/27
Darkes	(91%)								(88%)	(89%)

Robert H. Lee (2)	8/8	2/2	—	—	3/3	—	3/3	3/3	11/11	19/19
	(100%)								(100%)	(100%)

Denis Losier	11/11	5/5	—	—	5/5	—	4/4	3/3	17/17	28/28
	(100%)								(100%)	(100%)

The Hon. Edward C.	11/11	—	—	4/4	5/5	5/5	4/4	3/3	21/21	32/32
Lumley	(100%)								(100%)	(100%)

David G.A. McLean	11/11	—	6/6	4/4	—	5/5	4/4	3/3	22/22	33/33
	(100%)								(100%)	(100%)

Robert Pace	11/11	5/5	6/6	—	—	5/5	4/4	3/3	23/23	34/34
	(100%)								(100%)	(100%)

(1)	The following committee membership changes occurred on April 21, 2006: Mr. Lee was appointed to the following committees: Audit, Finance, Investment and Strategic Planning.
(2)	Mr. Lee was appointed to the Board of Directors effective April 21, 2006.

Board and Board Committee Meetings	Number of meetings held
Board	11
Audit Committee	5
Corporate Governance and Nominating Committee	6
Environment, Safety and Security Committee	4
Finance Committee	5
Human Resources and Compensation Committee	5
Investment Committee of CN’s Pension Trust Funds	4
Strategic Planning Committee	3

CN Management Information Circular  19

Statement of Corporate Governance Practices

General

We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Manual which was formally approved by the Board of Directors on January 21, 2003, and last updated on January 23, 2007. Our Corporate Governance Manual is available on our website at www.cn.ca/cngovernance. It is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving practices, the changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the Board of Directors.

The Company’s shares are listed on the Toronto and New York stock exchanges; accordingly, the Company is subject to a variety of corporate governance and disclosure requirements. Under the rules adopted by the Canadian securities regulatory authorities, we are required to disclose information relating to our system of corporate governance with reference to the disclosure requirements set forth in National Instrument 58-101 (the “Disclosure Instrument”). We compare, in Schedule “C” to this Information Circular, our corporate governance practices to those set forth in the Disclosure Instrument and refer, where appropriate, to the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), applicable rules of the U.S. Securities and Exchange Commission (the “SEC”), as well as corporate governance standards of the New York Stock Exchange.

The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value. The mandate of the Board is set out in Schedule “D” to this Information Circular.

Code of Business Conduct

The Board of Directors has adopted a Code of Business Conduct. The Code is applicable to directors, officers and employees of CN. It addresses several matters, including conflict of interests, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. Our Board of Directors is responsible for monitoring compliance with the Code and no waiver has ever been granted to a director or executive officer in connection therewith. Please refer to Schedule “C” to this Information Circular for more information regarding the Code and the steps taken by the Board of Directors to encourage and promote a culture of ethical business conduct. The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints to us and (ii) to communicate directly with the Chairman, who presides all non-management director sessions. These procedures are described on our website at www.cn.ca/cngovernance. The Code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Auditing Hot Line. The Code is available on our website at www.cn.ca/cngovernance and in print to any shareholder who requests copies by contacting our Corporate Secretary. The Code has also been filed with the Canadian and U.S. securities regulatory authorities.

Independence of Directors

The Company’s Board is led by a non-executive Chairman since its privatisation in 1995 and we believe that the separation of the positions of CEO and Chairman contributes to allowing the Board to function independently of management. The Corporate Governance Manual describes the responsibilities of the Chairman. To better align the interests of the Board of Directors with those of our shareholders, the substantial majority of the nominees for election to the Board of Directors are independent. In determining whether a director is an “independent” director, the Board of Directors applies the standards developed by the Canadian securities regulatory authorities and the New York Stock Exchange and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca/cngovernance. As shown in the table below, of the 14 nominees, 12 are independent:

Independence Status
Name	Independent	Not independent	Reason for non- independence status
Michael R. Armellino	Ö
A. Charles Baillie	Ö
Hugh J. Bolton	Ö
J.V. Raymond Cyr	Ö
Ambassador Gordon D. Giffin	Ö
James K. Gray	Ö
E. Hunter Harrison		Ö	President and Chief Executive Officer of the Company
Edith E. Holiday	Ö
V. Maureen Kempston Darkes		Ö	Senior executive of a major customer of the Company
Robert H. Lee	Ö
Denis Losier	Ö
The Hon. Edward C. Lumley	Ö
David G.A. McLean	Ö
Robert Pace	Ö

CN Management Information Circular  20

No Other Common Directorships

As of February 28, 2007, no members of our Board of Directors served together on the boards of other public companies.

Election of Directors

The Board of Directors has adopted a policy, which is now part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will be expected to offer to tender his or her resignation to the Chairman promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

Committees of the Board

Given our size, the nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the Board of Directors has subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are the Audit Committee, the Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN’s Corporate Governance Manual on our website at www.cn.ca/cngovernance. The Board of Directors also established the Investment Committee of CN’s Pension Trust Funds which is a mixed committee composed of members of the Board of Directors as well as officers of the Company. All committees report to the Board of Directors and, subject to certain limited exceptions, there are no standing delegations of the Board of Directors’ decision-making authority to committees.

The following is a brief summary of the mandate of each committee of the Board of Directors.

Audit Committee

The Audit Committee has the responsibility of overseeing the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. The mandate of the Audit Committee and its 2006 activities are further described in the section entitled “Statement of Corporate Governance Practices - Audit Committee Disclosure” at page 24 of this Information Circular.

Finance Committee

The Finance Committee has the responsibility of overseeing the Company’s financial policies, reviewing financings and authorizing, approving and recommending certain financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews financing documents and, within the scope of its authority levels established by the Board, authorizes the borrowing of money, the issuing of debt securities or the engaging in other forms of financing or makes recommendations to the Board thereon. This Committee was created in April 2005 as a result of the division of the former Audit, Finance and Risk Committee into two separate Committees.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of these responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board chair, identifies candidates qualified to become Board members. This Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto and monitors the disclosure of its practices.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. The mandate of the Human Resources and Compensation Committee and its 2006 activities are further described in the section entitled “Statement of Executive Compensation - Report on Executive Compensation by the Human Resources and Compensation Committee” at page 27 of this Information Circular.

Environment, Safety and Security Committee

The Environment, Safety and Security Committee has the responsibility of overseeing the development and implementation of environmental, safety and security policies, procedures and guidelines, assessing corporate, environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration.

CN Management Information Circular  21

Strategic Planning Committee

The Strategic Planning Committee focuses on financial and strategic issues, including the review of the key assumptions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the Board of Directors.

Investment Committee of CN’s Pension Trust Funds

The Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the Investment Division, advising the Investment Division on investment of assets of CN’s Pension Trust Funds and approving certain of the investments made by CN’s Pension Trust Funds.

Board and Committee Meetings

Process

The Board chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During such process, the Corporate Secretary, in collaboration with the committee chairs and the appropriate executive officers, establishes committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings held during the course of 2006 by the Board of Directors and each of its committees is set out in the section entitled “Nominees for Election to the Board – Board and Committee Attendance” in this Information Circular. Reference is made to Schedule “C” to this Information Circular regarding in camera sessions of the Board.

Communication regularly takes place between the Board chair and the President and Chief Executive Officer and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities.

Board Performance Assessment

The Board of Directors has implemented, and reviews, from time to time, a process to annually assess its effectiveness, the effectiveness of its committees, the Board chair, the committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board chair and is comprised of the following steps:

The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board chair, taking into account current issues, the findings of previous years and input from the Board of Directors:

Board and committee performance evaluation questionnaires, including a self-assessment by individual directors;

a Board chair evaluation questionnaire; and

committee chair evaluation questionnaires.

Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board chair, except for the responses to the Board chair evaluation questionnaires, which are forwarded directly to each of the chairs of the Audit Committee and the Human Resources and Compensation Committee.

Following receipt of the completed questionnaires, the Board chair contacts every director to discuss the answers received from and in respect of such director and any comments to the questionnaires which the director may have. One of the Audit Committee or Human Resources and Compensation Committee chairs also discusses individually with each director his or her responses and comments on the Board chair evaluation questionnaire.

Reports are then made by the Board chair and the Audit Committee and Human Resources and Compensation Committee chairs to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, Board committees, Board and committee chairs and separately to individual directors in respect of their personal performance.

Independent advisor

In addition to the above-mentioned process, the Board may, from time to time, hire an independent advisor to assess or assist the Board of Directors in independently assessing the performance of the Board of Directors, Board committees, Board and committee chairs and individual directors.

Peer assessment

At the end of 2004, the Corporate Governance and Nominating Committee and the Board carried out an individual director peer assessment with the assistance of an independent advisor. In 2005 and 2006, no such assessment was deemed necessary given the fact that one was carried out in 2004 and that there have been minimal changes in the composition of the Board. However, the Corporate Governance and Nominating Committee will reconsider on an annual basis the appropriateness of conducting another peer assessment. In 2004, the process involved peer assessment questionnaires which were completed by each director and forwarded directly and confidentially to the advisor. Responses were then consolidated in an individual director report and distributed by the advisor directly to each director, as well as to the Board chair, and a report was made by the Board chair to the Board of Directors.

CN Management Information Circular  22

Director Selection

Review of credentials

In consultation with the Board chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications under applicable law, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings.

Competency matrix

In proposing the list of Board nominees, the Board of Directors is guided by the process described in our Corporate Governance Manual, which is posted on our website at www.cn.ca/cngovernance. As part of the process, the Board chair, in consultation with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise and geographical representation and identifies any gaps to be addressed in the director nomination process. This competency matrix is reviewed regularly by the Board chair with Board members, and is updated as may be required.

Common directorships

With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Corporate Governance and Nominating Committee.

Number of directorships

CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board will apply the following guidelines when considering candidates to become directors of CN:

for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed.

for candidates that have a full-time employment with non-public corporations or other entities and for full-time employees of public corporations (other than chief executive officers or senior executives of such public corporations), the Board will prefer individuals who hold no more than four (4) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed.

for other candidates, the Board will prefer individuals who hold no more than five (5) public corporation directorships (excluding CN’s Board).

Directors are expected to provide the Board chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Corporate Governance and Nominating Committee and the Board chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for reelection for another term.

Evergreen list

In order to assist the Corporate Governance and Nominating Committee and the Board chair in recommending candidates to become directors of CN, the Corporate Governance and Nominating Committee has constituted, together with the Board chair, a list of potential Board candidates, which it updates from time to time.

Retirement from the Board

The Board has also adopted a policy on the mandatory retirement age for directors whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-fifth birthday. In addition, directors are expected to inform the Board chair of any major change in their principal occupation so that the Board will have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. The Board of Directors has not deemed it appropriate or necessary to limit the number of terms a director may serve on the Board.

Director Orientation and Continuing Education

Orientation

New directors are provided with a Directors’ handbook containing corporate and other information required to familiarize the director with the Company, its organization and operations. Our orientation programs include presentations by the Company’s officers on the Company’s organizational structure and the nature and operation of its business, a review with the Board chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required.

Moreover, in 2006, the directors were provided with first hand opportunities to visit certain sites in which CN is making significant investments - CN's Johnston Yard in Memphis, Tennesse and Prince Rupert, British Columbia. During such events the Board had the opportunity to interact with CN officers to gain a full appreciation of such strategic projects.

CN Management Information Circular  23

Continuing education

In addition, the Board chair takes all reasonable steps to ensure that Board members have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings.

Audit Committee Disclosure

Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) of the Canadian securities regulatory authorities requires issuers to include the charter of its Audit Committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We have disclosed how we comply with the requirements regarding composition and responsibilities in Schedule “C” and we refer you to Schedule “A” of our Annual Information Form available on SEDAR at www.sedar.com and on our website at www.cn.ca/cngovernance with regards to the charter of our Audit Committee. The Committee’s charter is also accessible on our website.

Composition of the Audit Committee

The Audit Committee is composed of seven “independent” directors, namely, Robert Pace, chair of the Committee, Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Purdy Crawford, Robert H. Lee and Denis Losier.

Mandate of the Audit Committee

The Committee’s responsibilities can be divided in four categories:

overseeing financial reporting;

monitoring risk management and internal controls;

monitoring internal auditors;

monitoring external auditors.

The Audit Committee met five times in 2006 and held in camera sessions. The following table outlines the major subject areas reviewed by the committee during the year.

Committee Activities – 2006

A.	Overseeing financial reporting
Ö	Reviewed and approved the annual and quarterly results and financial information contained in all reports requiring Board approval
Ö	Reviewed the compliance of management certification of financial reports with applicable legislation
Ö	Reviewed the external auditors’ quarterly report on the consolidated financial statements of the Company
Ö	Reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto
Ö	Reviewed judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods

B.	Monitoring risk management and internal controls
Ö	Reviewed the Company’s risk assessment and risk management policies, including the Company’s insurance coverage and delegation of financial authority
Ö	Assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements
Ö	Received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control

C.	Monitoring internal auditors
Ö	Reviewed the internal audit plan
Ö	Monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members

D.	Monitoring external auditors
Ö	Reviewed the results of the external audit
Ö	Recommended to the Board the appointment and terms of engagement of the Company’s external auditors
Ö	Evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors
Ö	Approved the disclosure of all audit, review and attest services provided by the external auditors
Ö	Determined which non-audit services the external auditors are prohibited from providing, and pre-approved permitted non-audit services by the external auditors to the Company
Ö	Reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s firm of external auditors

Audit Committee Report regarding Internal Control over Financial Reporting

The Audit Committee received periodically management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2006 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States (U.S.), and an independent audit of the effectiveness of internal control over financial reporting and management’s assessment thereof, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of

CN Management Information Circular  24

operations, and cash flows in conformity with U.S. generally accepted accounting principles.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 (Communication With Audit Committees) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act.

KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3600T of the PCAOB, which adopts on an interim basis Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee has discussed with KPMG LLP that firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company including a written confirmation that KPMG LLP are independent within the meaning of the rules of the Code of Ethics of the “Ordre des comptables agréés du Québec” and are independent public accountants with respect to the Company within the meaning of U.S. federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3600T of the PCAOB was also remitted to the Committee.

Based on this review and these discussions, the Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and included in the Company’s annual report on Form 40-F for the year ended December 31, 2006 for filing with the SEC.

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the committee has been determined by the Board to be financially literate, as such terms are defined under Canadian and United States securities laws and regulations and the New York Stock Exchange Corporate Governance Standards. The Board has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the board of directors of Maritime Broadcasting Systems Limited, High Liner Foods Incorporated and is board chair of Overland Realty Limited. Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 20 years of business experience.

Mr. Armellino is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including those of senior transportation analyst and Partner in Charge of Research. He is a Chartered Financial Analyst. Mr. Armellino holds an MBA in finance from the Stern School of Business (New York University), New York and has more than 25 years of experience as a securities analyst.

Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer of the bank in December 2002. Mr. Baillie is a director of Dana Corporation and director and member of the audit committee of Telus Corporation. He is also a director and chair of the audit committee of George Weston Limited. Mr. Baillie holds an MBA from Harvard Business School.

Mr. Bolton is the chair of the board of directors of EPCOR Utilities Inc. and the Lead Director of Matrikon Inc. Mr. Bolton is a director and chair of the audit committee of Teck Cominco Limited and of The Toronto-Dominion Bank. He is also a director and member of the audit committee of WestJet Airlines Ltd. From 1991 to 1997, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Alberta Institute of Chartered Accountants. He holds an undergraduate degree of economics from the University of Alberta. Mr. Bolton is a member of four audit committees of public companies including CN. The Board has determined that such service in no way impaired Mr. Bolton’s ability to effectively serve on the Audit Committee of the Company.

Mr. Crawford is counsel, Osler, Hoskin & Harcourt LLP. Mr. Crawford also served as Chief Executive Officer of Imasco Limited from 1985 to 1995. Mr. Crawford is a member of the board of several public companies, both in Canada and the United States. Mr. Crawford is the chair of the audit committee of Foot Locker, Inc. Mr. Crawford holds an LL.B from Dalhousie Law School and an LL.M from Harvard Law School.

Mr. Lee is Chairman of the Prospero Group of Companies which includes real estate, investment, finance, agency and management businesses. He is a director of Crown Life Insurance Company and Wall Financial Corporation, and he is Chairman of UBC Properties Trust. Mr. Lee holds a bachelor of commerce degree from the University of British Columbia.

Mr. Losier is President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994. He is a director of Corporate Communications Limited, Enbridge Gas New Brunswick Limited Partnership and NAV CANADA. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

CN Management Information Circular  25

Auditors Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2006 and 2005, the fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

	2006(1)	2005(1)
Fees	(CAD$)	(CAD$)

Audit	$3,009,000	$2,097,000
Audit-Related	930,000	843,000
Tax	479,000	579,000
Other	—	275,000

Total Fees	$4,418,000	$3,794,000

(1)     Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by our independent auditors for audit-related and non-audit related services for the year ended December 31, 2006 that were required to be pre-approved.

The nature of the services under each category is described below.

Audit fees

Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries, and for 2006 only, the first audit relating to the Company’s internal control over financial reporting.

Audit-related fees

Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

Tax fees

Consists of fees incurred for consultations on cross-border tax implications for employees and tax compliance.

Other fees

In 2005, the entire amounts were incurred for consultations with respect to the Sarbanes-Oxley Act, Section 404 “Report on Internal Controls”.

The mandate of the Audit Committee provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s Audit Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee.

CN Management Information Circular  26

Statement of Executive Compensation

Report on Executive Compensation by the Human Resources and Compensation Committee

Composition of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of nine “independent” directors, namely Purdy Crawford, Chair of the Committee, A. Charles Baillie, Hugh J. Bolton, Gordon D. Giffin, James K. Gray, Edith E. Holiday, Edward C. Lumley, David G.A. McLean and Robert Pace.

Mandate of the Human Resources and Compensation Committee

The Committee’s responsibilities include:

ensuring that appropriate mechanisms are in place regarding the succession planning for the position of President and CEO;

reviewing executive management’s performance assessment and succession planning;

recommending to the Board of Directors executive management’s compensation;

reviewing human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives.

The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca/cngovernance. The Human Resources and Compensation Committee met five times in 2006 and held in camera sessions. The following table outlines the major subject areas reviewed by the committee during the year.

Committee Activities – 2006

A.	CEO performance
Ö	Approved CEO objectives
Ö	Assessed CEO performance
Ö	Reviewed the CEO employment arrangement resulting in employment agreement extension
Ö	Reviewed and recommended approval of CEO compensation

B.	Executive Performance
Ö	Reviewed and approved performance assessments
Ö	Reviewed succession plan and individual development plans
Ö	Recommended appointment and approved compensation of new executives

C.	Compensation
Ö	Reviewed pay position relative to market
Ö	Reviewed and recommended approval of annual executive compensation adjustments
Ö	Reviewed and recommended for approval bonus payout for prior year performance and approved current year goals
Ö	Reviewed and recommended for approval long-term incentive grants to executives
Ö	Reviewed executive stock ownership
Ö	Reviewed and recommended for approval pension plans design, valuation, amendments and material risks

D.	Others
Ö	Monitored labour negotiations
Ö	Reviewed a benchmarking study showing CN’s leadership development programs as cutting edge
Ö	Approved the Committee’s report for inclusion in the management information circular

Leadership Development Benchmarking Study

In 2006, the Committee arranged for a benchmarking study of the Company’s leadership development programs. The study was performed by Mrs. Helen Handfield-Jones of Handfield Jones Inc., a leading expert in talent management who also co-authored the book “The War for Talent” published in 2001. In her report, Mrs. Handfield-Jones recognizes that the Company has a robust, multi-faceted leadership development system that is driven by a strong talent mindset. It was reported that CN is significantly ahead of most companies on this front. The leadership development programs are tightly integrated with the business strategy in a thoughtful and effective way. The President and CEO, through his direct interventions and role modeling, makes enormous commitments to successfully drive the Company’s leadership development strategy.

CN Management Information Circular  27

The Company is committed to take full advantage of its leadership development momentum. Accordingly, the Company continues to refine its approach and ensure that the assessment and development of people is further embedded in the organization. The Committee is satisfied that the Company’s leadership development approach is effective and achieves best practice levels.

The Compensation Policy of the Company

The pivotal and continuing theme of the Company’s compensation policy has been to tie remuneration to the financial performance of the Company and the enhancement of shareholder value. This underlies the need to attract, retain and motivate outstanding executive talent in an increasingly visible and competitive environment.

The Company is committed to a compensation policy that drives short and long term business performance, is competitive and encourages broad share ownership. The compensation strategy is weighted towards pay-for-performance components.

Executive compensation is benchmarked using comparator groups, which have been carefully reviewed and endorsed by the Human Resources and Compensation Committee as being appropriate for the level and nature of the positions. In determining compensation, the Company considers the compensation practices of U.S.-based companies that are comparable in size and with whom the Company competes for executive talent. The comparator group is Class 1 Railroads for the most senior executives and includes Union Pacific Railroad, Burlington Northern Santa Fe Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway. This compensation information is provided by external consultants retained separately by the Company and the Human Resources and Compensation Committee. With the Company’s outstanding leadership position within the railroad industry, the Human Resources and Compensation Committee and the Board of Directors seek to position total compensation for the Company’s executives, when aggressively set goals are achieved, at the first quartile (75th percentile) of that paid by competitors, for positions with equivalent responsibilities and scope.

Compensation for executives is comprised of four main components: base salary, annual incentive, mid-term incentive and long-term incentive. The Human Resources and Compensation Committee annually reviews each component and desired market positioning and makes recommendations based on corporate and individual performance, taking into account leadership abilities, retention risk and succession plans.

Base Salary

Base salaries are established according to the criteria set forth above and are benchmarked annually against median (50th percentile) comparator group practice. Payment of base salary is made in U.S. currency where deemed appropriate.

Annual Incentive Bonus Plan

Under the Annual Incentive Bonus Plan (“AIBP”), payouts for planned results to be achieved (“Target Payouts”) are set as a percentage of salary, ranging between 50% and 70% for executives and, 140% for the CEO.

For 2006, the AIBP is comprised of the following components:

1.	Financial performance: 70% of the bonus was linked to the achievement of a balanced set of goals that contribute to the organization’s long-term financial growth and profitability. Corporate performance is measured against targets set by the Board of Directors for the year. In 2006, the Board of Directors assessed the Company’s performance against established targets for revenues, operating income, earnings per share, free cash flow and return on invested capital with no specific weight being attached to each measure. The corporate performance factor can range from 0% to 200% for executives. For the year 2006, based on the targets and results achieved, the Board assessed the corporate performance at “far exceed” allowing for a corporate performance factor at 200%. The following table provides 2006 results and objectives, and 2005 results for comparative purposes.

Corporate Financial Performance – 2006 in millions except per share data

	2006 Results (CAD$)	2006 Objectives (CAD$)	2005 Results (CAD$)
Revenues	7,716	7,585	7,240
Operating Income	3,030	2,780	2,624
Diluted Earnings per Share(1)	3.40	3.05	2.77
Free Cash Flow(2)	1,343	950	1,301
Return on Invested Capital(3)	14.7%	13.3%	13.0%
(1)	2006 results were adjusted to exclude a deferred income tax recovery of CAD$277 million or CAD$0.51 per diluted share. See page 85 of the 2006 Annual report for a discussion and reconciliation of this non- GAAP measure.
(2)	See page 85 of the 2006 Annual report for a discussion and reconciliation of this non-GAAP measure.
(3)	2006 Return on Invested Capital (“ROIC”) result was adjusted to exclude the impact of the deferred income tax recovery and the change in accounting for defined benefit pension and other post- retirement plans (see pages 67 and 68 of the 2006 Annual report for a further discussion). 2006 ROIC including such items would have been 16.3%. As a reference, the rail industry cost of capital as determined by the U.S. Surface Transportation Board in its decision of September 20, 2006, is 12.2%.

2.	Individual performance: 30% of the bonus was based on the achievement of personal business-oriented goals linked to financial, operating, safety, customer service and leadership. The individual performance factor can range from 0% to 200% for executives. In 2006, the average individual performance factor for the 17 executive officers was 149%.

3.	The resulting bonus payout is based on the salary on December 31, the corporate and individual performance

CN Management Information Circular  28

factors and, is calculated in accordance with the following formula:

Annual	X	Target	X		X	Corporate
Salary		Payout		70%		Performance
						Factor
			+
						Individual
Annual	X	Target	X	30%	X	Performance
Salary		Payout				Factor

In 2006, the average payout for the 17 executive officers was 191% of Target Payout.

Vision 2008 Share Units Plan

To further strengthen the link between compensation and superior performance, the Board of Directors approved in 2005 the Vision 2008 Share Units Plan, with a four-year term to December 31, 2008, entitling designated executives and senior management employees to receive a one-time performance-based award of share units payable in cash in January 2009. These awards were made on January 28, 2005 at the closing stock price of CAD$36.225 and US$29.185.

Under the award agreement, the performance vesting is determined using the highest 20-day average stock price over the last 6 months of the plan with half of the vesting being based on the Canadian stock price performance and the other half on the U.S. stock price performance, to neutralize the effect of the exchange rate on the plan payout. No payout will be made under the plan if the average stock price does not reach CAD$50.00 and US$41.00 on the TSX and NYSE respectively. The full award of share units becomes payable only if the average stock price reaches at least CAD$72.50 and at least US$59.50 on the corresponding stock exchanges. Proration will be applied in between those stated objectives. A full payout scenario would correspond to the share price having effectively doubled over the four-year term. The award payout is also conditional on the Company meeting a minimum 20-day average share price on December 31, 2008 and a minimum average return on invested capital of 10% over the term of the plan. Finally, the plan encourages retention as payout is conditional upon continued employment until the end of the plan period.

Mid-Term Incentive Plan

The Board of Directors approved in 2001 the Mid-Term Incentive Share Unit Plan. The one-time performance-based share unit awards vested based on the highest 20-trading day moving average share price in the first half of 2004 and were paid out effective June 30, 2004. Under the Plan, half the grant vested based on the Canadian stock price performance and the other half vested based on the U.S. stock price performance. On June 30, 2004, upon the partial attainment of blended goals, the final vesting ratio was established at 60.9% of the share units awarded based on a 20-day average closing stock price of CAD$28.155 on the TSX and US$20.79 on the NYSE, both attained in the first half of 2004. Following the payout, all outstanding units under the plan were forfeited. The plan was terminated in 2004.

Long-Term Incentive

In 2005, the Board of Directors considered a number of factors to reassess the Company’s long-term incentive strategy. Factors under consideration included the balance between long-term value creation and shareholder wealth protection, executive ownership position against stock option holdings, executive retention risk, as well as the tax impact and the dilution impact of different long-term incentive vehicles. Following this review, the Board of Directors elected to grant a combination of stock options and restricted share units (“RSUs”) of approximately equal value, to designated executive and senior management employees, except for the CEO. The long-term incentive award for the CEO combines stock options and RSUs with a smaller relative weight in stock option value, because of the 20% limitation on the number of stock options that can be awarded to one individual under the Management Long-Term Incentive Plan. In 2006, the Board of Directors elected to use the same approach.

The RSUs granted by the Company are generally scheduled for payout in cash after three years and vest upon the attainment of targets relating to return on invested capital over the plan period and to the Company’s share price during the last three months of the period. The RSUs granted in 2004 carried a provision that, if specified targets related to the 20-day average share price were attained during any period ending on or after December 31, 2005, payout would be accelerated at such time. These targets having been met, payout was made effective December 31, 2005. The RSUs granted in 2005 and 2006 did not carry any acceleration provision.

The 2006 restricted share unit award is subject to meeting a specific ROIC objective which the Company views as a key measure of long-term value generation to its shareholders. As such, the ROIC incentive target exceeds the rail industry cost of capital of 12.2% determined by the U.S. Surface Transportation Board in its decision of September 20, 2006. The 2006 RSU award is subject to the following vesting table:

Return on Invested Capital (3-year average)	Performance Vesting Factor(1)
< 12.0%	0%
12.0%	50%
13.0%	100%
15.0% and above	150%
(1)	Subject to an average closing share price of CAD$46.43 or US$39.99 for the 3-month period ending on December 31, 2008.

Stock options granted by the Company in the past include conventional options, which vest over a period of time, performance options which vest upon the attainment of financial targets, and performance-accelerated options for which vesting may be accelerated if certain financial targets are met. In 2005 and 2006, grants were of conventional options, which vest over 4 years, 25% at each anniversary, and have a term of ten years. Grants were made in the currency of the recipient’s salary.

CN Management Information Circular 29

The annual grant of RSUs and stock options to eligible employees is reviewed and approved at the January meeting of the Board of Directors. Their effective grant date is the first day opened for trading under the Company’s Insider Trading Policy, following the publication of the Company’s financial results. The exercise price of stock options is set to the closing price of the common shares on the Toronto Stock Exchange or the New York Stock Exchange on the grant date.

Stock Ownership

Stock ownership by executives has been further encouraged through the introduction of share ownership guidelines that require a minimum level of ownership of common shares of CN, set as a percentage of salary to be achieved over a five-year period. In 2002, the application of the guidelines was broadened to include a total of approximately 175 executives and senior management employees with the following requirements:

Guidelines
President and CEO	4 times salary
Executive and Senior Vice-Presidents	3 times salary
Vice-Presidents	1.5 to 2 times salary
Senior Management	One times salary

As of December 31, 2006, all 17 executive officers had met or exceeded their guidelines. In accordance with CN’s Insider Trading policy, no directors, officers or employees can engage in hedging activities on CN stock.

Incentive Deferral Plans

The Company introduced in 2002 its Voluntary Incentive Deferral Plan. This plan allows executives and senior management employees to defer up to 100% of their annual bonus and other amounts paid under an eligible incentive plan into deferred share units payable in cash upon retirement or termination of employment. A deferred share unit is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional deferred share units, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the 20-day average closing share price. The election to receive eligible incentive payments in deferred share units is not available to a participant when the value of the participant’s vested deferred share unit account is sufficient to meet the Company’s stock ownership guidelines.

To encourage stock ownership, the Company also credits a company match equal to 25% of the number of deferred share units. These company-matched deferred share units vest over a period of four years (25% per year).

The payout of the deferred share units is established based on the 20-day average closing share price at the retirement or termination date and includes the vested company matched deferred share units as well as accrued notional dividends over the deferral period.

Certain executives hold deferred share units, payable upon the retirement or termination date, which vested in January 2001 in accordance with past awards made under the Senior Executive Bonus Share Plan. No additional awards may be made under this plan. A limited number of U.S. senior management employees also participate in the Senior Management Deferred Compensation Plan, which permits the deferral of up to 50% of salary and up to 100% of bonus. Amounts deferred are payable upon termination or retirement. When payable upon termination, they are credited with a notional interest rate (based on long-term interest rates on U.S. Treasury Notes). Upon eligible retirement, the credited rate is upgraded by 20%. This plan was closed to new participants following the Company’s acquisition of Illinois Central in 1999.

The following table provides a summary of the main compensation components.

CN Management Information Circular  30

Compensation Components

Components	Description

Base Salary	• Salaries are benchmarked annually to the median (50th percentile) of the comparator group
• Individual salary recommendations are based on competitive assessment and individual performance

Annual	• Position the Company’s total cash compensation between 50th and 75th percentile of the comparator group
Incentive	• Payout linked to the achievement of corporate objectives (70%) and personal objectives (30%)
• Corporate performance linked to the achievement of a balanced set of goals that contribute to the organization’s growth and profitability
• Target Payouts range from 50% to 70% of salary for executives (140% for the CEO)
• The maximum payout is equal to twice the Target Payout

Vision 2008	• Reward superior stock price performance and provide retention of key talent
Share Units	• One-time award of performance-based share units granted in January 2005
Plan	• Payout effective December 31, 2008 (four-year term)
• Strenuous stock price vesting criteria corresponding to a compounded annual growth rate of 9% (minimum payout level) to 19% (full payout) over the four-year period
• Also subject to a minimum average return on invested capital over the four-year period of 10% and a minimum 20-day average share price on December 31, 2008

Long-Term	• Position total direct compensation at approximately 75th percentile of comparator group, when aggressively set goals are achieved
Incentive	• Align management interest with shareholders’ value growth and provide retention of key talent
• Significant recognition of individual contribution and potential
• Combination of RSUs and stock options of approximately equal value, except for the CEO

Stock Options (Management Long-Term Incentive Plan)
• 10-year term; 25% per year vesting over the first four years
• Granted in the currency of the recipient’s salary

Share Units (Restricted Share Unit Plan)
• Award of performance-based share units
• Payout in cash after three years
• Performance vesting subject to attainment of targets related to return on invested capital over the plan period and to the share price during the last three months of the period

Compensation Mix

The following table provides the estimated weight of the various compensation elements in 2006, as a percentage of total compensation for executives, based on the above stated compensation policy and the achievement of target performance.

Level	Base Salary	Annual Incentive	Long-Term Incentive	Total	Total at Risk
President and CEO	14%	19%	67%	100%	86%
Executive Vice-Presidents	25%	17%	58%	100%	75%
Senior Vice-Presidents	33%	21%	46%	100%	67%
Vice-Presidents	48%	22%	30%	100%	52%

CN Management Information Circular  31

Cost of Compensation and Company Performance

The Human Resources and Compensation Committee monitors compensation costs as they relate to Company performance. The following table displays the total aggregate compensation for the five Named Executive Officers (“NEO”) expressed as a percentage of net income, over the last three years. The total aggregate compensation is the sum of the annual total compensation value as reported under the Total Compensation Value tables below which appear on the following pages.

	2006	2005	2004
Total aggregate compensation value awarded to NEO (US$ million)	26.4	24.7	20.0
Net income (CAD$ million)(1)	1,810	1,556	1,258
As percentage of Net Income(2)	1.7	1.9	2.1
(1)	As reported in the Company’s Financial Statements, except for 2006 reported net income of CAD$2,087 million that was adjusted to exclude a deferred income tax recovery of CAD$277 million. See page 85 of the 2006 Annual report.
(2)	Percentage calculations are based on converted net income using average rates of exchange of 1.1341, 1.2116, 1.3015 respectively, for the years 2006, 2005 and 2004.

In another analysis of the compensation costs, it was shown that the compensation (including base pay, bonus and other incentive payouts, as well as stock option gains) paid to or earned by all executives, over the five-year period ending on December 31, 2006, represented approximately 4% of the approximate US$13 billion aggregate market capitalization increase over the same period. A significant amount forming part of such compensation is still being held by executives in shares, share units and stock options of the Company.

Chief Executive Officer Compensation

The President and Chief Executive Officer’s annual compensation is recommended by the Human Resources and Compensation Committee and approved by independent members of the Board of Directors. Pursuant to his employment agreement, Mr. Harrison’s base salary was established at US$1,500,000 for 2006 and Annual Incentive Bonus Plan target payout set at 140% of base salary with a maximum payout of 280% of base salary, in line with the Company’s compensation philosophy.

The individual performance of the President and Chief Executive Officer is measured against the goals, objectives and standards approved annually by the Human Resources and Compensation Committee. The goals set at the beginning of the year include both financial and non-financial elements, covering performance in the following areas: financial performance; safety; marketing; customer service; operations; human resources management; strategic planning; and corporate governance.

Based on a review of the foregoing, the Human Resources and Compensation Committee rates the performance of the President and Chief Executive Officer as part of his performance review and recommends for the approval of the Board of Directors his compensation based on his and the Company’s performance. For 2006, in light of the Company’s strong financial and other achievements, the Committee has assessed Mr. Harrison’s individual performance as having far exceeded expectations and hence the independent members of the Board approved a bonus at the maximum level under the Annual Incentive Bonus Plan.

In 2006, Mr. Harrison received a grant of 162,000 restricted share units and 190,000 stock options, as part of the annual long-term incentive awards to executives, the value of which was established within the Company’s long-term incentive compensation policy.

The Human Resources and Compensation Committee establishes the compensation of the President and Chief Executive Officer and other executives in line with the Company’s compensation policy, on the basis of the expected value provided by each award at the time of the grant. The following table provides a summary of the total compensation value for Mr. Harrison, as established by the Human Resources and Compensation Committee, for 2006 and for the two preceding years. It also provides a summary of the aggregate holdings in share units and stock options held as of December 31, 2006 under the Voluntary Incentive Deferral Plan, the Vision 2008 Share Units Plan, the Restricted Share Unit Plan and the Management Long-Term Incentive Plan.

CN Management Information Circular  32

Total Compensation Value Table
E. Hunter Harrison, President and Chief Executive Officer

Under the strong leadership of Mr. Harrison, the Company remains at the forefront of the rail industry through the disciplined execution of its business model, which is anchored on five principles; providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people.

In 2006, Mr. Harrison led the Company to another outstanding year of strong financial results, including double digit increases in net income and earnings per share. The Company continued to improve its industry-leading operating performance by further reducing its operating ratio, bringing profitable growth to the bottom line. Mr. Harrison’s leadership in driving performance management throughout the organization was instrumental in inspiring the Company’s team of outstanding railroaders.

	2006 (US$)	2005 (US$)	2004 (US$)
Base salary	1,500,000	1,375,000	1,250,000
Bonus	4,200,000	3,850,000	3,500,000
Other annual compensation(1)	680,275	536,456	1,162,823
Value of restricted share units under the annual grant(2)	4,367,000	2,313,000	3,626,000
Value of stock options under the annual grant(3)	1,963,000	1,763,000	—
Value of Vision 2008 one-time grant allocated to 2005 and 2006(4)	201,000	201,000	—
Value of 81,000 restricted share units pursuant to the 2004 CEO Employment Agreement allocated to each of 2004, 2005 and 2006(5)	1,409,000	1,409,000	1,409,000
Value of defined contribution pension plans accrued(1)	891,570	875,168	550,823
Value of defined benefit pension plans accrued(6)	1,134,000	1,057,000	1,022,000
Value of benefits accrued on amounts deferred	—	—	—
Total compensation	16,345,845	13,379,624	12,520,646
Aggregate Equity Holdings in Company Plans(7)
	DSUs		Vision 2008		RSUs		Options		Total Value
	#	US$	#	US$	#	US$	#	US$	US$
Vested /Exercisable	Nil	Nil	Nil	Nil	Nil	Nil	2,837,500	75,443,686	75,443,686
Unvested / Unexercisable	Nil	Nil	184,000	443,072	484,000	20,812,000	377,500	2,590,313	23,845,385
Total	Nil	Nil	184,000	443,072	484,000	20,812,000	3,215,000	78,033,999	99,289,071
(1)	Detailed information on these amounts is presented in the “Summary Compensation Table”.
(2)	Represents the expected value, at time of grant, of the restricted share units granted. See “Statement of Executive Compensation - Officers’ Remuneration - Long- Term Incentive Plan – Awards in the Last Financial Year” for details of the 2006 grants.
(3)	Represents the expected value, at time of grant, of the stock options granted. See “Statement of Executive Compensation - Officers’ Remuneration - Stock Options Granted to Named Executive Officers During the Last Financial Year” for details of the 2006 grants.
(4)	To reflect the Plan period, the amount represents one fourth of the expected value, at the time of grant, of the Vision 2008 share units granted in 2005.
(5)	To reflect the Plan period, the amount represents one fifth of the 405,000 restricted share units granted to the CEO in 2004 based on the estimated expected value of US$7,045,000. See footnote (8) of “Summary Compensation Table”.
(6)	The estimated value is the service cost of the benefits accrued during the calendar year. These amounts exclude the employee’s contributions.
(7)	Holdings and values as at financial year-end. The values displayed have not been, and may never be, realized. Values are based on the average closing price of the common shares on December 31, 2006, on the NYSE and the TSX (US$43.00), and assume performance factors have been met for the restricted share units. Values for the Vision 2008 share units assume payout criteria have been met and a vesting based on the average closing price of the common shares on December 31, 2006. For details on options, see “Statement of Executive Compensation - Officers’ Remuneration - Aggregate Option Exercises During the Last Financial Year and Financial Year-End Option Value”.

In 2007, Mr. Harrison’s base salary was increased to US$1,600,000 and his target and maximum payout under the Annual Incentive Bonus Plan were maintained at 140% and 280% respectively. On January 25, 2007, Mr. Harrison received awards of 139,000 units under the Restricted Share Unit Plan and 145,000 options under the Management Long-Term Incentive Plan. Awards made in 2007 carry similar conditions to the 2006 awards (see “Statement of Executive Compensation - Officers’ Remuneration - Long-Term Incentive Plan – Awards in the Last Financial Year”).

CN Management Information Circular  33

Total Compensation for other Named Executive Officers

The following tables provide a summary of the total compensation value for 2006 and for the two preceding years for the remaining Named Executive Officers as defined under the subsection “Statement of Executive Compensation - Officers’ Remuneration” on page 37 of this Information Circular. It also provides a summary of the aggregate holdings in share units and stock options held as of December 31, 2006 under the Voluntary Incentive Deferral Plan, the Vision 2008 Share Units Plan, the Restricted Share Unit Plan and the Management Long-Term Incentive Plan. Footnotes for the tables below can be found on page 36.

Total Compensation Value Table
Claude Mongeau, Executive Vice-President and Chief Financial Officer
	2006 (US$)	2005 (US$)	2004 (US$)
Base salary	504,000	489,000	475,000
Bonus	679,100	658,900	652,500
Other annual compensation(1)	—	—	—
Value of restricted share units under the annual grant(2)	809,000	578,000	1,057,000
Value of stock options under the annual grant(3)	620,000	564,000	—
Value of Vision 2008 one-time grant allocated to 2005 and 2006(4)	50,000	50,000	—
Value of defined contribution pension plans accrued	—	—	—
Value of defined benefit pension plans accrued(5)	182,000	146,000	120,000
Value of benefits accrued on amounts deferred(6)	101,936	903,788	214,442
Total compensation	2,946,036	3,389,688	2,518,942
Aggregate Equity Holdings in Company Plans(7)
	DSUs		Vision 2008		RSUs		Options		Total Value
	#	US$	#	US$	#	US$	#	US$	US$
Vested /Exercisable	157,489	6,772,034	Nil	Nil	Nil	Nil	679,000	16,511,444	23,283,478
Unvested / Unexercisable	21,842	939,223	46,000	110,768	70,000	3,010,000	120,000	828,900	4,888,891
Total	179,331	7,711,257	46,000	110,768	70,000	3,010,000	799,000	17,340,344	28,172,369

CN Management Information Circular  34

Total Compensation Value Table
James M. Foote, Executive Vice-President, Sales and Marketing
	2006 (US$)	2005 (US$)	2004 (US$)
Base salary	504,000	489,000	475,000
Bonus	679,100	658,900	652,500
Other annual compensation(1)	14,656	16,432	15,430
Value of restricted share units under the annual grant(2)	809,000	578,000	1,057,000
Value of stock options under the annual grant(3)	620,000	564,000	—
Value of Vision 2008 one-time grant allocated to 2005 and 2006(4)	50,000	50,000	—
Value of defined contribution pension plans accrued (1)	6,600	6,300	6,150
Value of defined benefit pension plans accrued(5)	173,000	146,000	129,000
Value of benefits accrued on amounts deferred(6)	151,686	1,466,177	243,770
Total compensation	3,008,042	3,974,809	2,578,850
Aggregate Equity Holdings in Company Plans(7)
	DSUs		Vision 2008		RSUs		Options		Total Value
	#	US$	#	US$	#	US$	#	US$	US$
Vested /Exercisable	233,266	10,030,448	Nil	Nil	Nil	Nil	414,000	9,359,759	19,390,207
Unvested / Unexercisable	33,588	1,444,292	46,000	110,768	70,000	3,010,000	120,000	828,900	5,393,960
Total	266,854	11,474,740	46,000	110,768	70,000	3,010,000	534,000	10,188,659	24,784,167

Total Compensation Value Table
Ed L. Harris, Executive Vice-President, Operations
	2006 (US$)	2005 (US$)	2004 (US$)
Base salary	412,000	389,000	324,000
Bonus	522,700	507,700	381,700
Other annual compensation(1)	18,505	8,461	7,425
Value of restricted share units under the annual grant(2)	809,000	540,000	423,000
Value of stock options under the annual grant(3)	620,000	527,000	—
Value of Vision 2008 one-time grant allocated to 2005 and 2006(4)	46,000	46,000	—
Value of defined contribution pension plans accrued(1)	15,311	12,732	10,890
Value of defined benefit pension plans accrued(5)	—	—	—
Value of benefits accrued on amounts deferred(6)	127,324	557,580	121,419
Total compensation	2,570,840	2,588,473	1,268,434
Aggregate Equity Holdings in Company Plans(7)
	DSUs		Vision 2008		RSUs		Options		Total Value
	#	US$	#	US$	#	US$	#	US$	US$
Vested /Exercisable	91,098	3,917,212	Nil	Nil	Nil	Nil	18,000	229,095	4,146,307
Unvested / Unexercisable	14,640	629,523	42,000	101,136	66,000	2,838,000	114,000	687,285	4,255,944
Total	105,738	4,546,735	42,000	101,136	66,000	2,838,000	132,000	916,380	8,402,251

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Total Compensation Value Table
Sean Finn, Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary
	2006 (US$)	2005 (US$)	2004 (US$)
Base salary	381,500	343,000	305,000
Bonus	475,000	409,100	380,100
Other annual compensation(1)	—	—	—
Value of restricted share units under the annual grant(2)	323,000	231,000	363,000
Value of stock options under the annual grant(3)	248,000	226,000	—
Value of Vision 2008 one-time grant allocated to 2005 and 2006(4)	20,000	20,000	—
Value of defined contribution pension plans accrued	—	—	—
Value of defined benefit pension plans accrued(5)	128,000	99,000	71,000
Value of benefits accrued on amounts deferred	—	—	—
Total compensation	1,575,500	1,328,100	1,119,100
Aggregate Equity Holdings in Company Plans(7)
	DSUs		Vision 2008		RSUs		Options		Total Value
	#	US$	#	US$	#	US$	#	US$	US$
Vested /Exercisable	Nil	Nil	Nil	Nil	Nil	Nil	207,000	4,988,236	4,988,236
Unvested / Unexercisable	Nil	Nil	18,000	43,344	28,000	1,204,000	48,000	331,560	1,578,904
Total	Nil	Nil	18,000	43,344	28,000	1,204,000	255,000	5,319,796	6,567,140
(1)	Detailed information on these amounts is presented in the “Summary Compensation Table”.
(2)	Represents the expected value, at time of grant, of the restricted share units granted. See “Statement of Executive Compensation - Officers’ Remuneration - Long- Term Incentive Plan – Awards in the Last Financial Year” for details of the 2006 grants.
(3)	Represents the expected value, at time of grant, of the stock options granted. See “Statement of Executive Compensation - Officers’ Remuneration - Stock Options Granted to Named Executive Officers During the Last Financial Year” for details of the 2006 grants.
(4)	To reflect the Plan period, the amount represents one fourth of the expected value, at the time of grant, of the Vision 2008 share units granted in 2005.
(5)	The estimated value is the service cost of the benefits accrued during the calendar year. These amounts exclude the employee’s contributions. For Mr. Harris, these amounts were revised to recognize the maximum number of years reached under the Supplemental Retirement Plan.
(6)	Includes dividend equivalent amounts earned under the Voluntary Incentive Deferral Plan and Senior Executive Bonus Share Plan, and above-market interest rate credited on amounts deferred under the Senior Management Deferred Compensation Plan. Also includes the Company match on deferrals made under the Voluntary Incentive Deferral Plan.
(7)	Holdings and values as at financial year-end. The values displayed have not been, and may never be, realized. Values are based on the average closing price of the common shares on December 31, 2006, on the NYSE and the TSX (US$43.00), and assuming performance factors have been met for the restricted share units. Value for the Vision 2008 share units assumes payout criteria have been met and a vesting based on the average closing price of the common shares on December 31, 2006. For details on options, see “Statement of Executive Compensation - Officers’ Remuneration - Aggregate Option Exercises During the Last Financial Year and Financial Year-End Option Value”.
(8)	In accordance with the provisions of the Vision 2008 Share Units Plan, Mr. Harris’ Vision 2008 units were forfeited upon his retirement on January 31, 2007.

Executive Compensation Consultants

The Company retains various executive consulting firms to assist in determining compensation for directors and officers. In 2006, the Company retained the services of Towers Perrin, Watson Wyatt and the Hay Group to provide market information, surveys and trends, as well as expert external opinions on various executive compensation proposals. The Human Resources and Compensation Committee also independently retains, from time to time, the services of executive compensation consultants to provide advice on compensation proposals that are presented for Committee approval. In 2006, the Committee retained the services of Jane Craighead from Mercer Human Resources Consulting. The Committee is satisfied that the advice received from Mercer Human Resources Consulting is objective and independent. The Committee mandated Mrs. Craighead to review matters relating to executive compensation, and provide advice on executive compensation recommendations for 2007. In aggregate, the fees paid to Mercer Human Resources Consulting totalled approximately CAD$47,000 for compensation related services. The Company also paid Mercer Human Resources Consulting approximately CAD$7,800,000 for non-compensation consulting and administrative work related to actuarial, compliance and design activities for the Company's pension and benefit plans, unrelated to the compensation of the Company's executives.

Submitted on March 6, 2007, by the Human Resources and Compensation Committee of the Board of Directors:

Purdy Crawford (Chair)	Edith E. Holiday
A. Charles Baillie	Edward C. Lumley
Hugh J. Bolton	David G.A. McLean
Gordon D. Giffin	Robert Pace
James K. Gray

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Officers’ Remuneration

The disclosure of executive compensation as reported under the previous section “Statement of Executive Compensation -Report on Executive Compensation by the Human Resources and Compensation Committee” is presented with the objective of providing compensation information that is clear, concise and transparent. The following disclosure is a prescribed disclosure under current Canadian reporting requirements.

Compensation of Named Executive Officers of the Company

The following table sets forth the annual compensation for the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and for each of the other three most highly compensated executive officers of the Company (together, the “Named Executive Officers”) for the year ended December 31, 2006, and for each of the two preceding years.

Summary Compensation Table(1)

		Annual Compensation				Long-Term Compensation

						Awards		Payouts

Name and Principal Position	Year	Salary (US$)		Bonus(4) (US$)	Other Annual Compensation(5) (US$)	Securities Under Options/SARs Granted (#)	Shares or Units subject to Resale Restrictions(7) (US$)	Long-Term Incentive Plan Payouts(4) (US$)	All Other Compensation (US$)

E. Hunter Harrison	2006	1,500,000		4,200,000	680,275(6)	190,000	Nil	Nil	891,570(11)
President and Chief Executive	2005	1,375,000		3,850,000	536,456(6)	250,000	Nil	17,275,680(9)	875,168(11)
Officer	2004	1,250,000		3,500,000	1,162,823(6)	Nil	8,100,000(8)	1,592,779(10)	550,823(11)

Claude Mongeau	2006	504,000		679,100	Nil	60,000	Nil	Nil	101,936(12)
Executive Vice-President and Chief	2005	489,000		658,900	Nil	80,000	Nil	5,038,740(9)	903,788(12)
Financial Officer	2004	475,000		652,500	Nil	Nil	Nil	597,292(10)	214,442(12)

James M. Foote	2006	504,000		679,100	14,656	60,000	Nil	Nil	158,286(11)(12)
Executive Vice-President, Sales and	2005	489,000		658,900	16,432	80,000	Nil	5,038,740(9)	1,472,477(11)(12)
Marketing	2004	475,000		652,500	15,430	Nil	Nil	557,473(10)	249,920(11)(12)

Ed L. Harris(2)	2006	412,000		522,700	18,505	60,000	Nil	Nil	142,635(11)(12)
Executive Vice-President,	2005	389,000		507,700	8,461	72,000	Nil	2,015,496(9)	570,312(11)(12)
Operations	2004	324,000	(3)	381,700	7,425	Nil	Nil	398,195(10)	132,309(11)(12)

Sean Finn	2006	381,500		475,000	Nil	24,000	Nil	Nil	Nil
Senior Vice-President Public Affairs,	2005	343,000		409,100	Nil	32,000	Nil	1,727,568(9)	Nil
Chief Legal Officer and Corporate	2004	305,000		380,100	Nil	Nil	Nil	298,646(10)	Nil
Secretary

(1)	Payments made in Canadian currency were converted using average rates of exchange of 1.1341, 1.2116 and 1.3015 respectively, for the years 2006, 2005 and 2004.
(2)	Mr. Harris was appointed Executive Vice-President, Operations effective March 7, 2005. He retired on January 31, 2007.
(3)	Amounts shown include salary or bonus deferrals whereby Mr. Harris elected to defer a portion of his salary (US$14,803 in 2004) into the Company’s Senior Management Deferred Compensation Plan. This plan is closed to new participants. See “Statement of Executive Compensation - Report on Executive Compensation by the Human Resources and Compensation Committee - Incentive Deferral Plans”.
(4)	Amounts shown in the Bonus (see “Statement of Executive Compensation - Report on Executive Compensation by the Human Resources and Compensation Committee - Annual Incentive Bonus Plan”) or Long-Term Incentive Plan Payouts columns include deferrals made under the Voluntary Incentive Deferral Plan whereby all or a portion of the bonus and/or of the long-term incentive plan payout is received in the form of deferred share units payable in cash upon retirement or termination of employment (see “Statement of Executive Compensation - Report on Executive Compensation by the Human Resources and Compensation Committee - Incentive Deferral Plans”). The following table displays the amounts deferred and the corresponding number of deferred share units under the Plan.

Amounts Deferred

	Unit price (US$)	Claude Mongeau	James M. Foote	Ed L. Harris
2006 Bonus	43.90	Nil	Nil	Nil
2005 Bonus	40.985	Nil	Nil	US$253,850 (6,194 units)
2004 Bonus	28.615	US$456,750 (15,962 units)	US$652,500 (22,803 units)	US$190,850 (6,670 units)
2005 Long-Term Incentive	39.99	US$3,023,244 (75,600 units)	US$5,038,740 (126,000 units)	US$1,967,124 (49,190 units)
2004 Long-Term Incentive	21.795	US$597,292 (27,405 units)	US$557,473 (25,578 units)	US$392,421 (18,005 units)
(5)	Includes the value of perquisites, other personal benefits and other compensation (as applicable), such as imputed interest on loans, tax gross-up or tax protection so that net income after taxes is not less than it would have been in the U.S. Aggregate perquisites and other personal benefits that are less than CAD$50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers, are not included in this column.

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(6)	Amounts for 2006 include personal use of the Company’s aircraft valued at US$526,450, club membership fees for an amount of US$26,626 and tax gross-up for an amount of US$117,568. Amounts for 2005 include personal use of aircraft valued at US$388,675, club membership fees for an amount of US$40,790 and tax gross-up for an amount of US$97,179. It is the Company’s policy to require the CEO to use the Company’s aircraft for personal as well as for business use. For 2004, amounts include US$33,946 for club membership fees and the forgiveness of a US$653,250 interest-free loan and tax gross-up in the amount of US$451,342. A loan in the amount of US$653,250 was forgiven on June 30, 2004 pursuant to Mr. Harrison’s employment agreement, including tax gross-up. This loan relates to the payment by the Company of the tax liability following the forgiveness of a US$1,500,000 loan on March 30, 2001, pursuant to Mr. Harrison’s employment agreement.
(7)	Awards of performance-based restricted share units under the annual long-term incentive grants are reported in the “Statement of Executive Compensation - Officers’ Remuneration - Long-Term Incentive Plan – Awards in the Last Financial Year” table.
(8)	Mr. Harrison was awarded 405,000 restricted share units on April 22, 2004 pursuant to the terms of his employment agreement. The award value of US$8,100,000 was established based on a share price of US$20.00 on the day of the grant. This award vests and is paid out as to 20% per year starting on December 31, 2004, and is not eligible to receive dividends or dividend equivalents. On December 31, 2006, Mr. Harrison held 162,000 restricted share units (following the payout of 81,000 units vesting on that date) for a value of US$6,970,860, based on a December 31, 2006 share price of US$43.03 (these amounts are exclusive of performance-based restricted share units reported in the “Statement of Executive Compensation - Officers’ Remuneration - Long-Term Incentive Plan – Awards in the Last Financial Year” table).
(9)	Performance-based restricted share units were awarded in 2004 under the Restricted Share Unit Plan. This award payout was accelerated when specified targets related to the Company’s 20-day average share price were attained during the period ending on December 31, 2005. Payout was increased to its maximum allowable amount under the plan (120% of the grant). Amounts shown include deferrals made under the Voluntary Incentive Deferral Plan. See details of deferrals under note (4).
(10)	Share units were awarded in 2001 under the Mid-Term Incentive Share Unit Plan (see “Statement of Executive Compensation - Report on Executive Compensation by the Human Resources and Compensation Committee - Mid-Term Incentive Plan”), of which 60.9% vested on June 30, 2004. The share units were paid out to participants in the form of cash, shares and/or deferred share units. The value of the share units shown in the table is based on the closing price of the common shares on June 30, 2004 (US$21.795 per share). Amounts shown include deferrals made under the Voluntary Incentive Deferral Plan. See details of deferrals under note (4).
(11)	Includes Illinois Central Corporation contributions to a 401(k) plan, amounts accrued under an executive account balance and under an excess benefit plan as well as Illinois Central Corporation contributions to a defined contribution plan.
(12)	Includes dividend equivalent amounts earned under the Voluntary Incentive Deferral Plan and Senior Executive Bonus Share Plan and above-market interest rate credited on amounts deferred under the Senior Management Deferred Compensation Plan. Also includes the company match on deferrals made under the Voluntary Incentive Deferral Plan as shown in the table below.

Company Match on Amounts Deferred

	Claude Mongeau (US$)	James M. Foote (US$)	Ed L. Harris (US$)
2006	Nil	Nil	63,463
2005	869,999	1,422,810	539,494
2004	201,253	225,918	113,375

Long-Term Incentive Plan – Awards in the Last Financial Year

The following table shows information regarding grants of restricted share units made to Named Executive Officers under the Restricted Share Unit Plan during the financial year ended December 31, 2006. The Restricted Share Unit Plan was approved by the Board of Directors at its meeting held on January 27, 2004. These awards under the Restricted Share Unit Plan entitle designated executives and senior management employees to receive payout in cash on January 31, 2009 of the value of such units based on the 20-day average share price on December 31, 2008. Payout is subject to the attainment of targets related to return on invested capital, between January 1, 2006 and December 31, 2008, and to the Company’s share price during the three-month period ending December 31, 2008.

			Estimated Future Payouts under Non- Securities Price-Based Plans
Name	Securities, Units or Other Rights(1) (#)	Performance or Other Period Until Maturation or Payout	Threshold (#)	Target (#)	Maximum (#)
E. Hunter Harrison	162,000	December 31, 2008	81,000	162,000	243,000
Claude Mongeau	30,000	December 31, 2008	15,000	30,000	45,000
James M. Foote	30,000	December 31, 2008	15,000	30,000	45,000
Ed L. Harris	30,000	December 31, 2008	15,000	30,000	45,000
Sean Finn	12,000	December 31, 2008	6,000	12,000	18,000

(1)	These awards were made under the Restricted Share Unit Plan, on January 27, 2006 at a closing stock price of US$44.925. Under this Plan, the number of restricted share units paid out will be 50%, 100% and 150% of the grant if return on invested capital reaches, respectively, threshold, target and maximum performance.

CN Management Information Circular  38

Stock Options Granted to Named Executive Officers During the Last Financial Year

The following table shows information regarding grants of stock options made to Named Executive Officers during the financial year ended December 31, 2006. See "Statement of Executive Compensation - Officers’ Remuneration - Management Long-Term Incentive Plan" for a description of such plan.

Name	# of Securities Granted Under Options(1)	% of Total Options Granted to Employees in Financial Year	Exercise Price (US$/ Security)	Market Value of Securities Underlying Options on Date of Grant (US$/Security)	Expiry Date
E. Hunter Harrison	190,000	17.7	44.925	44.925	January 27, 2016
Claude Mongeau	60,000	5.6	44.925	44.925	January 27, 2016
James M. Foote	60,000	5.6	44.925	44.925	January 27, 2016
Ed L. Harris	60,000	5.6	44.925	44.925	January 27, 2016
Sean Finn	24,000	2.2	44.925	44.925	January 27, 2016

(1)	The options granted in 2006 vest over a period of four years following grant, with a quarter of the options per year vesting at each anniversary of the award. See “Statement of Executive Compensation - Officers’ Remuneration - Management Long-Term Incentive Plan”.

Aggregate Option Exercises During the Last Financial Year and Financial Year-End Option Value

The following table shows information regarding exercises of stock options granted to Named Executive Officers under the Management Long-Term Incentive Plan during the financial year ended December 31, 2006. See “Statement of Executive Compensation - Officers’ Remuneration - Management Long-Term Incentive Plan” below for a description of the plan.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$)	Unexercised Options at FY-End (#)		Value of Unexercised In-The-Money Options at FY-End(1) (US$)
			Exercisable	Unexercisable	Exercisable	Unexercisable
E. Hunter Harrison	Nil	Nil	2,837,500	377,500	75,443,686	2,590,313
Claude Mongeau	130,000	4,015,396	679,000	120,000	16,511,444	828,900
James M. Foote	380,000	11,778,181	414,000	120,000	9,359,759	828,900
Ed L. Harris	324,000	8,403,344	18,000	114,000	229,095	687,285
Sean Finn	50,000	1,277,435	207,000	48,000	4,988,236	331,560

(1)	Value of unexercised in-the-money options at financial year-end is the difference between the average closing price of the common shares on December 31, 2006, on the New York and Toronto stock exchanges (US$43.00), and the exercise price, converted using the average rate of 1.1341 for 2006. This value has not been, and may never be, realized. The actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Management Long-Term Incentive Plan

The Management Long-Term Incentive Plan (the “Plan”) was approved by the Company Shareholders on May 7, 1996 and amended on April 28, 1998 and on April 21, 2005.

Eligible participants under the Plan are employees of the Company or its affiliates and non-executive Board directors, as determined by our Board of Directors. Pursuant to an amendment approved by the Board of Directors on March 8, 2005, grants can no longer be made to non-executive Board directors under the Plan. While they remain as participants in the Plan for previous grants, the last time non-executive directors received options was in 2002. The maximum number of common shares that may be issued under the Plan is 60,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the Plan, as at February 28, 2007.

Options Outstanding and Available for Grant on February 28, 2007

	# common shares	% of outstanding common shares
Options already granted and outstanding	16,517,345	3.2
Options issuable under the Plan	14,359,380	2.8
Shares issued following the exercise of options	29,123,275	5.7

CN Management Information Circular  39

The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the Plan and under any other plan which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. Options are non-transferable except, in certain circumstances, upon the death of the holder of such options.

Stock options have a maximum exercise period of 10 years. The exercise price must be at least equal to the closing price of the common shares on the Toronto Stock Exchange or the New York Stock Exchange on the grant date. Vesting criteria, including the date or dates upon which all or a portion of the options become exercisable, and Company performance targets, which may have to be met for options to become exercisable, are established with respect to each grant.

Stock options may be cancelled upon the termination of a participant’s employment for cause or if the participant voluntarily terminates employment. In the event that a participant’s employment is terminated by the Company other than for cause, all stock options held by such participant may be cancelled 30 days or three months after termination of the participant’s employment (depending on the date of grant). In the case of retirement, options are cancelled three years after the retirement date. In the event of a participant’s death, all available options may be exercised by the estate for a period of twelve months. These conditions are subject to the discretion of the Human Resources and Compensation Committee. Upon the occurrence of a Material Event, all outstanding options whose exercise is not determined by any performance criteria and which are not then exercisable will become exercisable in full immediately. A “Material Event” means, except in certain limited circumstances, any of the following events: (i) in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of CN’s outstanding common shares; (ii) approval by the Company's shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who at the time of such transaction constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or (iii) approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company.

The Board has the authority to make changes to the Plan that it deems proper without shareholder approval, subject to regulatory and stock exchange approval, as applicable. Effective June 30, 2007, new rules issued by the TSX will require all amendments to a stock option plan and awards made under it, to be approved at a meeting of common shareholders unless the plan includes detailed amendment provisions. To address these rules, the Company is proposing changes to the Plan, as described in the subsection entitled “Business of the Meeting –Amendments to Management Long-Term Incentive Plan” at page 5 of the Information Circular.

Employment Contracts/Arrangements

Effective January 1, 2003, Mr. Harrison was appointed President and Chief Executive Officer of the Company. On April 22, 2004, the Company entered into an employment agreement with Mr. Harrison which replaced his previous employment agreement and provided the terms of his employment to December 31, 2008, (the “Agreement”). As a result of making this long-term commitment, Mr. Harrison received a special one-time award of 405,000 restricted share units effective April 22, 2004. This special award vests and is paid out as to 20% per year starting on December 31, 2004. Pursuant to the Agreement, Mr. Harrison’s base salary is reviewed annually by the Board of Directors and subject to a minimum 5% increase. Mr. Harrison is also eligible to receive an annual incentive bonus under the Company’s Annual Incentive Bonus Plan, with a target payout of 140% of base salary and a maximum payout of 280% of base salary. Under the Agreement, Mr. Harrison is also entitled to receive upon retirement, an annual pension benefit of US$1,100,000 effective January 1, 2007, this amount being increased by US$100,000 on January 1, 2008 and on January 1, 2009, for each year he remains employed by the Company (see “Statement of Executive Compensation -Officers’ Remuneration - Pension Plans”). The Agreement includes non-competition and non-solicitation restrictions upon Mr. Harrison following the termination of his employment for any reason, in respect of which he is entitled to receive US$350,000 per year for a two-year period, provided that he complies with the restrictions.

On November 30, 2006, the Agreement was amended to extend the term of Mr. Harrison’s employment to December 31, 2009. Pursuant to the amended Agreement, Mr. Harrison is entitled to receive, upon completion of the last year of the amended Agreement, an annual pension benefit of US$1,500,000 with a 70% spousal survival benefit.

Mr. Harrison is also eligible to participate in the Company’s plans as offered to other executives, termination of employment conditions and post-retirement coverage, as described below.

If Mr. Harrison’s employment is terminated at any time during the term of the Agreement by the Company without “Cause” or by Mr. Harrison for “Good Reason” (as those terms are defined in the Agreement), in addition to receiving his accrued base salary, any accrued but unused vacation days and a pro rata portion of his annual target bonus, Mr. Harrison will receive an additional severance payment equal to three times the sum of his annual base salary and annual target bonus. Mr. Harrison will also be entitled to continuation of his employee benefits for three years including an immediate vesting of his maximum

CN Management Information Circular  40

pension benefit. If Mr. Harrison’s employment had been terminated under these circumstances on December 31, 2006, Mr. Harrison would have been entitled, under the Agreement, to a severance payment of US$10,800,000 and continuation of benefits. If Mr. Harrison’s employment is terminated in the event of death, resignation without “Good Reason”, disability or for Cause, he would be entitled to receive his accrued base salary, any accrued but unused vacation days, and, if his employment is terminated due to death or disability, the Company shall also pay him a pro rata portion of his target bonus.

Following termination for any of the reasons stated above, Mr. Harrison would also be entitled to receive benefits and payments which have already vested, including vested pension benefits described under “Statement of Executive Compensation - Officers’ Remuneration - Pension Plans” below and vested equity holdings described under equity plans of the Company, and reported under the “Aggregate Equity Holdings in Company Plans” table. Also, except for termination for Cause, and subject to performance vesting as applicable, RSUs and stock options would continue to vest following his termination.

The Agreement does not have formal change of control provisions in place. However, a certain number of the compensation plans in which Mr. Harrison participate, like other executives, have provisions which in the event of a change of control, generally provide for the accelerated vesting of stock options and the prorated vesting of share units.

The Agreement includes special provisions relating to tax equalization payments in respect of Mr. Harrison’s salary to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States.

In addition to the retirement benefits disclosed under “Statement of Executive Compensation - Officers’ Remuneration - Pension Plans” below, Mr. Harrison is entitled to exercise his stock options within 5 years following retirement. He is also entitled to post-retirement medical benefits and a life insurance benefit equal to US$1 million.

Pension Plans

Canadian Pension Plans

Executive officers participate in the Company’s principal pension plan and senior management pension plan (introduced January 1, 2004), which are defined benefit plans providing pensions based on pensionable years of service and highest average earnings. The pension amounts are payable in Canadian currency and were converted using the average rate of exchange of 1.1341 for 2006.

Highest average earnings are the average annual pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Pensionable earnings consist of salary and overtime in the principal pension plan and also include the bonuses paid by the Company under the Annual Incentive Bonus Plan (up to the target bonuses relating to the year for which such bonuses were earned) in the senior management pension plan. Retirement benefits payable under the Company’s principal pension plan and senior management pension plan are subject to a maximum aggregate annual retirement benefit of CAD$2,111.11 (US$1,861.48) per year of pensionable service.

Senior executives who have at least two years of service and who execute an agreement, including a non-competition clause, are eligible for additional retirement income, charged to operating funds. This plan is called the Special Retirement Stipend (“SRS”). If the senior executive became eligible for the SRS plan on or after July 1, 2002, his or her additional retirement income benefit will not vest unless such senior executive remains in active service until the age of 55. Accrued additional retirement income benefits are guaranteed through a letter of credit. The annual amount of an individual’s additional retirement income is a set percentage of that individual’s portion of actual average earnings that is greater than the maximum average earnings recognized by the Company’s principal pension plan or the senior management pension plan, multiplied by the number of years of service (maximum 35 years) of that individual.

The recognized maximum average earnings under the Company’s principal pension plan or the senior management pension plan was approximately US$98,436 for 2006. In January 1996, the definition of “salary” under the SRS program was extended to include the bonuses paid by the Company under the Annual Incentive Bonus Plan after 1995, up to the target bonuses relating to the year for which such bonuses were earned. If the aggregate of any given individual’s age and years of service is at least 85, and such individual is age 55 or over, both the pension benefits and additional retirement income become payable to such senior executive who retires prior to age 65.

Messrs. Finn and Mongeau had respectively 13 years and 12 years and 8 months of credited service under the Company’s principal pension plan, senior management pension plan and SRS as at December 31, 2006.

The following table reflects an estimate of total annual benefits under the Company’s principal pension plan, senior management pension plan and any special agreement generating additional retirement income payable upon retirement (age 65) to senior executives in specified earnings and service classifications:

Estimated annual benefit payable upon retirement
Highest Average Earnings (US$)	Pensionable Service (years) (US$)
	10	20	25	30	35
200,000	38,928	77,855	97,319	116,783	136,247
450,000	88,928	177,855	222,319	266,783	311,247
700,000	138,928	277,855	347,319	416,783	486,247
950,000	188,928	377,855	472,319	566,783	661,247
1,200,000	238,928	477,855	597,319	716,783	836,247

U.S. Pension Plans

Mr. Harrison does not participate in the Company’s principal pension plan, senior management pension plan and SRS plan. The Company had originally guaranteed Mr. Harrison

CN Management Information Circular  41

that upon his termination of employment with the Company, his total supplemental retirement benefits would not be less than the benefits that would have been provided under the Illinois Central Railroad Company (“ICR”) Supplemental Executive Retirement Plan in effect prior to March 30, 1998, had he continued his service with ICR and continued participation in such plan. Mr. Harrison’s total supplemental retirement benefits come from the following plans:

Executive Account Balance Plan - ICR’s Executive Account Balance Plan provides for a sum equivalent to 10% of Mr. Harrison’s combined salary and performance awards in excess of a wage offset factor to be accrued annually (but not funded), and is payable upon retirement or termination of employment. The wage offset factor is adjusted annually by the percentage increase in the U.S. social security wage base. For 2006, the wage offset factor was US$157,000. Accrued amounts earn interest in accordance with the plan. This plan was frozen as of December 31, 2000 and, for Mr. Harrison, replaced by a new plan with the same provisions as of January 1, 2001.

Non-Qualified Supplemental Defined Contribution Plan - ICR’s Supplemental Defined Contribution Plan provides for a sum equivalent to 2% of Mr. Harrison’s base salary (capped at the annual 401(a)(17) limit). Amounts are accrued on an unfunded basis and interest credits are given using the actual 401(k) investment return. Prior to 2001, this benefit was part of the ICR 401(k). This plan was frozen as of December 31, 2000 and, for Mr. Harrison, replaced by a new plan with the same provisions as of January 1, 2001.

Qualified Defined Contribution Plan (401(k)) - Mr. Harrison is eligible to participate in the Canadian National Railway Company Management Savings Plan for U.S. Operations (the “Savings Plan”), which is a qualified 401(k) plan. Mr. Harrison may make “pre-tax” contributions to the Savings Plan subject to limitations imposed by the U.S. Internal Revenue Code. Those contributions are partially matched by the ICR. The matching contribution is limited to 50% of the first 6% of Mr. Harrison’s pre-tax salary (i.e., the matching contribution is limited to 3% of his salary). All contributions are fully vested upon contribution and are invested in various investment funds as selected by Mr. Harrison.

Excess Benefit Plan - Under ICR’s Excess Benefit Plan, amounts are accrued for Mr. Harrison on an unfunded basis to offset the limitations imposed by the U.S. Internal Revenue Code with respect to certain benefit plans as a result of the level of Mr. Harrison’s compensation. Currently, the Excess Benefit Plan provides for the accrual of a sum equivalent to the employer’s matching contribution under the Savings Plan which is restricted by the limits of Section 402(g) of the U.S. Internal Revenue Code. The amounts accrued will be distributed at the same time and on the same terms as the amounts paid under the Savings Plan.

Prior to 2001, the ICR 401(k) provided, in addition to the 50% match on the first 6% of pay, a 2% Company paid contribution on earnings (capped at the annual 401(a)(17) limit). To make up for the limits in the pre-2001 ICR 401(k), the Excess Benefit Plan also provided a supplemental 2% in excess of the annual 401(a)(17) limit. This plan was frozen as of December 31, 2000 and, for Mr. Harrison, replaced by a new plan with the same provisions as of January 1, 2001.

Defined Benefit Plan - A tax-qualified defined benefit retirement plan was introduced for ICR’s non-unionized employees on January 1, 2001. For non-unionized employees of ICR who were not members of the 1989 Pension Plan for Employees of CN U.S. subsidiaries, the following table reflects an estimate of total annual benefits payable under such plan to persons, such as Mr. Harrison, in specified earnings and service classifications:

Highest Average Earnings (US$)	Defined Benefit Plan Table Estimated Annual Benefit at Normal Retirement Age for Years of Credited Service after December 31, 2000 (US$)
	5	10	15	20	25	30	35
300,000	6,257	12,514	18,770	25,027	31,284	37,541	43,798
600,000	6,257	12,514	18,770	25,027	31,284	37,541	43,798
900,000	6,257	12,514	18,770	25,027	31,284	37,541	43,798
1,200,000	6,257	12,514	18,770	25,027	31,284	37,541	43,798
1,500,000	6,257	12,514	18,770	25,027	31,284	37,541	43,798

Highest average earnings are the average annual pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of salary and overtime. However, pensionable earnings are capped at the average of the Internal Revenue Code limit (US$220,000 in 2006), over the last five years.

Supplemental Executive Retirement Plan - ICR established the Illinois Central Corporation Supplemental Executive Retirement Plan effective as of January 1, 1994 (the “old SERP”). Mr. Harrison is covered by the old SERP. Mr. Harrison’s SERP annual benefits shall be US$1,100,000 annually. This amount will be increased in an increment of US$100,000 for each additional year he remains employed by the Company after December 31, 2006 until December 31, 2008 and by US$200,000 for the last year of his Agreement.

Mr. Foote joined the Company on August 23, 1995. Mr. Foote is covered by a special pension arrangement, which credits him with two years of service for each year of service for his first 10 years of service with the Company.

During Mr. Foote’s service from August 23, 1995 to December 31, 2000, he participated in the Company’s principal pension plan until March 31, 2000, when he transferred to the United States. Mr. Foote’s pension benefits under his special pension arrangement, which are totally vested to him, are equal to the pension benefits he would have been entitled to if he had been participating in the Company’s principal pension plan and SRS plan for twice the number of years of service since August 23, 1995, being twice five years and 4.35 months, less the pension payable under the Company’s principal pension plan. The pension benefits under the special pension arrangement are payable from the Company’s operating funds.

CN Management Information Circular  42

For Mr. Foote’s service since December 31, 2000, he has been participating in the Defined Benefit Plan mentioned above. He has also been participating in the new Supplemental Retirement Plan (“new SERP”) of ICR under which he was credited, as mentioned above, with two years of service for each year of service with ICR until August 22, 2005, inclusively. The following table reflects an estimate of total annual benefits payable under such plan before the offset described below to persons, such as Mr. Foote, who joined the new SERP after December 31, 2000, in specified earnings and service classification:

Final Average Compensation (US$)	Supplemental Retirement Plan (new SERP) Table Estimated Annual Benefit at Normal Retirement Age for Years of Credited Service after December 31, 2000 (US$)
	5	10	15	20	25	30	35
200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000
450,000	45,000	90,000	135,000	180,000	225,000	270,000	315,000
700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
950,000	95,000	190,000	285,000	380,000	475,000	570,000	665,000
1,200,000	120,000	240,000	360,000	480,000	600,000	720,000	840,000

Mr. Foote’s SERP pension obtained from the above table is offset by (i) the qualified Defined Benefit Plan pension for his service after December 31, 2000; (ii) the U.S. Railroad Retirement Board Tier 2 pension for his service after December 31, 2000; (iii) the amount of single life annuity that can be purchased with the 3% employer contributions available under the Savings Plan.

Mr. Foote had 10 years and 8 months of credited service under the new SERP as of December 31, 2006.

Mr. Harris has been participating in the Executive Account Balance Plan, Excess Benefit Plan and Supplemental Defined Contribution Plan mentioned above. These plans were frozen as of December 31, 2000. Mr. Harris is eligible to participate in the Savings Plan and the Defined Benefit Plan mentioned above.

Mr. Harris does not participate in the Company’s principal pension plan, senior management pension plan and SRS. Mr. Harris’ overall retirement benefit will always be the greater of what he would receive under the new SERP of ICR mentioned above on all his service up to 35 years minus the offset described below and the old SERP for which Mr. Harris continued to accrue retirement benefits until December 31, 2003, at the rate of 3.5% of his final average earnings per year of service between January 1, 1994 and December 31, 2003, plus retirement benefits at the rate of 2% per year of service after 2003 minus the offset described below. The following table reflects an estimate of total annual benefits payable under such plan before the offset described below to persons, such as Mr. Harris, who joined the old SERP on or after January 1, 1994, in specified earnings and service classification:

Final Average Compensation (US$)	Supplemental Executive Retirement Plan (old SERP) Table Estimated Annual Benefit for Years of Credited Service after December 31, 1993 (US$)
	5	10	15	20	25	30	35
200,000	35,000	70,000	90,000	110,000	130,000	150,000	170,000
450,000	78,750	157,500	202,500	247,500	292,500	337,500	382,500
700,000	122,500	245,000	315,000	385,000	455,000	525,000	595,000
950,000	166,250	332,500	427,500	522,500	617,500	712,500	807,500
1,200,000	210,000	420,000	540,000	660,000	780,000	900,000	1,020,000

Mr. Harris’ SERP pension obtained from the above table is offset by (i) the qualified Defined Benefit Plan (prorated for service only after January 1, 2004); (ii) the U.S. Railroad Retirement Board Tier 2 pension (prorated for service only after January 1, 2004); (iii) the amount of single life annuity that can be purchased with the 3% employer contributions after January 1, 2001 available under the Savings Plan, along with future interest credits tied to treasuries; (iv) CN matching contributions to the 401(k) Plan and the 2% supplemental match as of December 31, 2000, along with future interest credits tied to treasuries; (v) the Excess Benefit Plan account balance as of December 31, 2000, with future interest credits tied to his Savings Plan rate of return; (vi) the Executive Account Balance Plan as of December 31, 2000, with future interest credits tied to The Wall Street Journal prime rate; (vii) the actuarial equivalent (in the form of a single life annuity) of the annual annuity of $47,734, which value was withdrawn from the SERP prior to retirement by virtue of the change of control provision of such SERP.

Mr. Harris had 35 years of credited service under the new SERP including 10 years of credited service under the old SERP as at December 31, 2006. This means that his SERP annual benefit will be at least equal to 70% of his final average compensation minus the above-mentioned offsets.

CN Management Information Circular  43

Supplemental Pension Disclosure

The following Service cost and Benefit Obligation have been calculated using the same actuarial assumptions as those used in Note 13 of CN’s 2006 Annual Consolidated Financial Statements. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize.

Amounts shown in this table include pension benefits from the Company’s registered Pension Plans and non-registered supplemental pension arrangements.

Name	2006 Service Cost(1)	Benefit obligation at December 31, 2005(2) (US$)	Change in benefit obligation from January 1, 2006 to December 31, 2006(6) (US$)	Benefit obligation at December 31, 2006(2) (US$)	Accrued annual pension at December 31, 2006 (US$)	Projected annual pension at first unreduced date(5) (US$)	Age at first unreduced date(5)
E. Hunter Harrison(3)	1,134,000	11,299,000	1,434,000	12,733,000	1,107,000	1,209,000	63
Claude Mongeau	182,000	2,200,000	108,000	2,308,000	188,000	437,000	59
James M. Foote	173,000	3,773,000	238,000	4,011,000	308,000	441,000	60
Ed L. Harris(3)(4)	—	3,282,000(7)	(23,000)	3,259,000	303,000(7)	303,000(7)	57
Sean Finn	128,000	1,514,000	196,000	1,710,000	122,000	316,000	60

(1)	The service cost is the estimated value of the benefits accrued during the calendar year (January 1, 2006 to December 31, 2006). These amounts exclude the employee’s contributions, if any.
(2)	The benefit obligation is the value of the benefits accrued for all service to the specified date.
(3)	Does not include former IC non registered cash plans described below.
(4)	Mr. Harris has reached the maximum years of service allowed under the SERP.
(5)	The projected pension is based on current compensation levels. The service is accrued to the first date at which the executive is entitled to an unreduced pension benefit or the end of 2007 if the date is already reached. For Mr. Harris, the actual retirement age is shown.
(6)	The change in benefit obligation is attributable to an additional year of service, increase in compensation as well as a change in interest rate and actuarial assumptions for valuation purposes.
(7)	The benefit obligation as at December 31, 2005, the accrued pension and the projected pension for Mr. Harris were revised to recognize the maximum number of years reached under the SERP and to exclude the value of the annual annuity of $47,734 which was withdrawn from the old SERP prior to retirement by virtue of the change of control provision of such SERP.

Non-Registered Defined Contribution Plans Table

Amounts shown in this table include amounts from the Company’s non-registered Defined Contribution plans. The cost of these plans is paid entirely by the Company and no withdrawals or distributions are permitted before the following executives terminate from the Company.

Name	Plan name(1)	Company Contributions in 2006 (US$)	Interest Credits in 2006 (US$)	Aggregate Withdrawals/ Distributions	Aggregate Balance as at December 31, 2006 (US$)
E. Hunter Harrison	Executive Account Balance Plan	519,300	222,432	Not Allowed	3,317,235
	Excess Benefit Plan	64,000	71,402	Not Allowed	960,189
	Supplemental Defined Contribution Plan	4,400	3,435	Not Allowed	43,294
Ed L. Harris	Executive Account Balance Plan	—	7,331	Not Allowed	100,167
	Excess Benefit Plan	—	1,380	Not Allowed	10,058

(1)     Please refer to the plan description in the subsection “Statement of Executive Compensation - Officers’ Remuneration - Pension Plans - U.S. Pension Plans”.

CN Management Information Circular  44

Performance Graph

The following Performance Graph illustrates the yearly cumulative total shareholder return on a $100 investment in Canadian dollars in CN's Common Shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX and S&P 500 Indices from the period beginning December 31, 2001 to the period ending December 31, 2006.

	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06
CN	$100	$85	$107	$143	$182	$196
S&P/TSX	$100	$88	$111	$127	$158	$185
S&P 500	$100	$77	$97	$106	$109	$124

Supplemental Share Price Performance Graph

The following graph illustrates the Company’s share price performance on both the TSX (CNR) and NYSE (CNI) since November 1995 (the year in which the Company’s initial public offering occurred). The graph also illustrates share price performance of Union Pacific (UNP), Burlington Northern Santa Fe (BNI), CSX and Norfolk Southern (NSC). The values shown assume the reinvestment of all dividends.

CN Management Information Circular  45

Other Information

Securities Authorized for Issuance Under Equity Compensation Plans

The table below indicates, as at December 31, 2006, certain information with respect to the Company’s Management Long-Term Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CAD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	16,052,625	23.78	15,189,716
Equity compensation plans not approved by securityholders	Nil	—	Nil
Total	16,052,625	23.78	15,189,716

Indebtedness of Directors and Executive Officers

As of February 28, 2007, there was no outstanding indebtedness of current and former directors, officers and employees of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise.

Shares Owned or Controlled by Senior Management

As at February 28, 2007, the directors and the members of the executive committee of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 11.2 million common shares, representing approximately 2.2% of the Company’s outstanding common shares.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries.

Directors’ and Officers’ Insurance

The Company has purchased, at its expense, group liability insurance in the annual aggregate amount of CAD$200,000,000, with a deductible to the Company which varies from CAD$1,000,000 to CAD$2,500,000, for the protection of directors and officers of the Company and its subsidiaries against liability incurred by them in such capacity. The premium paid in the financial year ending December 31, 2006 was approximately CAD$2,727,616 for the 12 months ending September 30, 2007. The Company also carries excess directors and officers liability insurance for non-indemnifiable claims in the amount of CAD$25,000,000 in excess of the above. The premium paid for such excess liability insurance in the financial year ending December 31, 2006 was approximately CAD$350,000 for the 12 months ending September 30, 2007.

Shareholder Proposals

Shareholder proposals to be considered at the 2008 annual meeting of shareholders must be received at the head office of the Company no later than December 6, 2007, to be included in the Information Circular for such annual meeting.

Availability of Documents

The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial Information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Additional information relating to the Company is available on SEDAR at www.sedar.com or may be obtained on request from the Corporate Secretary of the Company.

Approval

The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders.

Sean Finn
 Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary

March 6, 2007

CN Management Information Circular  46

SCHEDULE “A” - AMENDMENT TO THE MANAGEMENT LONG-TERM INCENTIVE PLAN

Upon motion, duly proposed and seconded, it was resolved:

1.	THAT the Company be and it is hereby authorized to amend the Company’s Management Long-Term Incentive Plan in the manner described in the Management Information Circular of the Company dated March 6, 2007;

2.	THAT any director or officer of the Company be, and each is hereby authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations; and

3.	THAT the Board of Directors of the Company be, and it is hereby authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

Schedule “A”  47

SCHEDULE “B” - SHAREHOLDER PROPOSALS

The following two shareholder proposals have been submitted for consideration at the Meeting. These proposals and their supporting statements represent the views of the shareholders submitting them.

Ethical Funds Inc. of 800-1111 West Georgia Street, Vancouver, British Columbia, V6E 4T6 has submitted proposal No. 1.

Inhance Canadian Equity Fund, 1200-900 West Hastings Street, Vancouver, British Columbia, V6C 1E5 has submitted proposal No. 2

The proposals are set out in italics below:

Proposal No. 1: Link Executive Compensation to Environmental, Social & Governance Success

Whereas:

There is mounting evidence illustrating that compensation plans based primarily upon the achievement of short term and stock market-linked financial targets have the potential to deter companies from undertaking those activities that create sustainable long term value.

A recent Deloitte survey of 250 directors and executives from around the world found that 92% believe traditional financial measures shed little light on key sources of future revenue and profit and provide scant evidence for evaluating the effectiveness of the board and top management (Annette Watson-Deloitte “In the Dark: What Boards and Executives Don’t know about the Health of Their Businesses”, Deloitte and the Economist Intelligence Unit, 2005).

There is growing support for companies to adopt compensation plans that link executive compensation and other financial rewards to the achievement of long term environmental, social and governance (ESG) goals.

In a 2005 survey of Canadian board directors conducted by McKinsey & Company and HRI Corporation on behalf of the Canadian Coalition for Good Governance, the following factors were identified as desirable for setting executive compensation: employee satisfaction (71%); leadership development (78%); customer satisfaction (84%); and sustainable development (89%).

CN has disclosed specific corporate objectives in the management proxy circular, upon which executives are measured when assessing financial performance (revenues, operating income, free cash flow, earnings per share and return on invested capital). Although CN states that 30% of the Annual Incentive Bonus Plan includes performance on financial and non-financial goals, including safety performance, similar corporate objectives on these issues are not disclosed.

CN experienced declining safety performance as illustrated by several high-profile derailments in 2005, including an environmentally-destructive spill at Lake Wabamun and a derailment near Lillooet that killed two employees. The company’s safety report for 2005 indicated that Transportation Safety Board accidents were on the increase as were crossing and trespassing accidents. Despite this safety performance record, independent members of the Board approved a bonus payout at the maximum level possible for the President and CEO for 2005. This amounted to a bonus of $3.85 million or 280% of base salary.

Be it resolved that:

The Human Resources and Compensation Committee of the Board prepare a report to shareholders by September 2007, at reasonable cost and omitting proprietary information, that details the environmental, social and governance objectives or targets, upon which executive compensation was evaluated for 2005, with specific reference to safety performance targets. The report should also include a rationale for 2005 compensation levels based on performance against such objectives.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Company provides performance-driven competitive compensation. The compensation structure is designed to be competitive with the market place, and ties remuneration with the performance of the Company and the sustainable enhancement of value to our shareholders. The compensation structure also supports the continuous improvement of our service to our customers, the continued development of our employees and their safety, as well as the safety of the communities in which we operate.

As described in our Information Circular, the Annual Incentive Bonus Plan offered to all executives and management employees is linked to the achievement of corporate objectives, as well as personal objectives. For the years 2005 and 2006, 70% of the bonus was linked to a balance set of goals that contribute to the Company’s financial growth and profitability in the market place. Additionally, 30% of the bonus was based on the achievement of personal goals linked to financial, operating, safety, customer service, as well as leadership development. These objectives are thus in line with the long-term view described in the shareholder proposal.

The Human Resources and Compensation Committee, composed of entirely independent directors, reviews and approves on an annual basis the corporate goals of the Company, as well as the personal objectives of the President and CEO. The Committee carefully evaluates his performance based on those goals and objectives, and recommends his compensation to the Board based on this evaluation. It also reviews the evaluation of executive management’s performance and recommends to the Board executive management’s compensation.

Schedule “B”  48

The personal objectives of the President and CEO are anchored against each of the five core principles that support the Company’s disciplined execution of its business model, namely service, cost control, asset utilization, safety, and people. Amongst others, these include specific safety targets in terms of reportable injuries and accidents, as measured against criteria determined by regulatory bodies in both Canada and the U.S.

In 2005 and 2006, the Human Resources and Compensation Committee evaluated the President and CEO’s performance in light of the complexity of the Company’s operations and considering that - without losing sight of the derailments - CN was amongst the safest railways on the continent based on U.S. Federal Railroad Administration reporting criteria. The Committee also considered the President and CEO’s overall outstanding leadership in all facets of his personal objectives, comprising financial performance, safety, marketing, customer service, operations, human resources management, strategic planning and corporate governance. The Committee is satisfied that the compensation provided to the President and CEO was objectively determined and appropriately reflects his performance on a balanced set of pre-established objectives that, taken together, support the long-term success of the Company.

The report of the Human Resources and Compensation Committee on pages 27 to 36 of this Information Circular describes in detail the Company’s approach to executive compensation. Additional information regarding the Company’s safety performance, and its comprehensive safety and environment related initiatives will be available on a new section of the Company’s website at www.cn.ca by mid-year 2007. The report described in the shareholder proposal is thus not necessary.

Proposal No. 2: Integrate BC Rail operations into the CN system and conduct a track safety audit on policies, procedures and technical practices on the BC Rail line

Whereas on July 14, 2004 CN acquired the operations of BC Rail, a regional railway with 2300 kilometres of mainline track operating in the province of British Columbia,

Whereas on August 5, 2005 a CN derailment on the former BC Rail line near Squamish, BC, resulted in a spill of 40,000 litres of sodium hydroxide, a highly corrosive material, into the Cheakamus Canyon,

Whereas CN runs trains that are up to 10,000 feet in length and train length has been raised by regulators as an issue of concern, resulting in a temporary restriction on train lengths on sections of the former BC Rail line,

Whereas terrain covered by the BC Rail line may present unique challenges for longer trains,

Whereas following a June 29, 2006 fatal accident on the former BC Rail line, locomotives on particular sections of track were ordered to use dynamic brakes,

Whereas on September 25, 2006, Transport Canada issued an order directing CN to fulfill a series of previous directives to improve safety on its network in Canada,

Whereas on October 31, 2006, in response to derailments in BC, the all-party Standing Committee on Transport, Infrastructure and Communities of the Parliament of Canada unanimously decided to conduct an in-depth inquiry into rail safety in Canada and particularly rail accidents in Western Canada,

Whereas derailments have the potential to impact shareholder value through corporate reputation risks, litigation risks and clean-up costs,

Be it resolved that:

The Board’s environment, safety and security committee evaluate the integration of BC Rail operations into the CN system and conduct an effectiveness audit on policies, procedures and technical practices for maintaining track safety on the former BC Rail line.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

As with all the Company’s acquisitions, a detailed due diligence was carried out to determine the condition of the infrastructure in addition to the existing maintenance and operating practices on the BC Rail line prior to closing the transaction. In accordance with such evaluation and further regular inspections, the safety and maintenance requirements of the new BC Rail line have accordingly been integrated into CN’s annual Integrated Safety Plan and into its capital budget. A detailed plan of action to improve the safety and maintenance of the BC Rail line and to decrease the number of accidents has thus already been put in place.

Safety is a core value at CN. The Company has consistently been one of the safest railroads in North America and we are intensely focused on supporting this value. In 2006, CN spent more than $1.5 billion —representing about 20% of our revenue — on capital programs designed in part to maintain the safety and integrity of our rail infrastructure. This amount has been increased to $1.6 billion in our 2007 budget. A large part of such amount will be spent on the replacement of rail, ties, ballast and other track material, and for bridge and signalling system upgrades. In Western Canada alone, the Company plans to invest nearly $350 million in track infrastructure.

The Board and the Environment, Safety and Security Committee has and continues to monitor the process of integrating BC Rail’s operations with those of the Company, with management reporting regularly on such integration. The above shareholder proposal has thus been dealt with in practice.

Schedule “B”  49

SCHEDULE “C” - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CN’s Board of Directors has for many years recognized the importance of good governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock exchange (NYSE) our corporate governance practices comply with applicable rules adopted by the Canadian Securities Administrators and applicable rules of the SEC giving effect to the provisions of the Sarbanes-Oxley Act. We are exempted from complying with many of the NYSE corporate governance rules, and are permitted instead to comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca/cngovernance, our governance practices, however, comply with the NYSE corporate governance rules in all significant respects.

The Canadian Securities Administrators (the “CSA”) adopted, effective on June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 –Corporate Governance Guidelines (the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. The disclosure made hereunder refers to the items of the Disclosure Instrument as well as to the Governance Policy, where appropriate. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy as reflected in the disclosure made hereunder.

In January 2004, the CSA adopted Multilateral Instrument 52-110 – Audit Committees. Certain amendments to such instrument were subsequently adopted and are effective since June 30, 2005 (such instrument, as amended, the “Audit Committee Rules”). The Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. The Company complies with these rules and appropriate disclosure is made, where applicable, in the following table.

The Company also refers, where applicable, to the NYSE Corporate Governance Standards (the “NYSE Standards”), as approved by the SEC on November 3, 2004.

Please also refer to the Corporate Governance Manual and the Code of Business Conduct of the Company available on our website at www.cn.ca/cngovernance and also available in print to any shareholder who requests copies by contacting our Corporate Secretary. In addition, please refer to the section entitled “Statement of Corporate Governance Practices” at page 20 of this Information Circular.

The Company is dedicated to improving its corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. The Board of Directors has approved this disclosure on the recommendation of the Corporate Governance and Nominating Committee.

Schedule “C”  50

Guidelines	Corporate Governance Practices at the Company
1.	Board of Directors

	(a)	Disclose the identity of directors who are independent.	Of the current 15 Board members, only the President and Chief Executive Officer of the Company is an officer of the Company. Based on the foregoing and on the information provided by directors as to their individual circumstances, the Board has determined that, of the remaining 14 Board members, 13 are “independent”, and one is “not independent”, Mrs. Kempston Darkes being a senior executive of a major customer of the Company.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	See above. Reference is made to the subsection entitled “Statement of Corporate Governance Practices –Independence of Directors” at page 20 of this Information Circular.

	(c)	Disclose whether or not a majority of directors are independent.	As set out above, 13 of our 15 current Board members are independent and 12 of our 14 nominees are independent.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	This Information Circular contains information under “Nominees for Election to the Board - Description of Nominees” as to other public issuer directorships of each nominee.

	(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.	The non-management Board members meet before or after every meeting of the Board of Directors in in camera sessions, without the presence of management and under the chairmanship of the Board chair. An executive session including only “independent” directors is also held at least once a year. During the financial year ended December 31, 2006, there was one session that was attended only by independent directors.

	(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.	Our Corporate Governance Manual provides that the Board chair must be an “independent” director who is designated by the Board. Mr. David G.A. McLean, who has been a director of the Company since 1994, is the independent Board chair. The key role of the Board chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management. The responsibilities of the Board chair are further described in our Corporate Governance Manual.

	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please see page 19 of this Information Circular.

Schedule “C”  51

Guidelines	Corporate Governance Practices at the Company
2.	Board Mandate – Disclose the text of the board’s written mandate.			Our Board mandate is included as Schedule “D” to this Information Circular.

3.	Position Descriptions

	(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.		Our Corporate Governance Manual includes position descriptions for the Board chair and the Board committee chairs.

	(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO.		Our Corporate Governance Manual includes a position description for the President and CEO of the Company.

4.	Orientation and Continuing Education

	(a)	Briefly describe what measures the board takes to orient new directors regarding		As provided in its charter, the Corporate Governance and Nominating Committee has the responsibility, in consultation with the Board chair, to develop, monitor and review, as applicable, the Company’s orientation and continuing education programs for directors. The Company has adopted Board orientation and continuing education programs, described in our Corporate Governance Manual, pursuant to which orientation and continued education is provided to Board members. Reference is made to the subsection entitled “Statement of Corporate Governance Practices – Director Orientation and Continuing Education” at page 23 of this Information Circular.
		(i)	the role of the board, its committees and its directors, and

		(ii)	the nature and operation of the issuer’s business.

	(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

5.	Ethical Business Conduct

	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:		The Board, through its Corporate Governance and Nominating Committee, reviews, monitors and oversees the disclosure of the Company’s code of business conduct. Each year, management reports to such committee on the implementation of the code within the organization and on any material contravention by employees of the Company to the provisions of the code. No material change report has ever been filed or required to be filed pertaining to any conduct of a director or executive officer constituting a departure from the code. Reference is made to the subsection entitled “Statement of Corporate Governance Practices – Code of Business Conduct” at page 20 of this Information Circular.

		(i)	disclose how a person or company may obtain a copy of the code;

		(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

		(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Schedule “C”  52

Guidelines	Corporate Governance Practices at the Company
	(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The code of business conduct states that “every employee must avoid situations where personal interests could conflict with, or even appear to conflict with, the interests of CN”. In practice, the Board requests every director to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to make sure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board would request such director not to participate or vote in any such discussion or decision.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board attached as Schedule “D” to this Information Circular states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. As part of the Company’s code of business conduct, the employees are required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company and be fair and impartial in all dealings with customers, suppliers and partners. A key person in the implementation of the Company’s code of business conduct is the Ombudsman, who reports directly to the Chief Legal Officer, and presents reports to the Corporate Governance and Nominating Committee. The office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company. It serves as an information and communication resource, upward feedback channel advisor and change agent. Reference is also made to the subsection entitled “Statement of Corporate Governance Practices – Code of Business Conduct” at page 20 of this Information Circular.

6.	Nomination of Directors

	(a)	Describe the process by which the board identifies new candidates for board nomination.	Reference is made to the subsections entitled “Statement of Corporate Governance Practices – Director Selection” at page 23 of this Information Circular.

	(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The charter of the Corporate Governance and Nominating Committee provides that such committee must be composed solely of “independent” directors.[1] As at March 6, 2007, all members of the Corporate Governance and Nominating Committee are “independent”.

1	The NYSE Standards state that a board should appoint a nominating committee composed entirely of independent directors and that such committee should have a written charter. The board has adopted a written mandate for the Corporate Governance and Nominating Committee pursuant to which such committee must be composed solely of independent directors.

Schedule “C”  53

Guidelines	Corporate Governance Practices at the Company
	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Reference is made to the subsection entitled “Statement of Corporate Governance Practices – Committees of the Board – Corporate Governance and Nominating Committee” at page 21 of this Information Circular. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

7.	Compensation

	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Corporate Governance and Nominating Committee annually reviews with the Board chair and makes recommendations to the Board on the adequacy and form of the compensation for non-executive directors to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director’s independence. Directors who are executives of the Company receive no additional compensation for their services as directors. See the section entitled “Nominees for Election to the Board -Board of Directors Compensation” of this Information Circular for additional information on compensation received by directors in 2006. The Human Resources and Compensation Committee reviews and recommends to the Board the executive management’s compensation.[2] Reference is made to the section entitled “Statement of Executive Compensation” at page 27 of this Information Circular.

	(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	As provided in its charter included in our Corporate Governance Manual, the Human Resources and Compensation Committee must be composed solely of independent directors.[3] As at March 6, 2007, all members of the Human Resources and Compensation Committee are “independent”.

	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Reference is made to the subsection entitled “Statement of Corporate Governance Practices – Committees of the Board – Human Resources and Compensation Committee” at page 21 of this Information Circular. The responsibilities, powers and operation of the Human Resources and Compensation Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

2	The NYSE Standards state that the CEO’s compensation should be determined by the corporation’s compensation committee or by all independent directors of the corporation. Our Corporate Governance Manual provides that the CEO’s compensation is determined by the Company’s independent directors only.
3	The NYSE Standards state that a board should appoint a compensation committee composed entirely of independent directors and that such committee should have a written charter. The board has adopted a written mandate for the Human Resources and Compensation Committee pursuant to which such committee must be composed solely of independent directors.

Schedule “C”  54

Guidelines	Corporate Governance Practices at the Company
	(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Reference is made to the subsection entitled “Statement of Executive Compensation – Report on Executive Compensation by the Human Resources and Compensation Committee - Executive Compensation Consultants” at page 36 of this Information Circular for disclosure in respect of Executive Compensation consultants.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Reference is made to the subsection entitled “Statement of Corporate Governance Practices – Committees of the Board” at page 21 of this Information Circular. For more information on the mandates of each of these committees, reference is made to their charter which is included as part of our Corporate Governance Manual.

9.	Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board has implemented and reviews, from time to time, a process to annually assess the performance of the Board, Board committees, Board and committee chairs and individual directors. This formal process, more fully described in our Corporate Governance Manual and on page 22 of this Information Circular, is under the supervision of the Corporate Governance and Nominating Committee and the Board chair, as stated in the charter of the Corporate Governance and Nominating Committee.

	The CSA Audit Committee Rules state that the audit committee must be composed of a minimum of three (3) members, who must be “independent” directors (as defined in those rules).	The charter of the Audit Committee states that all the members of the committee must be “independent” directors.[4] All members of the Audit Committee are “independent” directors. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.

4	The NYSE Standards and the applicable rules of the SEC require that in order to be considered independent, a member of the Audit Committee should not, other than in his or her capacity as a director or member of a board committee and in other limited circumstances, accept directly or indirectly any fee from the Company or any subsidiary of the Company nor be an affiliated person of the Company or any subsidiary of the Company. All members of the Audit Committee are independent pursuant to such definition.

Schedule “C”  55

Guidelines	Corporate Governance Practices at the Company
The CSA Audit Committee Rules state that each audit committee member must be financially literate.

As required in the charter of the Audit Committee, all members of the Audit Committee are “financially literate” and several members of the committee meet all the criteria to be designated as “audit committee financial expert” under the rules of the SEC.

In determining whether or not a director is “financially literate”, the Board considers if the director has “the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements”.

In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.

Reference is made to the subsection entitled “Statement of Corporate Governance Practices – Audit Committee Disclosure – Education and Relevant Experience of the Audit Committee Members” at page 25 of this Information Circular

The CSA Audit Committee Rules state that the audit committee must have a written charter that sets out its mandate and responsibilities.	The Charter of the Audit Committee is attached as Schedule “A” to our Annual Information Form and is also accessible on our website at www.cn.ca/cngovernance.

The CSA Audit Committee Rules state that the audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.	The mandate of the Audit Committee states that the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence.

The CSA Audit Committee Rules state that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.	The mandate of the Audit Committee provides that the committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including a disagreement, if any, with management and the resolution thereof).

Schedule “C”  56

Guidelines	Corporate Governance Practices at the Company
The CSA Audit Committee Rules state that the audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer’s external auditor.	Reference is made to the subsection entitled “Statement of Corporate Governance Practices – Audit Committee Disclosure – Auditors Fees” at page 26 of this Information Circular.

The CSA Audit Committee Rules state that the audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.	The mandate of the Audit Committee provides that the committee is responsible for reviewing the annual and quarterly financial statements of the Company and accompanying information, including the Company’s MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

The CSA Audit Committee Rules state that the audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.	The mandate of the Audit Committee states that the committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while insuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca/cn.governance for more details on these procedures.

The CSA Audit Committee Rules state that the audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.	The mandate of the Audit Committee provides that the committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors.

The CSA Audit Committee Rules state that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.	The mandate of the Audit Committee states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board chair. The committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant its charter, the Audit Committee also has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without management, twice a year, and more frequently as required.

Schedule “C”  57

SCHEDULE “D” - MANDATE OF THE BOARD

The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act (the “CBCA”) and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time.

Meetings of the Board are held at least nine times a year and as necessary.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

A.	Approving CN’s strategy

adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management.

B.	Assessing and overseeing the succession planning of executive management choosing the President and Chief Executive Officer (the “President and CEO”), appointing executive management and monitoring President and CEO and executive management performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually President and CEO and executive management compensation;

ensuring that an appropriate portion of President and CEO and executive management compensation is tied to both the short and longer-term performance of CN;

taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence.

C.	Monitoring Corporate Governance issues

monitoring the size and composition of the Board to favour effective decision-making;

taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN;

monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback;

taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver;

ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration;

approving the list of Board nominees for election by shareholders and filling Board vacancies;

adopting and reviewing orientation and continuing education programs for directors;

Schedule “D”  58

overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group.

D.	Monitoring financial matters and internal controls

monitoring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

(i) the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure;

(ii) the review of the Audit Committee on external auditors’ independence and qualifications;

(iii) the performance of CN’s internal audit function and of CN’s external auditors; and

(iv) CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security);

ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business;

adopting communications and disclosure policies and monitoring CN’s investor relations programs.

E.	Monitoring Pension Fund matters

monitoring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”);

approving the annual budget of the Investment Division of CN’s Pension Trust Funds.

F.	Monitoring environmental, safety and security matters

monitoring and reviewing, as appropriate, CN’s environmental, safety and security policies and practices.

The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not Independent, an executive session including only Independent directors is held regularly.

Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request.

The Board annually reviews the adequacy of its mandate.

Schedule “D”  59

Item 3

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

-.-
Fold

Form of Proxy - Annual Meeting to be held on Tuesday, April 24, 2007

Notes to Proxy

1.	Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular.

5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.	The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted "FOR" items 1, 2 and 3 and in favour of management’s proposals generally, and “AGAINST” items 4 and 5.

-.-
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Proxies submitted must be received by 5:00 pm (Montreal Time), on April 23, 2007.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Go to the following web site: www.computershare.com/proxy	•	You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
 Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

+	+

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder		Print the name of the person you are appointing if this person is someone other than the Chairman of the Board or the President and Chief Executive Officer of the Company.
I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: David G.A. McLean, or failing him, E. Hunter Harrison	OR

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held at the Delta Beausejour Hotel, Ballroom A, Convention Floor, 750 Main Street, Moncton, New Brunswick, on Tuesday, April 24, 2007, at 10:00 am (Atlantic Time), and at any adjournment thereof.

The Board of Directors and management recommend that shareholders VOTE FOR items 1, 2 and 3 below:

1. Election of Directors

		For	Withhold			For	Withhold			For	Withhold
01.	Michael R. Armellino			06.	James K. Gray			11.	Denis Losier			-.-
02.	A. Charles Baillie			07.	E. Hunter Harrison			12.	The Hon. Edward C. Lumley			Fold
03.	Hugh J. Bolton			08.	Edith E. Holiday			13.	David G.A. McLean
04.	J.V. Raymond Cyr			09.	V. Maureen Kempston Darkes			14.	Robert Pace
05.	Ambassador Gordon D. Giffin			10.	Robert H. Lee

2. Appointment of Auditors										For	Withhold
Appointment of KPMG LLP as Auditors

										For	Withhold
3. Resolution approving amendments to Management Long-Term Incentive Plan

Shareholder Proposals
The Board of Directors and management recommend that shareholders VOTE AGAINST items 4 and 5 below: The two Shareholder Proposals are set out in Schedule “B” to the accompanying Management Information Circular.										For	Withhold
4. Shareholder Proposal No. 1												-.-
												Fold
5. Shareholder Proposal No. 2

	Signature(s)	Date
Authorized Signature(s) - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Quarterly reports	Annual report
To reduce costs and help protect the environment, we will not send CN's quarterly reports, unless you tell us that you want to receive them by checking the box below. You will be required to complete this request on an annual basis.	By law, we must send you our annual financial statements and related management's discussion and analysis (MD&A), unless you tell us that you do not want to receive them by checking the box below.

Please send me CN's quarterly reports	Please do not send me CN's annual financial statements and MD&A
If you do not check the box above or do not return this form, we will assume that you do not want to receive CN's quarterly reports.	If you do not check the box above or do not return this form, we will assume that you want to receive CN's annual financial statements and MD&A.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

A R 2	CNRQ	+

Item 4

2006 Annual Report

Proving it.

2006 Annual Report

          Nothing proves an idea like results.

          CN has developed a unique model for railroading, characterized by balance, precision and discipline. The improvements in the numbers we’ve posted over the past decade have been exceptional, but we know nothing stays the same. It's the nature of business. You have to prove it every day.

          That’s what we’re doing. We’re proving CN’s model and resolve by continuing to deliver industry-leading reliability.

          By continuing to drive change.

          And by continuing to define new horizons for profitable growth.

Certain information included in this Annual Report may be forward-looking statements within the meaning of United States and Canadian securities laws. Implicit in these statements is the assumption that while the Company expects a moderate slowdown in the North American economy in the near term, its business prospects assume positive economic conditions in North America and globally. This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Such factors include the specific risks set forth in Management’s Discussion and Analysis contained in this Annual Report as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

	Contents

2	Financial and operational highlights	29	Financial Section (U.S. GAAP)	Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP).

4	A message from E. Hunter Harrison	85	Non-GAAP Measures – unaudited

10	Delivering reliability	86	Corporate Governance

14	Driving change	87	2006 President’s Awards for Excellence

18	Defining new growth horizons	88	Board of Directors

22	CN at a glance	90	Chairman of the Board and Executive
			Officers of the Company
24	A message from the Chairman
		91	Shareholder and investor information
25	Pulling together for communities

28	Glossary of terms

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Financial and operational highlights

Financial summary

$ in millions, except per share data, or unless otherwise indicated	2006	(1)	2005	2004	(2)

Financial results

Revenues	$7,716		$7,240	$6,548

Operating income	3,030		2,624	2,168

Net income	2,087		1,556	1,258

Diluted earnings per share (3)	3.91		2.77	2.17

Dividend per share (3)	0.65		0.50	0.39

Net capital expenditures	1,298		1,180	1,072

Financial position

Total assets	24,004		22,188	22,365

Long-term debt, including current portion	5,604		5,085	5,164

Shareholders’ equity	9,824		9,249	9,284

Financial ratios (%)

Operating ratio	60.7		63.8	66.9

Debt-to-total capitalization	36.3		35.5	35.7

(1)	The Company’s financial results include an item affecting the comparability of the results of operations as discussed on pages 32-33 of this report.
(2)	Includes the former Great Lakes Transportation LLC’s railroads and related holdings (GLT) and the former BC Rail (BC Rail) from May 10, 2004 and July 14, 2004, respectively.
(3)	Reflects the two-for-one stock split effective February 28, 2006.

Employees (average for the year)

Adjusted diluted earnings per share (dollars) (2)(3)

Operating ratio (percentage)

(1)	Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.
(2)	2006 adjusted to exclude an item affecting the comparability of the results of operations. See discussion and reconciliation of this non-GAAP adjusted performance measure on page 85 of this report.
(3)	Reflects the two-for-one stock split effective February 28, 2006.

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2004 data includes GLT and BC Rail from May 10 and July 14, respectively.

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We’re going to stay focused on the basics, work on continuing to drive change that benefits all stakeholders and expand new horizons for profitable growth.	E. Hunter Harrison, CN President and Chief Executive Officer, talking with “Hunter Camp” participants, December 2006.

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A message from E. Hunter Harrison

Dear fellow shareholders There’s one thing we’ve been driven to do at CN for as long as I’ve been here. In fact, it’s something we’ve always been driven to do. It’s something we’ve heard from outsiders and within our walls, time and time again, starting with CN’s historic IPO:

     Prove it.

     That’s the imperative of the innovator. When you have a bold idea, a better way to do something, a new vision or strategy, that’s only the beginning. You have to execute. You have to prove it.

     Over the past 10-plus years, we’ve proven that we’re capable of seeing things differently, of going beyond the conventions of railroading to deliver breakthrough results. It’s a powerful track record that I’m very proud of.

     But this is a world of “what have you done for me lately?” Shareholders are that way. Customers are that way. Ask any CN employee – I’m that way, too. It’s a healthy attitude that drives progress. You can never prove anything once and for all. You have to go out there and prove it all over again, every day.

     We can keep improving. We can keep growing. We’re going to prove it.

Proof in 2006 financial and operating performance We had another outstanding year in 2006. We grew revenue ton miles by 3 per cent year-over-year. Total revenues were $7,716 million, up 7 per cent over $7,240 million in 2005. We achieved diluted earnings per share growth as well in 2006, reaching $3.40 on an adjusted basis, a 23 per cent improvement over the $2.77 per share we reported in 2005.

     Our operating ratio performance for the year continued to prove our model, falling to 60.7 per cent. This was yet another new record and a 3.1-point improvement over the 63.8 per cent we achieved in 2005.

     Free cash flow was again a highlight of CN’s financial performance. We generated $1,343 million in 2006, slightly above our record 2005 free cash flow results, which continues to put us in a strong position to build our business for the long term. We also put our cash to work to provide more immediate return for our shareholders. In July 2006, the CN Board authorized the purchase for cancellation of up to 28 million shares of CN stock by July 2007. More recently, in January 2007, the Board also approved CN’s 11th consecutive dividend increase.

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     We delivered excellent results for our shareholders and our customers with solid operating performance in 2006. On-time performance in our carload business, which we measure against a very tight compliance window, reached close to 90 per cent across the network in spite of harsh weather conditions in western Canada late in the year. Average car velocity (the number of miles travelled per day from origin to destination) improved by approximately 10 per cent compared with 2005. This is part of our ongoing and concerted effort to increase the fluidity of our network.

     Perhaps the most important measure of performance, one that affects our customers, our employees and the communities in which we operate, is safety. Even though CN has over the years consistently been one of the industry’s safest carriers, 2005 was a tough year for us. We spent 2006 continuing to work with regulatory authorities, making process improvements and investments in equipment and technology to help further ensure the safe operation of the railroad.

     We were encouraged by the decrease in main-track derailments in 2006, but safety is one area of performance where we can never be satisfied. Every accident or injury is one too many. We’ll continue to strive for excellence and improvement in this critical area of our business.

Investing in safety, operational excellence and growth In 2006, we spent more than $1.5 billion – representing 20 per cent of our revenues – on capital programs designed to maintain the safety and integrity of our rail infrastructure, improve the fluidity of our network and support growth initiatives.

     We spent approximately $1 billion for the replacement of rail, ties, ballast and other track material, for bridge and signalling system upgrades, and for network productivity and strategic projects, including siding extensions in western Canada, investments in our Prince Rupert corridor and improvements in CN’s Johnston Yard in Memphis, Tennessee. We spent approximately $350 million for new equipment and the rejuvenation of our locomotive and railcar fleets, and approximately $200 million on facilities, information technology and other projects to support efficiency improvements and growth initiatives.

     In November 2006, we renewed our commitment to running a safe, efficient and productive railroad with the announcement of our intention to increase 2007 capital spending to $1.6 billion. The allocations will be similar

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We see a number of promising
opportunities to leverage the CN
precision operating model.

to our 2006 capital budget – significant investments to maintain a safe railway, improve the efficiency and fluidity of our network, and support key growth initiatives in Canada and the United States.

     Development of the port facility at Prince Rupert continued as planned in 2006, with terminal and rail-related construction on schedule for a fall 2007 opening. This is an exciting opportunity, and we’re investing across our network to take full advantage, not just of anticipated Asian container traffic bound for destinations in North America, but also of backhaul opportunities across a wide range of containerizable commodities. Prince Rupert will be a strong addition to CN’s gateway strategy, joining Vancouver on the West Coast, Halifax on the East Coast and New Orleans and Mobile, Alabama, on the Gulf, positioning us to benefit from growing global trade.

Where from here Ten years ago, CN set out with a goal that many thought grandiose: to become North America’s best railroad. Today, many people would agree that we’ve achieved that goal: service reliability that consistently ranks in the top of independent surveys; an operating ratio that leads the industry by a wide margin; a strong culture of innovation developed over the years, from our precision railroading model to our unique hourly labour agreements; solid, consistent, profitable performance through a number of ups and downs in the economy.

     We’ve proven a lot, no question. But, as I say every year, there’s much more to prove. We can continue to get better at leveraging our business model to improve customer service, safety performance and shareholder value. But that’s a given. That’s always the goal.

     Now we’re setting our sights on new directions for CN. Something we can strive for over the next decade. North America’s best railroad, why stop there? Why not strive to become one of the world’s best transportation companies?

     We’re a company that differentiates itself from others by continuously defining new horizons for profitable growth. A good example is CN WorldWide, our international freight forwarding service subsidiary, launched in Europe two years ago to leverage CN’s extensive North American route knowledge for trans-Atlantic shippers. In October 2006, CN WorldWide started operations in China with offices in Shanghai, Beijing and Shenzhen. While it’s still early in the development process, CN WorldWide has begun to prove that it can deliver an excellent product by applying the CN precision approach beyond rail.

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     In 2007, we’ll continue to gradually ramp up our efforts to offer more integrated transportation services within North America, extending CN precision and reliability across the logistics chain to include warehousing and distribution, ground transportation and other services. Why not? We already have much of the know-how, and we can integrate these services under CN management. This is a promising opportunity to help our customers realize the benefit of improved speed and door-to-door reliability for their shipments across North America.

     Defining new growth horizons, striving to become the best transportation company in the world. A new vision? I don’t know if I’d call it that yet. Call it a dream. But I see no reason why we can’t do it, without losing any of our passion for efficient railroading. We still have some ways to go to chart the detailed roadmap. But from there on in, we’ll do what we do best.

     We’re going to prove it to the world.

Sincerely,

E. Hunter Harrison
President and Chief Executive Officer

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What we’re doing to prove it.

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What’s behind CN’s industry leadership and consistent performance? Our balanced franchise – a diverse mix of commodities, carried on a highly efficient rail network spanning North America’s three coasts. That, along with the unique CN operating model, characterized by a precise, scheduled approach to railroading, and the people who make it work, every day, day in and day out.

     CN people question everything they do, which drives innovation. We are never satisfied with our performance, which drives improvement. And we never lose sight of the fundamentals, which keeps us on course as we innovate and improve. As we continue to evolve, as the world around us constantly changes, CN’s focus on the basics, captured in five guiding principles, will never change.

The fundamentals got us here

Five principles guide CN: deliver great customer service, tightly manage costs, maximize the use of the company’s assets, do it safely, and keep on developing and rewarding people.

     Everything begins with the customer. The essence of service is doing what you say you’ll do. We’re in business to help our customers compete. We’re also in business to deliver a return for our shareholders. We make commitments to our customers only when we can do both. Once we make those commitments, we do what it takes to meet them. That’s what service is all about. Reliability.

     Managing costs and maximizing the productivity of our assets are possible only with finely tuned processes that are continuously being refined. Always looking for ways to work more efficiently; doing things right the first time. That builds reliability and efficiency simultaneously.

     Safety is critical. We work to deliver great service, manage costs and maximize the use of our assets without anyone getting hurt and without damaging the environment. A safe operation is indeed the most important kind of reliability.

Do what you say you’ll do. That’s the first thing.

CN people are the key. Never satisfied, always looking to improve. Innovative thinkers. Passionate about service excellence. In a highly complex business, our focus is simple: delivering the highest-quality transportation services available in the marketplace.

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     At the end of the day, the first four fundamentals can’t take shape without the right people. CN people like to be challenged and have a passion to excel. And they continue to prove it every day. Many are railroading veterans, but for those from other backgrounds, we turn them into railroaders. That’s the idea behind our unique “Hunter Camp” and “Railroad MBA” programs. At CN, we’re all railroaders, striving for quality performance and reliability.

The fundamentals will take us forward

Better service, tight cost and asset management, safe operations conducted by solid people, that’s what will move us forward. We can improve the reliability of our rail service and work to grow the business across all commodity groups, including markets that have been favouring trucks because of reliability concerns with the rail industry.

     We can also start extending the reliability of our rail service further out the logistics chain. There’s potential to improve reliability across the chain if we reduce the number of interfaces between service providers and drive our business model from door to door. Defining new growth horizons to leverage our franchise. That’s how we plan to add to our success going forward.

Safety is a critical fundamental and a top priority at CN. Each year we invest a significant percentage of revenues in equipment and infrastructure, and we’re always refining our processes and procedures, to improve our safety performance. Here again, people are key. Safety is a responsibility and commitment that each of us shares.	Reliability is the linchpin of CN success. We are proud of our accomplishments, but there’s plenty of room to improve. A key area of focus is smooth yard operation, and we’re working on new technology like CN’s SmartYard to drive continuous improvement across the network.

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Precision railroading changed everything. While it wasn’t easy for us or our customers to implement, the service plan opened up a whole new world. It brought unprecedented asset productivity, reliability and competitiveness to rail. That has given shippers more choice than ever.	Launched a few years ago, Intermodal Excellence (IMX) was an entirely new approach to operating our most complex business, applying the discipline of precision railroading to reduce transit times and improve reliability. It required a different mindset to implement – at CN and, more important, among CN customers – but today IMX has definitively improved the speed and the reliability of CN’s intermodal service.

We’ve always believed that change – not just reacting to it, but embracing and driving it – is the key to our continued success. Never being satisfied, not accepting the status quo, always looking for a better way to do things, and once we find a better way, having the courage to make it happen.

Change is never easy

It’s always much easier to continue doing things the way they’ve always been done. Change is highly disruptive. It takes extra effort to implement. Change in one process affects other processes. People have to learn new procedures, do things they never had to do before, which in the short term adds time in an environment where there is little extra time. This is true within CN; it’s equally true with our customers.

Positive change benefits all

We believe that people never discover what they’re really capable of until they’re forced out of their comfort zone. That’s why we’ve always been aggressive in implementing change, both within our organization and with customers. We’ve excelled at making change happen in record time. Where we have fallen short is in helping our customers understand the reasons for change and providing them with adequate lead time to assimilate it.

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“In times of rapid change,
         experience could be your worst enemy.”

–J. Paul Getty

We believe we’ve only scratched the surface of the potential of the CN operating model. We’re going to keep working with customers to implement change that improves performance and benefits all.
We’re going to continue to change for the better.

     Intermodal Excellence, IMX, our intermodal service offering, is a good example. When we first introduced the product, it was difficult for customers. It meant they had to change how they managed things on their end, and in hindsight we didn’t do enough to communicate and help them adjust. As a result, we faced a great deal of resistance. Today, our customers are starting to understand what we’re trying to achieve. Transit times are faster and more consistent. The process is smoother, with less waste.

     In the future, we’re committed to working more closely with our customers when we implement change that benefits all.

We’re going to keep driving change

Change is embedded in our culture. We’re going to keep changing to improve the value of what we deliver to customers. We’re going to keep changing to improve our cost structure and asset utilization.

     We’re going to keep finding new ways to improve safety performance. We’re going to keep encouraging our people to embrace and drive change in every aspect of our business.

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Leveraging a great rail franchise

Our network is well positioned to take advantage of increasing global demand for resources. This is particularly true for northern Alberta’s oil sands, a huge opportunity that the oil and gas industry is expected to spend billions of dollars over the next 10–15 years to develop. Our network, enhanced by the recent acquisition of MacKenzie Northern Railway and the Savage Alberta Railway, Inc. and by new transload centres in Edmonton, uniquely positions CN to be a highly efficient, single-line provider for the oil sands.

     Our franchise also gives us the ability to seize other opportunities in the merchandise business. With reliable and efficient service, we offer a superior transportation product to a range of shippers who have traditionally turned to trucking. Shippers can also take advantage of rail’s greater fuel efficiency, especially as we continue to rejuvenate our locomotive fleet with state-of-the-art power units. Railroads have been dreaming of getting their hands back on traffic lost to trucking over the years. At CN we think the dream can come true with the right operating model and a clear focus on service quality.

Opening gateways to serve North America

Continued globalization is generating significant change in the patterns of world production and trade. Prince Rupert represents a strategic CN opportunity in such an economy. A new port on the West Coast exclusively served by CN rail lines. A state-of-the-art container terminal, connected to major Canadian and U.S. markets by fast and highly reliable intermodal service. Growing volumes of Asian goods coming to North America, and significant export opportunities for the backhaul of goods to Asia. We’ve been investing in key points of our network to tap Prince Rupert’s potential: extended sidings and double-stack clearances in British Columbia; a new intermodal terminal in Memphis, a critical hub for the eastern and southern United States. The Prince

We’re taking advantage of our strengths to develop new opportunities.
The expansion of global trade represents an excellent opportunity for CN’s unique franchise – a precision operating model, a balanced mix of commodities and a highly efficient network that connects three North American coasts.

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Rupert terminal is scheduled to come on line in the fall of 2007.

     Prince Rupert will be an important building block in CN’s gateway strategy. It complements our access to Vancouver, Halifax, New Orleans and Mobile, Alabama. Given volume prospects on all global trade routes, we can set our sights on new traffic in and out of the North American market via all CN gateways. In each case, the ingredients for success are the same: fast, reliable rail service, reaching into key consumer markets and production centres, to and from uncongested ports and terminal facilities. That is precisely what CN has to offer with a unique three-coast network.

Broadening our scope, extending the model

Our passion for railroading and our model to run the business can be pushed to other parts of the supply chain as we gradually expand our efforts to offer more integrated transportation services in North America. This includes warehousing and distribution, ground transport, transportation management and customs brokerage, all areas where CN can add value by streamlining the supply chain.

     CN WorldWide, our international freight forwarding subsidiary, is all about offering such seamless, single-source transportation services for trans-Pacific and trans-Atlantic shippers. Through CN WorldWide, we manage rail, trucking, ocean vessels, port handling, warehousing and customs, with one point of contact, one rate and one bill of lading. With full control of rail, one of the most complex links in the chain, we can make a difference and deliver significant improvements in speed, reliability and shipment visibility. With a global scope and integrated offering, CN WorldWide is a good example of what lies on CN’s growth horizon for the future.

Launched two years ago, CN WorldWide, CN’s global freight forwarding business, is starting to prove itself among an increasing number of international shippers. CN WorldWide offers seamless, door-to-door service across the Atlantic and Pacific – including rail, trucking and vessels; port handling, warehousing, customs and billing – with one point of contact.	CN now is extending its operating model across the North American supply chain with more integrated transportation services that include warehousing and distribution, trucking, transportation management and more.

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	Petroleum and chemicals	Metals and minerals	Forest products

CN at a glance

With a highly efficient
network that
connects major ports
on three coasts to
important North
American markets,
CN is well positioned
in an increasingly
global marketplace.

----------------------------------------------------------------------
Statistical summary                               2006    2005    2004
----------------------------------------------------------------------
Route miles (includes Canada and the U.S.)      20,264  19,221  19,304
----------------------------------------------------------------------
Carloads (thousands)                             4,824   4,841   4,578
----------------------------------------------------------------------
Gross ton miles (millions)                     352,972 342,894 332,807
----------------------------------------------------------------------
Revenue ton miles (millions)                   185,610 179,701 174,240
----------------------------------------------------------------------
Employees (average for the year)                21,685  22,246  22,470
----------------------------------------------------------------------
Diesel fuel consumed (U.S. gallons in millions)    401     403     391
----------------------------------------------------------------------
Average fuel price per U.S. gallon (dollars)(2)   2.13    1.72    1.30
----------------------------------------------------------------------
(1) Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.
(2) Includes the impact of the Company's fuel hedging program.

Certain statistical data are based on estimated data available at such time and are subject to change as more complete information becomes available.
We believe the balance of our commodity mix positions us well to face economic fluctuations and enhances our potential to grow revenues.
	Petroleum and chemicals comprises a wide range of commodities including chemicals, sulfur, plastics, petroleum and natural gas products. Most of CN’s petroleum and chemicals shipments originate in Alberta, eastern Canada and the Gulf of Mexico, and are destined for customers in Canada, the United States and overseas.	CN’s metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The company’s unique rail access to major mines, ports and smelters throughout North America has made the company a leader in the transportation of copper, lead, zinc concentrates, iron ore, refined metals and aluminum.	CN is one of the largest carriers of forest products in North America. This commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. In Canada, CN enjoys superior access to the major fibre-producing regions. In the United States, CN is strategically located to serve both the midwestern and southern U.S. corridors with interline capabilities to other Class I railroads.

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Coal	Grain and fertilizers	Intermodal	Automotive

----------------------------------------------------------------------------------
2006 data                       Freight         Revenue ton     Freight revenue
                               revenues         miles (RTM)(1)          per RTM(1)
                              (millions)         (millions)              (cents)
----------------------------------------------------------------------------------
Petroleum and chemicals          $1,173             31,868                 3.68
----------------------------------------------------------------------------------
Metals and minerals                 885             17,467                 5.07
----------------------------------------------------------------------------------
Forest products                   1,745             42,488                 4.11
----------------------------------------------------------------------------------
Coal                                375             13,727                 2.73
----------------------------------------------------------------------------------
Grain and fertilizers             1,259             44,096                 2.86
----------------------------------------------------------------------------------
Intermodal                        1,420             32,922                 4.31
----------------------------------------------------------------------------------
Automotive                          514              3,042                16.90
----------------------------------------------------------------------------------
(1) Such statistical data and related productivity measure are based on estimated data available at such time and are subject to change as more complete information becomes available.

CN moves both Canadian and U.S. thermal coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada. U.S. thermal coal is transported from mines in southern Illinois or from western U.S. mines via interchange with other railroads to utilities in the Midwest and southeastern United States. CN also moves metallurgical coal to export markets via the Canadian West Coast ports of Vancouver and Prince Rupert.

	CN’s grain and fertilizers business transports commodities from western Canada and the U.S. Midwest. The majority of western Canadian grain carried by CN is for export. In the United States, CN handles grain grown in Illinois and Iowa for export, as well as for domestic processing facilities and feed markets. CN also serves producers of potash, urea and other fertilizers.	CN’s innovative IMX intermodal service handles two segments. The first segment, domestic, is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels within domestic Canada, domestic United States, Mexico and transborder. The second, the international segment, handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans.	CN is a leading carrier of automotive products originating in southwestern Ontario, Michigan and Mississippi. This commodity group moves both finished vehicles and parts within the United States, Canada and Mexico. CN also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.

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A message from the Chairman

Dear fellow shareholders 2006 was another extraordinarily successful year for CN. The management team and CN employees continue to prove the strength of the franchise and business model with industry-leading performance.

     One of the hallmarks of the CN corporate culture is never being satisfied. This has been true of CN since its first year as a public company in 1995; it’s just as true today. This attitude drives a philosophy of continuous improvement.

     We have been refining and deepening our corporate governance policies and procedures on an ongoing basis for a long time. Our efforts have gained recognition from a number of prestigious organizations, most recently including a number-two position in the 2006 ranking of Canada’s best boards from Canadian Business magazine and the highest rating, AAA+, from the Rotman School of Management (Clarkson Centre) – Board Shareholder Confidence Index in 2006.

     Such recognition, while encouraging, is not the goal. Our mandate is to continuously improve our performance as responsible stewards of our shareholders’ best interests – to be independent, engaged, proactive, transparent, well aligned and well informed; to seek always and on an ongoing basis to strengthen those attributes. This is what we have done, and this is what we are continuing to do, most recently with enhanced compensation disclosure, increased share ownership requirements for directors and guidelines on the number of other boards on which CN directors may serve.

     In late 2006, the Board was delighted to announce a one-year extension of Hunter Harrison’s contract through December 31, 2009. Hunter is a unique leader, a central figure in CN’s becoming one of North America’s most innovative and best-performing railroads. We were also pleased to welcome Robert H. Lee to our Board, who brings a broad business background that includes extensive experience in Asia that I know will serve CN well.

     One of our most distinguished directors, Purdy Crawford, reached mandatory retirement age and will step down from the Board effective with the CN Annual Meeting in 2007. Mr. Crawford has been an invaluable member of our Board since 1995; he has served as chair of the Human Resources and Compensation Committee, and as a member of a number of important committees, during his tenure. His wisdom and talent will be greatly missed. To recognize his extraordinary contributions, the Board created the Director Emeritus designation, an honourary title that will be awarded to him and one other valued CN director who retired a few years ago: Cedric Ritchie.

     As chairman of the CN Board of Directors, I have never been more confident in the quality of our Board, the strength of our management team and the direction of the company. I believe the future of CN is bright indeed.

Sincerely,

David McLean, O.B.C., LL.D.
Chairman of the Board

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Pulling together for communities.

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The spirit of CN: committed to building safer, stronger communities.

When E. Hunter Harrison presented CN’s U.S. $1 million cheque to Le Bonheur Children’s Medical Center in Memphis, Tennessee, to fund its new facility last April, he aptly demonstrated the spirit of caring that animates CN’s people. An important part of this donation went towards the creation of a Safety Street program for elementary school students throughout western Tennessee. This gift to Le Bonheur is just one example of many initiatives designed to promote the safety, health and overall betterment of the people who live, work and play in the communities we serve across Canada and the United States.

     As an Imagine Caring Company, CN is committed to contributing about 1 per cent of our pre-tax profit to non-profit organizations.

Community investment program

Our community investment program, Pulling Together, symbolizes CN’s commitment to help build safer, stronger communities. While community safety is the primary focus of our program, we also support projects that further educational opportunities, conservation and awareness of our heritage. We focus particularly on initiatives that align with our business. In 2006, we created the CN Rail Studies Fund at the University of Wisconsin-Superior and established a new lecturer position in railway engineering at the University of Illinois at Urbana-Champaign.

All Aboard for Safety

Our ongoing All Aboard for Safety community education program encompasses a wide range of initiatives, including safety presentations to more than 300,000 children and adults, mock train-car collisions, a website for kids and our safety train, Little Obie.

     Part of the strength of our All Aboard for Safety program is the collaborative relationship we share with law enforcement agencies, firefighters, emergency medical service providers and our community safety partners, which include Operation Lifesaver, Safe Kids Worldwide, Safe Kids Canada, SMARTRISK and Safe Communities Canada. We all share a common goal: to help prevent injuries and save lives. With Safe Kids Canada, we launched Safe Crossing Week, October 23–29, 2006. During the week, teachers in almost 300 elementary schools and CN Police officers talked to about 50,000 children about the importance of crossing tracks safely. In 2007, we plan to extend Safe Crossing Week into schools and cities in the United States.

     To promote incident-free transportation of regulated products, we grant Safe Handling awards to customers who meet the strict standards for handling and shipping

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CN employees pull a locomotive to raise funds for Special Olympics

CN
CN Canadian Women's Open
Date: August 13, 2006
PAY. Children's Hospital of Western Ontario $250,000.00

E. Hunter Harrison presents a cheque to Debbie Comuzzi, president and CEO, Children's Health Foundation, London, Ontario

Passion at CN Future Links

these goods. Close to 100 customers earned awards in 2006, the program’s 15th year.

     Our commitment to spreading the safety message also extends beyond our rail lines. In 2006, we donated $500,000 to establish the Agricultural Injury Control Program at the University of Saskatchewan’s Centre for Health and Safety in Agriculture. Aimed at preventing agriculture-related injuries and deaths, the program involves research as well as educating farm families and agricultural workers about air, food and water contamination and unsafe working conditions.

Promoting safer, stronger communities through sports

CN knows there’s a clear link between sports, safe and healthy living, and a strong community spirit. In 2006, we became the title sponsor of one of the top LPGA tournaments, the CN Canadian Women’s Open, held in London, Ontario. CN is proud that the Open gave us the opportunity to link this world-class event to something important to the community: Children’s Hospital of Western Ontario. CN’s $250,000 donation was supplemented by $100,000 from the tournament’s net proceeds and $63,000 raised in the community through the CN Miracle Match challenge to produce a total of $413,000 for the hospital. Little Obie was on hand throughout the tournament, bringing the safety message and plenty of excitement to the young patients and their parents who came to the event from the hospital. We look forward to the 2007 CN Canadian Women’s Open in Edmonton, Alberta, and another opportunity to benefit a community.

     At CN, we have learned that being passionate about what you do can take you a long way. That’s why we became a sponsor of the Canada-wide CN Future Links junior golf program. It’s a program that is much more than teaching kids how to play golf. It’s also about helping them discover a passion. In the process, the young golfers wear the All Aboard for Safety logo on their t-shirts and absorb the rail safety message that is part of so many of our community initiatives.

     It’s all in the spirit of caring – pulling together for our communities.

Canadian National Railway Company	27

Glossary of terms

Average length of haul – The average distance in miles one ton is carried. Computed by dividing total ton miles by tons of freight.

Carload – A one-car shipment of freight from one consignor to one consignee.

Car velocity – Car velocity is an average speed calculation, expressed in miles per day, of the car movements from time of release at one location to arrival at the destination.

Class I railroad – As determined by the Surface Transportation Board, a freight railroad with annual operating revenues that exceed a threshold indexed to a base of $250 million in 1991 U.S. dollars. The threshold in 2005 was $319.3 million.

Gross ton miles – The number of tons behind the locomotives (cars and contents) including company service equipment multiplied by the miles of road moved from originating to destination stations on a designated railroad.

Intermodal service – In railroad transportation, the movement of trailers or containers on railroad freight cars.

Linehaul – The movement of trains between terminals and stations on the main or branch lines of the road, exclusive of switching movements.

Main track – A track extending through and between stations upon which trains are operated.

Operating ratio – The ratio of operating expenses to operating revenues.

Revenue ton mile – The movement of a ton of freight over one mile for revenue.

Right-of-way – A strip of land of various widths upon which a rail track is built.

Rolling stock – Transportation equipment on wheels, especially locomotives and freight cars.

Route miles – The miles of right-of-way owned or leased and operated by the designated railroad. Route miles exclude mainline trackage operated under trackage rights. In multiple track territories only one mainline track counts as route miles.

Siding – A track auxiliary to the main track for meeting or passing trains, or in the case of industrial siding, a track serving various industrial customers.

Trip plan – A trip plan is a detailed chain of train handling events describing how a car(s) can be handled from the shipper’s door to the consignee’s door. Trip plans are expressed in hours and are tailored to a specific customer location, day of week and time of release.

Unit train – A train with a fixed, coupled consist of cars operated continuously in shuttle service under load from origin and delivered intact at destination and returning usually for reloading at the same origin.

Waybill – The document covering a shipment and showing the forwarding and receiving stations, the name of consignor and consignee, the car initials and number, the routing, the description and weight of the commodity, instructions for special services, the rate, total charges, advances and the waybill reference for previous services, and the amount prepaid.

Yard – A system of tracks within defined limits, designed for switching services.

Yard dwell – Yard dwell is the average duration, expressed in hours, that cars spend in a specific operating terminal.

Canadian National Railway Company	28

Financial Section (U.S. GAAP)

Contents

Canadian National Railway Company

30	Selected Railroad Statistics
31	Management’s Discussion and Analysis
58	Management’s Report on Internal Control over Financial Reporting
58	Report of Independent Registered Public Accounting Firm
59	Report of Independent Registered Public Accounting Firm
60	Consolidated Statement of Income
61	Consolidated Statement of Comprehensive Income
62	Consolidated Balance Sheet
63	Consolidated Statement of Changes in Shareholders’ Equity
64	Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

65	1	Summary of significant accounting policies
67	2	Accounting changes
68	3	Acquisitions
68	4	Accounts receivable
69	5	Properties
69	6	Intangible and other assets
69	7	Credit facility
69	8	Accounts payable and accrued charges
70	9	Other liabilities and deferred credits
71	10	Long-term debt
72	11	Capital stock
73	12	Stock plans
76	13	Pensions
78	14	Other income (loss)
78	15	Income taxes
79	16	Segmented information
80	17	Earnings per share
80	18	Major commitments and contingencies
83	19	Financial instruments
84	20	Accumulated other comprehensive loss
84	21	Comparative figures

U.S. GAAP	Canadian National Railway Company	29

Selected Railroad Statistics

Year ended December 31,	2006	2005	2004	(1)

Statistical operating data
Freight revenues ($ millions)	7,371	6,905	6,252
Gross ton miles (GTM) (millions)	352,972	342,894	332,807
Revenue ton miles (RTM) (millions)	185,610	179,701	174,240
Carloads (thousands)	4,824	4,841	4,578
Route miles (includes Canada and the U.S.)	20,264	19,221	19,304
Employees (end of year)	21,811	21,540	22,679
Employees (average for the year)	21,685	22,246	22,470

Productivity
Operating ratio (%)	60.7	63.8	66.9
Freight revenue per RTM (cents)	3.97	3.84	3.59
Freight revenue per carload ($)	1,528	1,426	1,366
Operating expenses per GTM (cents)	1.33	1.35	1.32
Labor and fringe benefits expense per GTM (cents)	0.51	0.54	0.55
GTMs per average number of employees (thousands)	16,277	15,414	14,811
Diesel fuel consumed (U.S. gallons in millions)	401	403	391
Average fuel price ($/U.S. gallon )(2)	2.13	1.72	1.30
GTMs per U.S. gallon of fuel consumed	880	851	851

Safety indicators
Injury frequency rate per 200,000 person hours (3)	2.1	2.4	2.6
Accident rate per million train miles (3)	2.2	1.8	1.6

(1)	Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.
(2)	Includes the impact of the Company’s fuel hedging program.
(3)	Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data at such time and are subject to change as more complete information becomes available.

U.S. GAAP	Canadian National Railway Company	30

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2006 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,300 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, in addition to co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

      CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity positions the Company well to face economic fluctuations and enhances its potential for growth opportunities. In 2006, no individual commodity group accounted for more than 23% of revenues. From a geographic standpoint, 22% of revenues came from United States (U.S.) domestic traffic, 32% from transborder traffic, 23% from Canadian domestic traffic and 23% from overseas traffic. The Company originates approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements within their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

      See Note 16 – Segmented information, to the Company’s Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

     CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers. By striving for sustainable financial performance through profitable growth, solid free cash flow and a high return on investment, CN seeks to deliver increased shareholder value.

      CN has a unique business model, which is anchored on five principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. “Precision railroading” is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably.

      Precision railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements. Precision railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company to grow the top line. It has been a key contributor to CN’s continued earnings growth and improved return.

     The Company sees further significant opportunities to grow the business and improve productivity. While the recent slowdown in the economy has affected CN in specific markets such as key forest products, construction materials and automotive products, there are several opportunities that extend beyond business-cycle considerations. In Intermodal, the opening of the Prince Rupert Intermodal Terminal in the fourth quarter of 2007 will allow CN to leverage the potential of the growing container trade between Asia and North America. In Bulk, the Company expects to continue to benefit from increased resource demand, particularly as it relates to the recent coal mine expansion. In Merchandise, the Company sees growth potential for a number of commodities, particularly pipes, machinery and equipment, condensate and other commodities associated with oil and gas development in western Canada. In Automotive, manufacturers continue to invest in CN-served plants in Michigan and Ontario. In general, while the Company expects a moderate slowdown in the North American economy in the near term, its business prospects assume positive economic conditions in North America and globally.

U.S. GAAP	Canadian National Railway Company	31

Management’s Discussion and Analysis

      The opportunities to further improve productivity extend across all functions in the organization. In Transportation, the Company is aiming to continue to increase productivity on the track and in the yards. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is working to increase the productivity of its field forces, again through better use of traffic information and, as a result, better management of its engineering forces on the track. The Company also intends to maintain a solid focus on reducing accidents and related costs, and also costs for legal claims and health care.

      CN’s capital programs support the Company’s commitment to the five principles and its ability to grow the business profitably. In 2007, CN plans to spend $1.6 billion on capital programs. Of this, more than $1 billion is targeted towards track infrastructure to maintain a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials, as well as the improvement of bridges. This amount also includes funds for strategic initiatives, such as siding extensions to accommodate container traffic from the Prince Rupert Intermodal Terminal, the addition of new siding capacity between Winnipeg and Chicago, the upgrade of the Company’s freight car classification yard in Memphis, Tennessee, and additional enhancements to the track infrastructure in western Canada to take advantage of growth prospects in North American trade with Asia and the boom in the west.

      CN’s equipment spending, targeted to reach approximately $350 million, is intended to tap growth opportunities and to improve the quality of the fleet to meet customer requirements. This expenditure includes the acquisition of new fuel-efficient locomotives and freight cars, as well as improvements to the existing fleet. CN also expects to spend approximately $200 million on facilities to grow the business, including transloads and distribution centers, on information technology to improve service and operating efficiency, and on other projects to increase productivity.

      The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and the size of its capital programs. Comprehensive plans are in place addressing the issues of safety, security, employee well-being and environmental management. CN’s Integrated Safety Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, is fully supported by senior management, and engages employees at all levels of the organization. CN also insists that its operations be conducted in compliance with all applicable regulations to maintain a safe, secure and healthy workplace.

      Environmental protection is also an integral part of CN’s day-to-day activities. A combination of key resource people, training, policies, monitoring and environmental assessments helps to ensure that the Company’s operations comply with CN’s Environmental Policy, a copy of which is available on CN’s website.

      CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for assumptions and risk factors affecting such forward-looking statements.

Financial and statistical highlights

$ in millions, except per share data, or unless otherwise indicated	2006	2005	2004

Financial results
Revenues	$7,716	$7,240	$6,548
Operating income	$3,030	$2,624	$2,168
Net income (a)	$2,087	$1,556	$1,258
Operating ratio	60.7%	63.8%	66,9%

Basic earnings per share (a)	$3.97	$2.82	$2.21
Diluted earnings per share (a)	$3.91	$2.77	$2.17

Dividend declared per share	$0.65	$0.50	$0.39
Financial position
Total assets	$24,004	$22,188	$22,365
Total long-term financial liabilities	$12,066	$10,981	$10,822

Statistical operating data and productivity measures
Employees (average for the year)	21,685	22,246	22,470
Gross ton miles (GTM) per average number of employees (thousands)	16,277	15,414	14,811
GTMs per U.S. gallon of fuel consumed	880	851	851

(a)

The 2006 figures included a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting from the enactment of lower federal and provincial corporate tax rates in Canada and the resolution of matters pertaining to prior years' income taxes.

U.S. GAAP	Canadian National Railway Company	32

Management’s Discussion and Analysis

Financial results

2006 compared to 2005

In 2006, net income increased by $531 million, or 34%, to $2,087 million, when compared to 2005, with diluted earnings per share rising 41%, to $3.91. Included in the 2006 figures was a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting from the enactment of lower federal and provincial corporate tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

      Revenues increased by $476 million, or 7%, to $7,716 million, mainly due to freight rate increases and volume growth, particularly for grain, intermodal and metals and minerals, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

      Operating expenses increased by $70 million, or 2%, to $4,686 million, mainly due to increased fuel costs, purchased services and material expense and depreciation. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses and lower casualty and other expense.

      The operating ratio, defined as operating expenses as a percentage of revenues, was 60.7% in 2006 compared to 63.8% in 2005, a 3.1 - point betterment.

      Foreign exchange fluctuations have had an impact on the comparability of the results of operations. In 2006, the continued appreciation in the Canadian dollar relative to the U.S. dollar, which has affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, has resulted in a reduction to net income of approximately $60 million.

Revenues

	Year ended December 31,	2006	2005	% Change

Total revenues (millions)		$7,716	$7,240	7%

Rail freight:
Revenues (millions)		$7,371	$6,905	7%
RTMs (millions)		185,610	179,701	3%
Revenue/RTM (cents)		3.97	3.84	3%
Carloads (thousands)		4,824	4,841	–
Revenue/carload (dollars)		1,528	1,426	7%

Revenues for the year ended December 31, 2006 totaled $7,716 million compared to $7,240 million in 2005. The increase of $476 million, or 7%, was mainly due to freight rate increases of approximately $500 million, of which approximately 40% was due to a higher fuel surcharge that mainly resulted from increases in crude oil prices; and volume growth, particularly for grain, intermodal and metals and minerals. Partly offsetting these gains was the $255 million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

      In 2006, revenue ton miles (RTMs), measuring the relative weight and distance of rail freight transported by the Company, increased by 3% relative to 2005. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 3% in 2006 when compared to 2005, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues and an increase in the average length of haul.

Petroleum and chemicals

	Year ended December 31,	2006	2005	% Change

Revenues (millions)		$1,173	$1,096	7%
RTMs (millions)		31,868	31,235	2%
Revenue/RTM (cents)		3.68	3.51	5%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum and natural gas products. Although offshore markets continue to grow strongly, the primary markets for these commodities are still within North America. As such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas, feedstock, and world scale petrochemicals and plastics complex derivatives; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. For the year ended December 31, 2006, revenues for this commodity group increased by $77 million, or 7%, from 2005. The improvement in this commodity group was mainly due to freight rate increases and increased shipments of condensate for oil sands-related development, and plastics and petrochemicals. These gains were partly offset by the translation impact of the stronger Canadian dollar; lower petroleum products shipments in the second quarter of 2006 due to a temporary refinery shutdown; reduced spot shipments of heavy fuel oils in eastern Canada; lower liquefied petroleum gas shipments on account of warmer weather conditions; and a reduction in sulfur shipments in western Canada, particularly in the fourth quarter due to inclement weather. Revenue per revenue ton mile increased by 5% in 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

U.S. GAAP	Canadian National Railway Company	33

Management’s Discussion and Analysis

Metals and minerals

	Year ended December 31,	2006	2005	% Change

Revenues (millions)		$885	$837	6%
RTMs (millions)		17,467	16,848	4%
Revenue/RTM (cents)		5.07	4.97	2%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s unique rail access to major mines, ports and smelters throughout North America has made the Company a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement producers and aggregate mines in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. For the year ended December 31, 2006, revenues for this commodity group increased by $48 million, or 6%, from 2005. The improvement in this commodity group was mainly due to freight rate increases; strong shipments of Canadian long steel products, primarily pipes for oil sands-related development; increased volumes of U.S. iron ore and raw materials for steel production due to higher demand, despite temporary fourth-quarter 2006 production issues at a customer plant; and strong machinery and dimensional loads traffic also for oil sands-related development. Partly offsetting these gains was the translation impact of the stronger Canadian dollar and reduced construction material shipments, particularly in the fourth quarter of 2006 due to softening demand. Revenue per revenue ton mile increased by 2% in 2006, mainly due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Forest products

	Year ended December 31,	2006	2005	% Change

Revenues (millions)		$1,745	$1,738	–
RTMs (millions)		42,488	42,330	–
Revenue/RTM (cents)		4.11	4.11	–

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline capabilities to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the year ended December 31, 2006, revenues for this commodity group increased by $7 million, remaining relatively flat when compared to 2005. The improvement in this commodity group was mainly due to freight rate increases and increased lumber shipments originating from western Canada in the first half of the year. Largely offsetting these gains was the translation impact of the stronger Canadian dollar; a reduction in pulp and paper shipments due to continued weak market conditions and related mill closures; and lower lumber shipments originating from eastern Canada, particularly driven by mill closures in the fourth quarter of 2006. Revenue per revenue ton mile was flat in 2006 when compared to 2005, mainly due to freight rate increases that were offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

U.S. GAAP	Canadian National Railway Company	34

Management’s Discussion and Analysis

Coal

	Year ended December 31,	2006	2005	% Change

Revenues (millions)		$375	$331	13%
RTMs (millions)		13,727	13,576	1%
Revenue/RTM (cents)		2.73	2.44	12%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported to Asian steel producers. For the year ended December 31, 2006, revenues for this commodity group increased by $44 million, or 13%, from 2005. The improvement in this commodity group was mainly due to the expansion of metallurgical coal mines in western Canada and freight rate increases. Partly offsetting these gains was a decline in CN shipments originating from U.S. coal mines; the translation impact of the stronger Canadian dollar; and the loss of export shipments of petroleum coke due to adverse market conditions. The revenue per revenue ton mile increase of 12% in 2006 was mainly due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Grain and fertilizers

	Year ended December 31,	2006	2005	% Change

Revenues (millions)		$1,259	$1,119	13%
RTMs (millions)		44,096	40,393	9%
Revenue/RTM (cents)		2.86	2.77	3%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a “revenue cap,” which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2006, revenues for this commodity group increased by $140 million, or 13%, from 2005. The improvement in this commodity group was mainly due to freight rate increases; higher shipments of U.S. corn mainly due to a larger harvest; stronger volumes of Canadian wheat due to a high quality crop; and increased shipments of canola. These gains were partly offset by the translation impact of the stronger Canadian dollar; decreased shipments of potash and other fertilizers due in part to soft North American market conditions; and decreased Canadian barley shipments. Revenue per revenue ton mile increased by 3% in 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

U.S. GAAP	Canadian National Railway Company	35

Management’s Discussion and Analysis

Intermodal

	Year ended December 31,	2006	2005	% Change

Revenues (millions)		$1,420	$1,270	12%
RTMs (millions)		32,922	32,184	2%
Revenue/RTM (cents)		4.31	3.95	9%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2006, revenues for this commodity group increased by $150 million, or 12%, from 2005. The improvement in this commodity group was mainly due to freight rate increases; growth in international container traffic, primarily from Asia; and increased domestic movements, particularly to transborder markets and western Canada. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 9% in 2006 was largely due to freight rate increases and a decrease in the average length of haul, which were partly offset by the translation impact of the stronger Canadian dollar.

Automotive

	Year ended December 31,	2006	2005	% Change

Revenues (millions)		$514	$514	–
RTMs (millions)		3,042	3,135	(3%	)
Revenue/RTM (cents)		16.90	16.40	3%

The automotive commodity group moves both finished vehicles and parts, originating in southern Ontario, Michigan and Mississippi, and destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2006, revenues for this commodity group remained unchanged from 2005. The benefit of freight rate increases and higher shipments of import vehicles via CN-served ports was offset by the translation impact of the stronger Canadian dollar and reduced shipments from domestic producers, primarily driven by production slowdowns. Revenue per revenue ton mile increased by 3% in 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Other

In 2006, other revenues increased by $10 million, when compared to 2005, mainly due to increased interswitching, rental and vessel revenues.

U.S. GAAP	Canadian National Railway Company	36

Management’s Discussion and Analysis

Operating expenses

Operating expenses amounted to $4,686 million in 2006 compared to $4,616 million in 2005. The increase of $70 million, or 2%, in 2006 was mainly due to increased fuel costs, purchased services and material expense and depreciation. Partly offsetting these factors were the $150 million translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses and lower casualty and other expense.

In millions	Year ended December 31,	2006		2005

		Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits		$1,800	23.3%	$1,841	25.4%
Purchased services and material		845	11.0%	814	11.2%
Depreciation and amortization		650	8.4%	627	8.7%
Fuel		890	11.5%	725	10.0%
Equipment rents		198	2.6%	192	2.7%
Casualty and other		303	3.9%	417	5.8%

Total		$4,686	60.7%	$4,616	63.8%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense decreased by $41 million, or 2%, in 2006 as compared to 2005. The decrease was mainly due to lower stock-based compensation expense, largely due to an acceleration of a grant payout in 2005; the translation impact of the stronger Canadian dollar; the impact of a reduced workforce and ongoing productivity improvements; and an increase in the first quarter of 2005 to the workforce reduction provision mainly for increased health care costs. Partly offsetting these factors were annual wage increases and an increase in net periodic benefit cost for pensions, mainly as a result of a decrease in the Company’s discount rate used in 2006 relative to 2005.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $31 million, or 4%, in 2006 as compared to 2005. The increase was mainly due to higher expenses for various services, particularly for the Company’s maritime activities, higher expenses for locomotive maintenance, lower income from joint facilities, and costs related to the upgrading of track shared with another railroad. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail operations. These expenses increased by $23 million, or 4%, in 2006 as compared to 2005. The increase was mainly due to the impact of net capital additions and higher depreciation rates for the information technology asset class, which were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $165 million, or 23%, in 2006 as compared to 2005. The increase was mainly due to a 24% increase in the average price per U.S. gallon of fuel, net of the benefits from CN’s fuel hedging program, from $1.72 in 2005 to $2.13 in 2006, and higher freight volumes. Partly offsetting these factors were the translation impact of the stronger Canadian dollar and productivity improvements.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $6 million, or 3%, in 2006 as compared to 2005. The increase was due to lower car hire income, mainly due to shorter routes and offline cycles, that was partly offset by lower lease and car hire expense, and the translation impact of the stronger Canadian dollar.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. These expenses decreased by $114 million, or 27%, in 2006 as compared to 2005. The decrease was largely due to a net reduction to the provision for U.S. personal injuries following the 2006 actuarial studies; a lower expense for occupational disease claims; and lower derailment-related expenses, mainly due to costs that were incurred for the incident at Wabamun Lake in 2005 (see the Critical accounting policies section of this MD&A). Partly offsetting these items were higher operating taxes and increased environmental expenses for ongoing site restoration.

Other

Interest expense: Interest expense increased by $13 million, or 4%, for the year ended December 31, 2006 as compared to 2005, mainly due to interest on 2006 debt issuances and higher capital lease obligations that were partly offset by the translation impact of the stronger Canadian dollar.

U.S. GAAP	Canadian National Railway Company	37

Management’s Discussion and Analysis

Other income (loss): In 2006, the Company recorded other income of $11 million compared to $12 million in 2005. The decrease was mainly due to lower investment income, which was largely offset by higher foreign exchange gains and lower costs related to the securitization program.

Income tax expense: The Company recorded income tax expense of $642 million for the year ended December 31, 2006 compared to $781 million in 2005. Included in the 2006 income tax expense was a deferred income tax recovery of $277 million, resulting from the enactment of lower tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes. Excluding this tax recovery, the effective tax rate for the year ended December 31, 2006 was 33.7% compared to 33.4% in 2005.

2005 compared to 2004

In 2005, net income increased by $298 million, or 24%, to $1,556 million, when compared to 2004, with diluted earnings per share rising 28%, to $2.77.

      Revenues increased by $692 million, or 11%, to $7,240 million, mainly due to freight rate increases, an important part of which was due to a higher fuel surcharge as a result of increases in crude oil prices, the inclusion of a full year of GLT and BC Rail revenues, and a return to normal intermodal volumes following the first quarter 2004 Canadian Auto Workers (CAW) strike. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

      Operating expenses increased by $236 million, or 5%, to $4,616 million, primarily due to increased fuel costs, the inclusion of a full year of GLT and BC Rail expenses, and increased purchased services and material costs. Partly offsetting these factors were the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, lower equipment rents, and lower casualty and other expense.

      The operating ratio, defined as operating expenses as a percentage of revenues, was 63.8% in 2005 compared to 66.9% in 2004, a 3.1 - point betterment.

      The years ended December 31, 2005 and 2004 included items affecting the comparability of the results of operations. The Company acquired and consolidated GLT and BC Rail effective May 10, 2004 and July 14, 2004, respectively. Accordingly, in the discussions herein, the Company’s results of operations for 2005 include the results of operations of both GLT and BC Rail. The Company’s results for 2004 included the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004.

      In 2005, the continued appreciation in the Canadian dollar relative to the U.S. dollar, which has affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately $60 million.

      For the year ended December 31, 2004, a first-quarter strike by the Company’s employees represented by the CAW union negatively affected operating income and net income by $35 million and $24 million, respectively.

Revenues

	Year ended December 31,	2005	2004	% Change

Total revenues (millions)		$7,240	$6,548	11%

Rail freight:
Revenues (millions)		$6,905	$6,252	10%
RTMs (millions)		179,701	174,240	3%
Revenue/RTM (cents)		3.84	3.59	7%
Carloads (thousands)		4,841	4,578	6%
Revenue/carload (dollars)		1,426	1,366	4%

Revenues for the year ended December 31, 2005 totaled $7,240 million compared to $6,548 million in 2004. The increase of $692 million, or 11%, was mainly due to freight rate increases of approximately $500 million, of which approximately 55% was due to a higher fuel surcharge as a result of increases in crude oil prices; the inclusion of a full year of GLT and BC Rail revenues; and a return to normal intermodal volumes following the first-quarter 2004 CAW strike. Partly offsetting these gains was the $260 million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues. In 2005, revenue ton miles increased by 3% relative to 2004. Freight revenue per revenue ton mile increased by 7% for 2005 when compared to 2004, largely due to freight rate increases.

Petroleum and chemicals

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$1,096	$1,059	3%
RTMs (millions)		31,235	31,421	(1%	)
Revenue/RTM (cents)		3.51	3.37	4%

Revenues for the year ended December 31, 2005 increased by $37 million, or 3%, from 2004. The improvement was mainly due to freight rate increases, the inclusion of a full year of BC Rail revenues, and an improved market position in petroleum products. These gains were partly offset by the translation impact of the stronger Canadian dollar, soft market conditions for plastics and liquefied petroleum gases, continued weakness in the U.S. molten sulfur market and reduced shipments of U.S. petrochemicals. Revenue per revenue ton mile increased by 4% as freight rate increases were partly offset by the translation impact of the stronger Canadian dollar.

Metals and minerals

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$837	$714	17%
RTMs (millions)		16,848	16,352	3%
Revenue/RTM (cents)		4.97	4.37	14%

Revenues for the year ended December 31, 2005 increased by $123 million, or 17%, from 2004. The increase was mainly due to freight rate increases, the inclusion of a full year of GLT and BC Rail revenues, strong

U.S. GAAP	Canadian National Railway Company	38

Management’s Discussion and Analysis

shipments of construction materials, aluminum and Canadian steel products, and an improvement in traffic mix. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 14% in 2005, mainly due to shorter-haul traffic, particularly related to GLT, and freight rate increases. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Forest products

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$1,738	$1,505	15%
RTMs (millions)		42,330	39,369	8%
Revenue/RTM (cents)		4.11	3.82	8%

Revenues for the year ended December 31, 2005 increased by $233 million, or 15%, from 2004. The increase was mainly due to freight rate increases, continued solid demand for Canadian lumber and panels, the inclusion of a full year of BC Rail revenues, improvements in traffic mix and an improved market position for paper. The translation impact of the stronger Canadian dollar partly offset these gains. Revenue per revenue ton mile increased by 8% in 2005, mainly due to freight rate increases and a positive change in traffic mix, which were partly offset by the translation impact of the stronger Canadian dollar.

Coal

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$331	$284	17%
RTMs (millions)		13,576	12,684	7%
Revenue/RTM (cents)		2.44	2.24	9%

Revenues for the year ended December 31, 2005 increased by $47 million, or 17%, from 2004. The increase was mainly due to new metallurgical coal mines in western Canada, freight rate increases and the inclusion of a full year of GLT and BC Rail revenues. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 9% was mainly due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$1,119	$1,063	5%
RTMs (millions)		40,393	40,091	1%
Revenue/RTM (cents)		2.77	2.65	5%

Revenues for the year ended December 31, 2005 increased by $56 million, or 5%, from 2004. The increase was mainly due to freight rate increases, higher export shipments of U.S. corn in a generally weak market, increased shipments of Canadian barley and canola and an improvement in traffic mix. These gains were partly offset by the translation impact of the stronger Canadian dollar and the decreased availability of high-quality Canadian wheat for export markets via west coast ports. Revenue per revenue ton mile increased by 5% in 2005, largely due to freight rate increases and a positive change in traffic mix, partly offset by the translation impact of the stronger Canadian dollar.

Intermodal

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$1,270	$1,117	14%
RTMs (millions)		32,184	31,002	4%
Revenue/RTM (cents)		3.95	3.60	10%

Revenues for the year ended December 31, 2005 increased by $153 million, or 14%, from 2004. The increase was mainly due to freight rate increases, strong imports into the Port of Vancouver and an improvement in traffic mix. Also contributing to the increase in 2005 was the return to normal traffic levels following the first-quarter 2004 CAW strike. Partly offsetting these gains were the translation impact of the stronger Canadian dollar and a change in port of call for an overseas shipper. The revenue per revenue ton mile increase of 10% in 2005 was largely due to freight rate increases and a positive change in traffic mix, which were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Automotive

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$514	$510	1%
RTMs (millions)		3,135	3,321	(6%	)
Revenue/RTM (cents)		16.40	15.36	7%

Revenues for the year ended December 31, 2005 increased by $4 million, or 1%, from 2004. The increase was driven by freight rate increases, higher import vehicles via the ports of Vancouver and Halifax, and the benefit of new finished vehicle traffic in the southern U.S. that began in the second half of 2004. These gains were partly offset by the translation impact of the stronger Canadian dollar and a reduction in automotive production at CN-served facilities in southern Ontario and Michigan. Revenue per revenue ton mile increased 7% in 2005 largely due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar.

Other

In 2005, other revenues increased by $39 million, when compared to 2004, mainly due to the inclusion of a full year of revenues from the Company’s maritime activities.

U.S. GAAP	Canadian National Railway Company	39

Management’s Discussion and Analysis

Operating expenses

Operating expenses amounted to $4,616 million in 2005 compared to $4,380 million in 2004. The increase of $236 million, or 5%, in 2005 was mainly due to increased fuel costs, the inclusion of a full year of GLT and BC Rail expenses and increased purchased services and material costs. Partly offsetting these factors were the $155 million translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, lower equipment rents, and lower casualty and other expense.

In millions	Year ended December 31,	2005		2004

		Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits		$1,841	25.4%	$1,819	27.8%
Purchased services and material		814	11.2%	746	11.4%
Depreciation and amortization		627	8.7%	598	9.1%
Fuel		725	10.0%	528	8.1%
Equipment rents		192	2.7%	244	3.7%
Casualty and other		417	5.8%	445	6.8%

Total		$4,616	63.8%	$4,380	66.9%

Labor and fringe benefits: Labor and fringe benefits expense in 2005 increased by $22 million, or 1%, as compared to 2004. The increase was attributable to higher stock-based compensation expense, the inclusion of a full year of GLT and BC Rail expenses, wage increases and a return to normal wage levels following the first-quarter 2004 CAW strike. Partly offsetting these factors were the translation impact of the stronger Canadian dollar, the impact of a reduced workforce, and adjustments made in 2004 to the workforce reduction provision.

Purchased services and material: Purchased services and material expense in 2005 increased by $68 million, or 9%, as compared to 2004. The increase was primarily due to the inclusion of a full year of GLT and BC Rail expenses, and higher expenses for material and maintenance on rolling stock and track repairs. These factors were partly offset by the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization expense in 2005 increased by $29 million, or 5%, as compared to 2004. The increase was mainly due to the impact of net capital additions and to the inclusion of a full year of GLT and BC Rail depreciation expense, which were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense in 2005 increased by $197 million, or 37%, as compared to 2004. The increase was mainly due to a 32% increase in the average price per U.S. gallon of fuel, net of the benefits from CN’s fuel hedging program, from $1.30 in 2004 to $1.72 in 2005; higher volumes, particularly in the first quarter; the inclusion of a full year of GLT and BC Rail fuel expense; and a second-quarter 2004 fuel excise tax refund. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense in 2005 decreased by $52 million, or 21%, as compared to 2004. The decrease was mainly due to lower car hire expense and higher car hire income, mainly as a result of the integration of the BC Rail fleet, and the translation impact of the stronger Canadian dollar. These factors were partly offset by higher car lease expense due to an increased fleet size, higher rates and the inclusion of a full year of BC Rail car lease expense.

Casualty and other: Casualty and other expense in 2005 decreased by $28 million, or 6%, as compared to 2004. The decrease was mainly due to a reduction to the provision for U.S. personal injuries following the 2005 actuarial valuation, a 2004 adjustment made to the provision for personal injuries in Canada and the translation impact of the stronger Canadian dollar. Partly offsetting these factors were higher derailment-related expenses, in particular, $28 million related to the incident at Wabamun Lake (see the Critical accounting policies section of this MD&A), the inclusion of a full year of GLT and BC Rail expenses and higher property taxes in the U.S.

Other

Interest expense: Interest expense increased by $5 million, or 2%, for the year ended December 31, 2005 as compared to 2004, mainly due to the financing related to the Company’s acquisitions in 2004 and higher interest rates on commercial paper borrowings. Partly offsetting these factors were the translation impact of the stronger Canadian dollar and the benefit of the repayment of matured Notes in March 2004 and May 2005.

Other income (loss): In 2005, the Company recorded income of $12 million compared to a loss of $20 million in 2004. The change from loss to income in 2005 was due to improvements in real estate and other business activities, realized foreign exchange gains and a first-quarter 2004 restructuring charge related to the Company’s investment in English Welsh and Scottish Railway. Partly offsetting these factors were lower investment income, lower gains on disposal of surplus properties, and higher costs related to the securitization program.

Income tax expense: The Company recorded income tax expense of $781 million for the year ended December 31, 2005 compared to $596 million in 2004. The effective tax rate for the year ended December 31, 2005 was 33.4% compared to 32.1% in 2004. The increase in the effective tax rate was mainly due to higher provincial tax rates enacted in 2005.

U.S. GAAP	Canadian National Railway Company	40

Management’s Discussion and Analysis

Summary of quarterly financial data – unaudited

In millions, except per share data

	2006 Quarters				2005 Quarters

	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$1,942	$1,981	$1,946	$1,847	$1,886	$1,810	$1,838	$1,706
Operating income	$756	$844	$805	$625	$720	$665	$713	$526
Net income	$499	$497	$729	$362	$430	$411	$416	$299

Basic earnings per share	$0.97	$0.95	$1.38	$0.68	$0.80	$0.75	$0.75	$0.53
Diluted earnings per share	$0.95	$0.94	$1.35	$0.66	$0.78	$0.74	$0.73	$0.52

Dividend declared per share	$0.1625	$0.1625	$0.1625	$0.1625	$0.1250	$0.1250	$0.1250	$0.1250

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

      The Company’s quarterly results included items that impacted the quarter-over-quarter comparability of the results of operations: the second quarter of 2006 included a deferred income tax recovery of $250 million ($0.48 per basic share or $0.46 per diluted share), primarily resulting from the enactment of lower tax rates in Canada; the fourth quarter of 2006 included a deferred income tax recovery of $27 million ($0.05 per basic or diluted share), relating mainly to the resolution of matters pertaining to prior years’ income taxes; and the continued appreciation in the Canadian dollar relative to the U.S. dollar has affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in varying reductions in net income in the rolling eight quarters presented above.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $2,950 million for the year ended December 31, 2006 compared to $2,705 million for 2005. Net cash receipts from customers and other were $7,733 million for the year ended December 31, 2006, an increase of $358 million when compared to 2005, mainly due to higher revenues from operations that were partly offset by a decrease in the proceeds received under the Company’s accounts receivable securitization program. In 2006, payments for employee services, suppliers and other expenses were $3,918 million, an increase of $46 million when compared to 2005. Also consuming cash in 2006 were payments for interest, workforce reductions and personal injury and other claims of $294 million, $45 million and $107 million, respectively, compared to $306 million, $87 million and $92 million, respectively, in 2005. In 2006, pension contributions were $112 million, compared to $127 million in 2005. Payments for income taxes in 2006 were $307 million, an increase of $121 million when compared to 2005, mainly due to the Company now being cash tax payable (see the Income taxes section of this MD&A). Payments in 2007 for workforce reductions are expected to be $23 million, pension contributions are expected to be approximately $100 million and payments for income taxes are expected to be approximately $1,000 million (see the Income taxes section of this MD&A). There are currently no specific or unusual requirements relating to working capital other than the items disclosed.

Investing activities: Cash used by investing activities in 2006 amounted to $1,349 million compared to $1,075 million in 2005. The Company’s investing activities in 2006 included property additions of $1,298 million, an increase of $118 million when compared to 2005; and $84 million related to three acquisitions. The following table details property additions for 2006 and 2005:

In millions	Year ended December 31,	2006	2005

Track and roadway		$1,012	$868
Rolling stock		349	338
Buildings		35	44
Information technology		81	81
Other		82	71

Gross property additions		1,559	1,402
Less: capital leases		261	222

Property additions		$1,298	$1,180

      The Company expects to spend approximately $1,600 million on capital programs in 2007 due to increased expenditures required for the ongoing renewal of the basic plant, the acquisition of rolling stock and other acquisitions and investments required to improve the Company’s productivity and the fluidity of the network.

Free cash flow

The Company generated $1,343 million of free cash flow for the year ended December 31, 2006, compared to $1,301 million in 2005. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization

U.S. GAAP	Canadian National Railway Company	41

Management’s Discussion and Analysis

program, less investing activities and after the payment of dividends, calculated as follows:

In millions	Year ended December 31,	2006	2005

Cash provided from operating activities		$2,950	$2,705

Less:
Investing activities		(1,349)	(1,075)

Cash provided before financing activities		1,601	1,630

Adjustments:
Change in accounts receivable securitization (a)		82	(54)
Dividends paid		(340)	(275)

Free cash flow		$1,343	$1,301

(a)	Changes in the Company’s accounts receivable securitization program are considered a financing activity.

Financing activities: Cash used by financing activities totaled $1,484 million for the year ended December 31, 2006 compared to $1,715 million in 2005. On May 31, 2006, the Company issued U.S.$250 million (Cdn$275 million) of 5.80% Notes due 2016 and U.S.$450 million (Cdn$495 million) of 6.20% Debentures due 2036. The Company had used the net proceeds of U.S.$692 million to reduce the Company’s accounts receivable securitization program and to repay a portion of its outstanding commercial paper. In May 2005, the Company repaid U.S.$100 million (Cdn$125 million) of 7.75% 10-year Notes with cash on hand. In 2006 and 2005, issuances and repayments of long-term debt related principally to the Company’s commercial paper borrowings.

     During 2006, the Company recorded $264 million ($222 million in 2005) in assets it acquired through equipment leases, including $3 million for assets held for sale, for which an equivalent amount was recorded in debt.

      Cash received from options exercised during 2006 and 2005 was $101 million and $115 million, respectively, and the related tax benefits realized upon exercise were $19 million and $21 million, respectively.

     In 2006, the Company repurchased 29.5 million common shares for $1,483 million under its share repurchase programs; 15.5 million common shares for $766 million (average price of $49.43 per share) under its new 28.0 million share repurchase program and 14.0 million common shares for $717 million (average price of $51.24 per share) under its previous 32.0 million share repurchase program which was ended in June 2006. In 2005, the Company used $1,418 million to repurchase 36.0 million common shares under its previous share repurchase programs.

     During 2006, the Company paid dividends totaling $340 million to its shareholders at the quarterly rate of $0.1625 per share compared to $275 million at the quarterly rate of $0.1250 per share, in 2005.

     CN’s debt-to-total capitalization ratio was 36.3% at December 31, 2006 compared to 35.5% at December 31, 2005. As at December 31, 2006, the adjusted debt-to-total capitalization ratio was 40.4% compared to 41.1% at December 31, 2005. Management believes that adjusted debt-to-total capitalization is a useful measure of performance that aims to show the true leverage of the Company. However, since this adjusted measure does not have any standardized meaning prescribed by GAAP, it may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

	December 31,	2006	2005

Debt-to-total capitalization ratio (a)		36.3%	35.5%

Add:
Present value of operating lease commitments plus
securitization financing (b)		4.1%	5.6%

Adjusted debt-to-total capitalization ratio (c)		40.4%	41.1%

(a)	Debt-to-total capitalization is calculated as long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the years presented.
(c)	Adjusted debt-to-total capitalization is calculated as adjusted debt (total long-term debt, plus current portion of long-term debt, plus the present value of operating lease commitments, plus securitization financing) divided by the sum of adjusted debt plus total shareholders’ equity.

The Company has access to various financing arrangements:

Shelf prospectus and registration statement

On May 9, 2006, the Company filed a shelf prospectus and registration statement providing for the issuance, from time to time, of up to U.S.$1,500 million of debt securities in one or more offerings expiring in June 2008. Pursuant to the filing, on May 31, 2006, the Company issued U.S.$250 million (Cdn$275 million) of 5.80% Notes due 2016 and U.S.$450 million (Cdn$495 million) of 6.20% Debentures due 2036. The Company used the net proceeds of U.S.$692 million to reduce its accounts receivable securitization program and to repay a portion of its outstanding commercial paper.

On July 15, 2006, the interest rate on the Company’s U.S.$250 million Puttable Reset Securities PURSSM (PURS) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The PURS were originally issued in July 1998 at the rate of 6.45% with an option to call the securities on July 15, 2006 (the reset date). The call option holder exercised the call option, which resulted in the remarketing of the original PURS. The new interest rate was determined according to a pre-set mechanism based on prevailing market conditions. The Company did not receive any cash proceeds from the remarketing.

      The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company’s shelf prospectus and registration statement.

Following the issuance and remarketing of debt as explained herein, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$550 million.

U.S. GAAP	Canadian National Railway Company	42

Management’s Discussion and Analysis

Revolving credit facility

In October 2006, the Company amended its U.S.$1,000 million revolving credit facility, improving the pricing parameters and extending the maturity from March 2010 to October 2011. Other terms of the facility remained substantially the same. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, the customary limitation on debt as a percentage of total capitalization, with which the Company has been in compliance. The Company’s borrowings of U.S.$15 million (Cdn$17 million) outstanding at December 31, 2005 (average interest rate of 4.66%) were entirely repaid in the first quarter of 2006. As at December 31, 2006, the Company had no outstanding borrowings under its revolving credit facility and had letters of credit drawn of $308 million ($316 million as at December 31, 2005).

Commercial paper

The Company’s commercial paper program is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2006, the Company had no commercial paper outstanding, and U.S.$367 million (Cdn$427 million) outstanding at an average interest rate of 4.40%, as at December 31, 2005.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2006:

In millions	Total	2007	2008	2009	2010	2011	2012 & thereafter

Long-term debt obligations (a)	$4,583	$60	$203	$351	$–	$465	$3,504
Interest on long-term debt obligations	5,794	284	274	267	252	252	4,465
Capital lease obligations (b)	1,405	216	119	138	79	147	706
Operating lease obligations (c)	740	184	144	116	95	69	132
Purchase obligations (d)	773	541	124	53	47	8	–
Other long-term liabilities reflected on
the balance sheet (e)	1,036	82	71	54	48	44	737

Total obligations	$14,331	$1,367	$935	$979	$521	$985	$9,544

(a)	Presented net of unamortized discounts, of which $836 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,021 million which are included in “Capital lease obligations.”
(b)	Includes $1,021 million of minimum lease payments and $384 million of imputed interest at rates ranging from approximately 3.0% to 7.9%.
(c)	Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.
(d)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.
(e)	Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

For 2007 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures. The Company is not aware of any trends, events or conditions or expected fluctuations in liquidity that would create any deficiencies. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statement.

U.S. GAAP	Canadian National Railway Company	43

Management’s Discussion and Analysis

Off balance sheet arrangements

Accounts receivable securitization

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserves as stipulated in the agreement. This program replaced the Company’s previous accounts receivable securitization program that was set to expire in June 2006.

      The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At December 31, 2006, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

     The Company accounted for the securitization programs as sales, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.

      The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     At December 31, 2006, the Company had sold receivables that resulted in proceeds of $393 million under the new accounts receivable securitization program ($489 million at December 31, 2005 under the previous program), and recorded the retained interest, which represents the required reserves, of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2005).

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

      The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 18 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Stock-based compensation plans

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement.

      The Company adopted SFAS No. 123(R) using the modified prospective approach, which requires application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service had not been rendered as at such date. Since January 1, 2003, the Company has been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements have not been restated to reflect the impact of SFAS No. 123(R).

      For the year ended December 31, 2006, the application of SFAS No. 123(R) had the effect of increasing stock-based compensation expense and decreasing net income by $16 million and $12 million, respectively, or $0.02 per basic and diluted earnings per share.

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 12 – Stock plans, to the Company’s Annual Consolidated Financial Statements. Compensation cost for awards under all stock-based compensation plans was $79 million, $120 million and $65 million for the years ended December 31, 2006, 2005 and 2004, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2006, 2005 and 2004 was $22 million, $34 million and $18 million, respectively. Additional disclosures required under SFAS No. 123(R) and Staff Accounting Bulletin (SAB) No. 107 are provided herein.

U.S. GAAP	Canadian National Railway Company	44

Management’s Discussion and Analysis

The following table provides additional disclosures as required by SFAS No. 123(R) and SAB No. 107 pertaining to all awards:

	Cash settled awards										Stock option awards (c)

In millions, unless otherwise indicated	RSUs (a)				Vision	(a)	VIDP	(b)	Mid-term	(b)

Year of grant	2006	(d)	2005	2004	2005		2003 onwards		2001		2006	(d)	2005	Prior to 2005

Stock-based compensation expense
recognized over vesting period
Year ended December 31, 2006	$21		$19	$6	$8		$11		N/A		$8		$3	$3
Year ended December 31, 2005	N/A		$15	$74	$–		$13		N/A		N/A		$2	$16
Year ended December 31, 2004	N/A		N/A	$36	N/A		$7		$13		N/A		N/A	$9

Liability outstanding
December 31, 2006	$21		$34	$8	$8		$99		N/A		N/A		N/A	N/A
December 31, 2005	N/A		$15	$66	$–		$83		N/A		N/A		N/A	N/A

Fair value per unit
At period-end ($)	$36.32		$49.36	$50.07	$19.98		$50.07		N/A		N/A		N/A	N/A
At grant date ($)	N/A		N/A	N/A	N/A		N/A		N/A		$13.80		$9.19	$8.61

Fair value of awards vested
during period
Year ended December 31, 2006	$–		$–	$4	$–		$5		N/A		$–		$3	$34
Year ended December 31, 2005	N/A		$–	$105	$–		$2		N/A		N/A		$–	$34
Year ended December 31, 2004	N/A		N/A	$3	N/A		$–		$20		N/A		N/A	$35

Nonvested awards at
December 31, 2006
Unrecognized compensation cost	$15		$17	$8	$8		$13		N/A		$6		$6	$–
Remaining recognition
period (years)	2.0		1.0	2.0	2.0		3.0		N/A		3.1		2.1	–

Assumptions (e)
Stock price ($)	$50.07		$50.07	$50.07	$50.07		$50.07		N/A		$51.51		$36.33	$23.59
Expected stock price volatility (f)	19%		18%	N/A	20%		N/A		N/A		25%		25%	30%
Expected term (years) (g)	2.0		1.0	N/A	2.0		N/A		N/A		5.17		5.20	6.22
Risk-free interest rate (h)	4.02%		4.16%	N/A	4.47%		N/A		N/A		4.04%		3.50%	5.13%
Dividend rate ($) (i)	$0.65		$0.65	N/A	$0.65		N/A		N/A		$0.65		$0.50	$0.30

(a)	Beginning in 2006, compensation cost was based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs. In 2005 and 2004, compensation cost was measured using intrinsic value for all awards.
(b)	Compensation cost for all periods presented was based on intrinsic value.
(c)	Compensation cost for all periods presented was based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions presented herein.
(d)	Includes the accelerated recognition of awards granted to retirement-eligible employees. For these individuals, compensation cost is recognized over the period from the grant date to the date the requisite service period has been achieved.
(e)	Assumptions used to determine fair value are at period-end for cash settled awards and at grant date for stock option awards.
(f)	Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award.
(g)	Represents the remaining period of time that awards are expected to be outstanding. For option awards only, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.
(h)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(i)	Based on the annualized dividend rate.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. At December 31, 2006, the Company did not have any derivative financial instruments outstanding.

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004. As such, the Company terminated this program in late 2006.

      Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the fuel hedges were being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

     During 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gains previously recorded in Accumulated other comprehensive loss were reclassified into income as realized gains (unrealized gains of $57 million, $39 million after tax at December 31, 2005). At December 31, 2006, the Company is no longer hedged through financial markets.

      Realized gains from the Company’s fuel hedging activities, which are recorded in fuel expense, were $64 million, $177 million and $112 million for the years ended December 31, 2006, 2005 and 2004, respectively.

U.S. GAAP	Canadian National Railway Company	45

Management’s Discussion and Analysis

The Company did not recognize any material gains or losses in each of 2006, 2005 and 2004 due to hedge ineffectiveness as the Company’s derivative instruments were highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

Interest rate

In 2004, the Company realized a gain of $12 million upon settlement of treasury lock transactions that was recorded in Accumulated other comprehensive loss. This gain is being recorded into income, as a reduction of interest expense, over the term of the related debt (30-year term) based on the interest payment schedule. At December 31, 2006, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax ($12 million, $8 million after tax at December 31, 2005).

Income taxes

Cash tax payments

In 2005, the Company utilized its then remaining tax loss carryforwards and is now cash tax payable in both Canada and the U.S. Accordingly, the Company makes scheduled installment payments as prescribed by the tax authorities. In the U.S., tax installments are based on the forecasted income taxes payable for the current fiscal year. Payments made in 2006 were $177 million and are expected to remain at the same level for 2007. In Canada, tax installments for the current year were based on the 2005 taxes payable, which were net of the loss carryforwards claimed. Consequently, payments in 2006 were $130 million and the expected amount payable in the first quarter of 2007 for Canadian income taxes in respect of the current fiscal year amounts to approximately $350 million. For the 2007 fiscal year, the Company expects to pay approximately $440 million of taxes in Canada based on the 2006 taxes payable.

      See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Future rate enactments

In 2006, the Manitoba government announced reductions to the provincial corporate income tax rates as part of its Provincial Budget, which will be phased in through to July 1, 2008. As a result, the Company’s net deferred income tax liability will be reduced when the new income tax rates are enacted into law.

Common stock

Share repurchase programs

In July 2006, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2006, under this current share repurchase program, 15.5 million common shares have been repurchased for $766 million, at an average price of $49.43 per share.

The Company’s previous share repurchase program, initiated in 2005, allowed for the repurchase of up to 32.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices. In June 2006, the Company ended this share repurchase program, repurchasing a total of 30.0 million common shares for $1,388 million, at an average price of $46.26 per share. Of this amount, 14.0 million common shares were repurchased in 2006 for $717 million (average price per share of $51.24) and 16.0 million common shares in 2005 for $670 million (average price per share of $41.90).

Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN payable for each share held. The stock dividend was paid on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the previous share repurchase program were adjusted to reflect the issuance of additional shares or options due to the stock split. All share and per share data have been adjusted to reflect the stock split.

Outstanding share data

As at February 12, 2007, the Company had 511.5 million common shares outstanding.

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires an employer to measure the defined benefit plan assets and the projected benefit obligation as of the date of the employer’s fiscal year-end statement of financial position. The requirement is effective for fiscal years ending after December 15, 2008. Pursuant to the Statement, this requirement will be applied prospectively. Although the Company uses a measurement date of September 30 for its U.S. pension and other postretirement plans, the Company does not expect this standard to have a significant impact on its financial statements. SFAS No. 158 also requires the recognition of the funded status of a benefit plan as well as other disclosure requirements, which were adopted on December 31, 2006. See the Critical accounting policies section of this MD&A and Note 2 – Accounting changes, to the Company’s Annual Consolidated Financial Statements.

In September 2006, the U.S. Securities and Exchange Commission (SEC) issued SAB No. 108 to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 did not have an impact on the Company’s financial statements.

U.S. GAAP	Canadian National Railway Company	46

Management’s Discussion and Analysis

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition, and is effective for fiscal years beginning after December 15, 2006. Based on the Company’s preliminary assessment of the impact of FIN No. 48, the adoption of this Interpretation on January 1, 2007 is expected to decrease the net deferred income tax liability and increase Retained earnings by approximately $100 million.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.

      Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      At December 31, 2006, 2005 and 2004, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2006	2005	2004

Balance January 1	$205	$204	$169
Accruals and other	60	46	64
Payments	(70)	(45)	(29)

Balance December 31	$195	$205	$204

      Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States

Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. Prior to 2005, the Company’s provisions for unasserted occupational disease claims constituted the minimum amount that could be reasonably estimated, reflecting a 25-year horizon as the Company expected that a large majority of the cases would be received over such period. In 2005, changes in the legislative and judicial environment, as well as in the methodology used by the courts and the Company to diagnose claims, enabled the Company to actuarially determine a best estimate for unasserted occupational disease claims, thereby increasing the expected number of claims to be received. These changes also rendered the recent claim experience to be more representative of future anticipated settlements for asserted occupational disease claims, thereby reducing the average cost per claim. Accordingly, in 2005, the Company recorded an increase in the provision for unasserted occupational disease claims, which was substantially offset by a reduction in the provision for asserted occupational disease claims.

      In 2006, the Company recorded a net reduction to its provision for U.S. personal injury and other claims pursuant to the 2006 external actuarial studies. The reduction was mainly attributable to a decrease in the Company’s claims inventory as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries and lower settlements for existing claims.

      Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

U.S. GAAP	Canadian National Railway Company	47

Management’s Discussion and Analysis

      At December 31, 2006, 2005 and 2004, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2006	2005	2004

Balance January 1	$452	$438	$421
Accruals and other	(8)	61	94
Payments	(37)	(47)	(77)

Balance December 31	$407	$452	$438

      For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the probability level for the number of claims or severity would have the effect of changing the provision by approximately $35 million and the annual expense by approximately $6 million.

Environmental claims

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 23 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

      The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments occur and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

      In 2005, the Company recorded a liability related to a derailment at Wabamun Lake, Alberta, representing clean-up costs for the shoreline, fronting residences and First Nations Land, as explained in Note 18 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements. In 2006, this liability was adjusted for additional environmental and legal claims and reduced by payments made pursuant to the clean-up performed. At December 31, 2006, the Company has a receivable for the remaining estimated recoveries from the Company’s insurance carriers since the Company’s insurance policies are expected to cover substantially all expenses related to the derailment above the self-insured retention. Operating expenses in 2005 included approximately $28 million, of which $25 million was for environmental matters, related to this derailment, which represented the Company’s retention under its insurance policies and other uninsured costs. The ultimate liability for clean-up costs is not expected to materially differ from the current amount recorded, but any additional costs are expected to be offset by a corresponding change in the insurance receivable. The Company expects its insurance coverage to be adequate to cover any additional clean-up costs related to the derailment above its self-insured retention.

      At December 31, 2006, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. The final assessment stage can span multiple years. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

U.S. GAAP	Canadian National Railway Company	48

Management’s Discussion and Analysis

Unknown existing environmental concerns

The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the period they become known.

Future occurrences

In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2006, the Company’s expenses relating to specific environmental sites and remediation, net of recoveries, were $17 million ($37 million in 2005). Payments for such matters were $10 million, net of potential insurance recoveries, in 2006 ($24 million in 2005 and $8 million in 2004). As at December 31, 2006, the Company had aggregate accruals for such environmental costs of $131 million ($124 million as at December 31, 2005). The Company anticipates that the majority of the liability at December 31, 2006 will be paid out over the next five years. The Company also incurs expenses related to environmental regulatory compliance and clean-up requirements. Such expenses amounted to $10 million in 2006 ($9 million in 2005 and $10 million in 2004).

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation for railroad properties and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

      Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the Surface Transportation Board (STB). Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

      A change in the remaining useful life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $14 million.

     Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2007, the Company expects to finalize a comprehensive depreciation study of its U.S. rolling stock and equipment and to complete a depreciation study for its Canadian properties, plant and equipment and its U.S. track and roadway assets.

     In 2006, the Company recorded total depreciation and amortization expense of $653 million ($630 million in 2005 and $602 million in 2004). At December 31, 2006, the Company had Properties of $21,053 million, net of accumulated depreciation of $9,458 million ($20,078 million in 2005, net of accumulated depreciation of $9,347 million).

Pensions and other postretirement benefits

The Company has several pension plans with measurement dates of December 31 for the Canadian plans, and September 30 for the U.S. plans. The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

Recognition of the funded status of benefit plans

On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires the Company to recognize the over- or underfunded status of its various benefit plans in its Consolidated Balance Sheet. As such, on December 31, 2006, the Company increased its pension asset by $599 million, to $1,275 million, and decreased its pension and other postretirement benefits liability by $7 million, to $481 million. The Company will recognize changes in the funded status in the year in which the changes occur, through Other comprehensive income (loss).

U.S. GAAP	Canadian National Railway Company	49

Management’s Discussion and Analysis

The actuarial gains/losses and prior service costs/credits that arise during the period but are not recognized as components of net periodic benefit cost will be recognized as a component of Other comprehensive income (loss), net of tax. These amounts recognized in Accumulated other comprehensive loss will be adjusted as they are subsequently recognized as components of net periodic benefit cost. Prior to December 31, 2006, actuarial gains/losses and prior service costs/credits were deferred in their recognition, and amortized into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans. The adoption of SFAS No. 158 had no impact on years prior to 2006 as retrospective application was not allowed. This standard had no effect on the 2006 computation of net periodic benefit cost for pensions and other postretirement benefits. See Note 9 – Other liabilities and deferred credits and Note 13 – Pensions, to the Company’s Annual Consolidated Financial Statements, for the prospective application of SFAS No. 158 to the Company’s benefit plans.

      The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items in the Company’s Consolidated Balance Sheet at December 31, 2006:

	Assets		Liabilities					Shareholders’ equity

In millions	Pension	Total	Other postretirement benefits	Pension	(a)	Net deferred income tax	Total	Accumulated other comprehensive loss	Total

Balance at December 31, 2006 before
application of SFAS No. 158	$676	$23,405	$313	$175		$4,939	$13,995	$(458)	$9,410
Adjustments	599	599	(27)	20		192	185	414	414

Balance at December 31, 2006 after
application of SFAS No.158	$1,275	$24,004	$286	$195		$5,131	$14,180	$(44)	$9,824

(a)	On December 31, 2006, just prior to the adoption of SFAS No. 158, the Company had a minimum pension liability recorded of $17 million, with the offsetting amount recorded in Accumulated other comprehensive loss ($11 million after tax).

     At December 31, 2006 and 2005, the pension benefit obligation, accumulated postretirement benefit obligation (APBO), and other postretirement benefits liability were as follows:

In millions	December 31,	2006	2005

Pension benefit obligation		$14,545	$14,346
Accumulated postretirement benefit obligation		286	300
Other postretirement benefits liability		286	313

Calculation of net periodic benefit cost

The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” respectively. Under these standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, these standards allow for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

     In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which pursuant to SFAS No. 158, will be recognized in Other comprehensive income (loss) effective December 31, 2006. In accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets.The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

      The Company recorded consolidated net periodic benefit cost for pensions of $66 million, $17 million and $22 million in 2006, 2005 and 2004, respectively. Consolidated net periodic benefit cost for other postretirement benefits was $17 million, $24 million and $29 million in 2006, 2005 and 2004, respectively.

U.S. GAAP	Canadian National Railway Company	50

Management’s Discussion and Analysis

Discount rate assumption

The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a leading Canadian financial institution. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 5.12%, based on bond yields prevailing at December 31, 2006 (5.0% at December 31, 2005), was considered appropriate by the Company to match the approximately 12-year average duration of estimated future benefit payments. As a result, in 2007, the Company’s net periodic benefit cost for all plans is expected to decrease by approximately $35 million, since the cumulative unrecognized actuarial loss has decreased to $1,804 million at December 31, 2006 from $2,145 million at December 31, 2005, mainly resulting from an increase in the level of interest rates. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.

     For the year ended December 31, 2006, a one-percentage-point decrease in the 5.0% discount rate used to determine net periodic benefit cost at January 1, 2006 would have resulted in an increase of approximately $150 million in net periodic benefit cost, whereas a one-percentage-point increase would have resulted in a decrease of approximately $90 million, given that the Company amortizes actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold.

Expected long-term rate of return assumption

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which at December 31, 2006 exceeded the market-related value of Plan assets by $2,465 million, net periodic benefit cost would decrease by approximately $260 million for 2006, assuming all other assumptions remained constant. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2006, the Plan earned an annual average rate of return of 10.0%. The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2006	2005	2004	2003	2002

Actual	10.7%	20.5%	11.7%	9.6%	(0.3)%
Market-related value	11.4%	8.6%	6.3%	7.0%	7.4%
Expected	8.0%	8.0%	8.0%	8.0%	9.0%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $60 million.

Plan asset allocation

Based on the fair value of the assets held as at December 31, 2006, the Plan assets are comprised of 52% in Canadian and foreign equities, 38% in debt securities, 2% in real estate assets and 8% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

Rate of compensation increase and health care cost trend rate

Another significant assumption in the actuarial model for pension accounting is the rate of compensation increase, which is determined by the Company based upon its long-term plans for such increases. For 2006, a rate of compensation increase of 3.50% was used to determine the benefit obligation and 3.75% for the net periodic benefit cost.

     For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 13% in 2006, and it is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter. For the year ended December 31, 2006, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

U.S. GAAP	Canadian National Railway Company	51

Management’s Discussion and Analysis

Funding of pension plans

For pension funding purposes, an actuarial valuation is required at least on a triennial basis. However, the Company has conducted actuarial valuations on an annual basis to account for pensions. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2005 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $100 million in each of 2007, 2008 and 2009 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans. In 2005, the Canadian Institute of Actuaries (CIA) adopted a new standard to be used to calculate the values that pension plan members are entitled to receive upon termination of employment. This standard impacts the calculation of the pension plan liabilities under a solvency or wind-up scenario when the Company conducts an actuarial valuation for purposes of determining the funding position of the Company’s Canadian pension plans. This standard applies to current and future actuarial valuations and may significantly impact future funding requirements.

Information disclosed by major pension plan

The following table provides the Company’s plan assets by category, benefit obligation at end of year, and Company and employee contributions by major pension plan:

In millions	December 31, 2006	CN Pension Plan	BC Rail Ltd Pension Plan	U.S. and other plans	Total

Plan assets by category
Equity securities		$7,672	$289	$128	$8,089
Debt securities		5,708	255	68	6,031
Real estate		236	9	1	246
Other		1,196	44	19	1,259

Total		$14,812	$597	$216	$15,625

Benefit obligation at end of year		$13,590	$556	$399	$14,545

Company contributions in 2006		$85	$6	$21	$112

Employee contributions in 2006		$55	$–	$–	$55

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2006, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. In 2006, the taxation authorities completed their assessments of income tax returns filed for the years 1998 to 2001. Accordingly, the Company has made adjustments to its provision for income taxes in 2006. The Company believes that its provisions for income taxes at December 31, 2006 are adequate pertaining to any future assessments from the taxation authorities.

      The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other postretirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and the net pension asset. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $27 million in 2006.

U.S. GAAP	Canadian National Railway Company	52

Management’s Discussion and Analysis

      From time to time, the federal, provincial, and state governments enact new corporate tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2006, 2005 and 2004 and resulted in a deferred income tax recovery of $228 million, a deferred income tax expense of $14 million and a deferred income tax recovery of $5 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.

      In 2006, for certain items reported in Accumulated other comprehensive loss (a separate component of Shareholders’ equity), the Company adjusted its deferred income tax liability for changes in income tax rates applied to certain temporary differences and also for the income tax effect on the currency translation amount resulting from the difference between the accounting and tax basis of its net investment in foreign subsidiaries. As a result, the Company recorded a $180 million net charge for deferred income taxes in Other comprehensive income (loss).

      For the year ended December 31, 2006, the Company recorded total income tax expense of $642 million ($781 million in 2005 and $596 million in 2004) of which $3 million was for deferred income taxes, including the deferred income tax recovery of $277 million, resulting from the enactment of lower federal and provincial corporate tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes ($547 million in 2005 and $366 million in 2004). The Company’s net deferred income tax liability at December 31, 2006 was $5,131 million ($4,752 million at December 31, 2005).

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. Implicit in these statements, particularly in respect of growth opportunities, is the assumption that although a moderate slowdown in the North American economy is expected in the near term, the positive economic conditions in North America and globally are expected to continue. This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company; long distance trucking companies; and in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

      In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

      The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

U.S. GAAP	Canadian National Railway Company	53

Management’s Discussion and Analysis

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

      In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that are essential to the public health and welfare and that, as a common carrier, the Company has a duty to transport. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

      The ultimate cost of known contaminated sites cannot be definitively established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2006, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

As at December 31, 2006, CN employed a total of 15,232 employees in Canada, of which 12,183 were unionized employees.

      As of February 2007, the Company had in place labor agreements covering its entire Canadian unionized workforce. In September 2006, the Company began bargaining with the two unions whose agreements were to expire on December 31, 2006; namely the United Transportation Union (UTU), which represents conductors and yard coordinators, and the National Automobile Aerospace Transportation and General Workers Union of Canada (Canadian Auto Workers or CAW), which represents clerical and intermodal employees in one bargaining unit, shopcraft employees in a separate bargaining unit, as well as owner-operator truck drivers in a third bargaining unit. On January 14, 2007, the Company and the CAW reached tentative agreements covering all three bargaining units. The CAW completed its ratification process on January 29, 2007, and as a result, the collective agreements have been renewed for a four-year period ending December 31, 2010.

      With respect to the UTU negotiations, on November 20, 2006, the Minister of Labour (Canada) appointed two conciliation officers to assist with negotiations pursuant to a request from the UTU, which CN had opposed as being premature. Following a conciliation process and the completion of required legislated processes, the union claimed it was in a legal strike position, and the Company would have been legally permitted to lockout the members of the UTU bargaining unit or promulgate work rule changes unilaterally on February 9, 2007. On February 6, 2007, the UTU served a 72-hour advance strike notice to the Company and they commenced work stoppage on February 10, 2007. The Company is seeking to have the UTU work stoppage declared illegal. The UTU had also advised the Company that because the UTU-represented employees of the former BC Rail were legally members of its CN bargaining unit, it intended to bargain terms and conditions for those employees in conciliation along with its demands covering all its other members at CN. The Company intends to maintain its operations notwithstanding the work stoppage by the UTU-represented employees. Although there can be no assurance to such effect, the Company remains optimistic that a resolution can be reached quickly and that its operations will return to normal with minimal adverse effects on the Company’s financial position or results of operations. The Company also has an agreement with the UTU for its Northern Quebec line, which is set to expire on December 15, 2007.

      Following the acquisition of BC Rail, the Company reached implementing agreements in December 2004 for former BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements. In March 2005, under Section 18 of the Canada Labour Code, the Company had filed a request with the Canada Industrial Relations Board (CIRB) to amend the current bargaining agent certificates at BC Rail to correspond with those agents representing the same employee groups at CN. On March 9, 2006, the CIRB issued its final decision and granted the Company’s request to integrate the former BC Rail employees into CN’s bargaining unit structures. Subsequently, the CAW union requested that the CIRB reconsider its decision. On April 20, 2006, the CIRB rejected the CAW’s application and advised that its decision was final.

      In 2007, CN will begin bargaining with two other national unions whose agreements expire December 31, 2007. These agreements will remain in effect until bargaining and legal processes have been concluded.

      There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts

U.S. GAAP	Canadian National Railway Company	54

Management’s Discussion and Analysis

or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce

As at December 31, 2006, CN employed a total of 6,579 employees in the United States, of which 5,732 were unionized employees.

      As of February 2007, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Incorporated (GTW); Duluth, Winnipeg and Pacific (DWP); ICRR; CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railroad (DMIR); Bessemer & Lake Erie (BLE); and Pittsburgh & Conneaut Dock Company (PCD); and 98% of the unionized workforce at Wisconsin Central Transportation Corporation (WC). Agreements in place have various moratorium provisions, ranging from 2004 to 2011, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

     The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

      Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply. On July 19, 2006, one of the unions representing 250 GTW employees took a one-day strike action during the mediation process. However, a U.S. District Court subsequently determined that the strike action was improper and enjoined employees from further action. The employees returned to work and the Company continues to be in mediation with that union. There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to (i) regulation as to rate setting, level of service and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the Surface Transportation Board (STB) and (ii) safety regulation by the Federal Railroad Administration (FRA). As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate and service issues. In particular, the STB completed a proceeding on January 26, 2007 in which it reviewed the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service. Following its review, the STB directed carriers to change that practice and adjust their fuel surcharge programs within 90 days on a basis more closely related to the amount of fuel consumed on individual movements. The Company is evaluating the impact of the STB’s decision. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

      The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. While recent Congressional legislation and Coast Guard rulemakings have not adversely affected CN’s ownership of these vessels, no assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations or its competitive and financial position.

      With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. In the U.S., rail safety regulation is the responsibility of the FRA, which administers the Federal Rail Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation.

      The federal government carries out a review of Canadian transportation legislation periodically. The latest review resulted in a report to the Minister of Transport, released to the public on July 18, 2001, which contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released the policy document Straight Ahead —A Vision for Transportation in Canada. On March 24, 2005, the Minister of Transport tabled Bill C-44 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-44 was terminated when Parliament was dissolved on November 29, 2005 and has since been replaced by two separate pieces of legislation: Bill C-3 entitled International Bridges and Tunnels Act, tabled on April 24, 2006 and Bill C-11 entitled Transportation Amendment Act, tabled on May 4, 2006, relating to passenger service providers, noise, mergers and other issues. Also, the federal government

U.S. GAAP	Canadian National Railway Company	55

Management’s Discussion and Analysis

is currently engaged in a consultative process relating to shipper-railway relationships. On December 14, 2006, the federal government announced a full review of the Railway Safety Act. Members of the panel to conduct the review are expected to be appointed in early 2007 and are expected to submit their report in the fall of 2007. No assurance can be given that any future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s financial position or results of operations.

      The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry, and additional legislation was introduced in 2006. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

      The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities. These also include participation in CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic. Recently, the U.S. Department of Agriculture (USDA) issued a proposed interim rule, which would remove the current exemption from inspection for imported fruits and vegetables grown in Canada and the exemptions for all transport modes from the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada. The rule was originally scheduled to take effect on November 24, 2006, but the USDA deferred implementation for surface modes until March 1, 2007.

      The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. In addition to recommended security action items for the rail transportation of toxic inhalation hazard (TIH) materials jointly announced by the TSA and the FRA on June 23, 2006 and November 21, 2006, the TSA and the PHMSA also separately issued, on December 21, 2006, related notices of proposed rulemakings. Among other things, the TSA’s regulations would require rail carriers operating within the U.S. to provide upon request, within one hour, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials, and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers. The PHMSA’s regulations would require carriers to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

      While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

      Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

      As part of the Security and Prosperity Partnership entered into in 2005 by the Presidents of the United States and Mexico and the Prime Minister of Canada, as a trilateral effort to increase security and enhance prosperity among Canada, the U.S. and Mexico, a North American Competitiveness Council has been created. The Council is intended to engage the private sector as partners with the governments of the three countries in finding solutions to North American trade and security issues in the context of the Security and Prosperity Partnership. The Prime Minister has designated the Company’s President and Chief Executive Officer as a member of the Council, and CN will be active in the Council’s activities.

U.S. GAAP	Canadian National Railway Company	56

Management’s Discussion and Analysis

      The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program to help mitigate the impact of rising fuel prices. No assurance can be given that continued increases in fuel prices or supply disruptions will not materially adversely affect the Company’s operations or its financial position.

      Overall return in the capital markets, and the level of interest rates, affect the funded status of the Company’s pension plans as well as the Company’s results of operations. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations. The funding requirements, as well as the impact on the results of operations, will be determined following the completion of future actuarial valuations.

      Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

      The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $11 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

      Should a significant economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company may be adversely affected.

      In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. In recent years, severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2006, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

      During the fourth quarter ending December 31, 2006, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

      During 2006, in the course of its evaluation, management had identified certain deficiencies in its internal control over financial reporting which the Company does not believe, either individually or in the aggregate, resulted in a material weakness to its internal control over financial reporting.

      As of December 31, 2006, management has assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2006, and issued Management’s Report on Internal Control over Financial Reporting dated February 12, 2007 to that effect.

Additional information, including the Company’s 2006 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

Montreal, Canada
February 12, 2007

U.S. GAAP	Canadian National Railway Company	57

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

     Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2006.

      KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 and has also expressed an unqualified opinion on the Company’s 2006 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 12, 2007.

E. Hunter Harrison
President and Chief Executive Officer

February 12, 2007

Claude Mongeau
Executive Vice-President and Chief Financial Officer

February 12, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company:

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with generally accepted accounting principles in the United States.

      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 12, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP
Chartered Accountants

Montreal, Canada
February 12, 2007

U.S. GAAP	Canadian National Railway Company	58

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company:

We have audited management’s assessment, included in the accompanying management report on internal control over financial reporting, that the Canadian National Railway Company (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

      We also have audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 12, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Chartered Accountants

Montreal, Canada
February 12, 2007

U.S. GAAP	Canadian National Railway Company	59

Consolidated Statement of Income

In millions, except per share data	Year ended December 31,	2006	2005	2004

Revenues
Petroleum and chemicals		$1,173	$1,096	$1,059
Metals and minerals		885	837	714
Forest products		1,745	1,738	1,505
Coal		375	331	284
Grain and fertilizers		1,259	1,119	1,063
Intermodal		1,420	1,270	1,117
Automotive		514	514	510
Other items		345	335	296

Total revenues		7,716	7,240	6,548

Operating expenses
Labor and fringe benefits		1,800	1,841	1,819
Purchased services and material		845	814	746
Depreciation and amortization		650	627	598
Fuel		890	725	528
Equipment rents		198	192	244
Casualty and other		303	417	445

Total operating expenses		4,686	4,616	4,380

Operating income		3,030	2,624	2,168
Interest expense		(312)	(299)	(294)
Other income (loss) (Note 14)		11	12	(20)

Income before income taxes		2,729	2,337	1,854
Income tax expense (Note 15)		(642)	(781)	(596)

Net income		$2,087	$1,556	$1,258

Earnings per share (Note 17)
Basic		$3.97	$2.82	$2.21
Diluted		$3.91	$2.77	$2.17

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	60

Consolidated Statement of Comprehensive Income

In millions	Year ended December 31,	2006	2005	2004

Net income		$2,087	$1,556	$1,258
Other comprehensive income (loss) (Note 20) :
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations		32	(233)	(428)
Translation of U.S. dollar-denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries		(33)	152	326
Pension and other postretirement benefit plans adjustment:
Minimum pension liability adjustment (Note 13)		1	4	8
Derivative instruments (Note 19) :
Increase (decrease) in unrealized holding gains on fuel derivative instruments		(57)	(35)	54
Realized gain on settlement of interest rate swaps		–	–	12

Other comprehensive loss before income taxes		(57)	(112)	(28)
Income tax recovery (expense) on other comprehensive loss		(179)	38	9

Other comprehensive loss		(236)	(74)	(19)

Comprehensive income		$1,851	$1,482	$1,239

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	61

Consolidated Balance Sheet

In millions	December 31,	2006	2005

Assets

Current assets
Cash and cash equivalents		$179	$62
Accounts receivable (Note 4)		692	623
Material and supplies		189	151
Deferred income taxes (Note 15)		84	65
Other		192	248

		1,336	1,149
Properties (Note 5)		21,053	20,078
Intangible and other assets (Note 6)		1,615	961

Total assets		$24,004	$22,188

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued charges (Note 8)		$1,823	$1,478
Current portion of long-term debt (Note 10)		218	408
Other		73	72

		2,114	1,958
Deferred income taxes (Note 15)		5,215	4,817
Other liabilities and deferred credits (Note 9)		1,465	1,487
Long-term debt (Note 10)		5,386	4,677

Shareholders’ equity
Common shares (Note 11)		4,459	4,580
Accumulated other comprehensive loss (Note 20)		(44)	(222)
Retained earnings		5,409	4,891

		9,824	9,249

Total liabilities and shareholders’ equity		$24,004	$22,188

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	62

Consolidated Statement of Changes in Shareholders' Equity

	Issued and		Accumulated
	outstanding		other		Total
	common	Common	comprehensive	Retained	shareholders’
In millions	shares	shares	loss	earnings	equity

Balances December 31, 2003	568.4	$4,664	$(129)	$3,897	$8,432
Net income	–	–	–	1,258	1,258
Stock options exercised and other (Notes 11, 12)	5.8	108	–	–	108
Share repurchase program (Note 11)	(8.0)	(66)	–	(207)	(273)
Other comprehensive loss (Note 20)	–	–	(19)	–	(19)
Dividends ($0.39 per share)	–	–	–	(222)	(222)

Balances December 31, 2004	566.2	4,706	(148)	4,726	9,284
Net income	–	–	–	1,556	1,556
Stock options exercised and other (Notes 11, 12)	6.6	176	–	–	176
Share repurchase programs (Note 11)	(36.0)	(302)	–	(1,116)	(1,418)
Other comprehensive loss (Note 20)	–	–	(74)	–	(74)
Dividends ($0.50 per share)	–	–	–	(275)	(275)

Balances December 31, 2005	536.8	4,580	(222)	4,891	9,249
Net income	–	–	–	2,087	2,087
Stock options exercised and other (Notes 11, 12)	5.1	133	–	–	133
Share repurchase programs (Note 11)	(29.5)	(254)	–	(1,229)	(1,483)
Other comprehensive loss (Note 20)	–	–	(236)	–	(236)
Adjustment to Accumulated other comprehensive loss
(Notes 2, 9, 13, 20)	–	–	414	–	414
Dividends ($0.65 per share)	–	–	–	(340)	(340)

Balances December 31, 2006	512.4	$4,459	$(44)	$5,409	$9,824

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	63

Consolidated Statement of Cash Flows

In millions	Year ended December 31,	2006	2005	2004

Operating activities
Net income		$2,087	$1,556	$1,258
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization		653	630	602
Deferred income taxes (Note 15)		3	547	366
Other changes in:
Accounts receivable (Note 4)		(17)	142	(233)
Material and supplies		(36)	(25)	10
Accounts payable and accrued charges		197	(156)	5
Other net current assets and liabilities		58	8	21
Other		5	3	110

Cash provided from operating activities		2,950	2,705	2,139

Investing activities
Property additions		(1,298)	(1,180)	(1,072)
Acquisitions, net of cash acquired (Note 3)		(84)	–	(1,531)
Other, net		33	105	192

Cash used by investing activities		(1,349)	(1,075)	(2,411)

Financing activities
Issuance of long-term debt		3,308	2,728	8,277
Reduction of long-term debt		(3,089)	(2,865)	(7,579)
Issuance of common shares due to exercise of stock options and
related excess tax benefits realized (Note 12)		120	115	86
Repurchase of common shares (Note 11)		(1,483)	(1,418)	(273)
Dividends paid		(340)	(275)	(222)

Cash provided from (used by) financing activities		(1,484)	(1,715)	289

Net increase (decrease) in cash and cash equivalents		117	(85)	17
Cash and cash equivalents, beginning of year		62	147	130

Cash and cash equivalents, end of year		$179	$62	$147

Supplemental cash flow information
Net cash receipts from customers and other		$7,733	$7,375	$6,501
Net cash payments for:
Employee services, suppliers and other expenses		(3,918)	(3,872)	(3,628)
Interest		(294)	(306)	(282)
Workforce reductions (Note 9)		(45)	(87)	(93)
Personal injury and other claims (Note 18)		(107)	(92)	(106)
Pensions (Note 13)		(112)	(127)	(161)
Income taxes (Note 15)		(307)	(186)	(92)

Cash provided from operating activities		$2,950	$2,705	$2,139

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	64

Notes to Consolidated Financial Statements

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Great Lakes Transportation LLC’s railroads and related holdings (GLT) and the former BC Rail for which the Company acquired control and consolidated effective May 10, 2004 and July 14, 2004, respectively. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. Costs associated with movements are recognized as the service is performed. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-contained foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (Note 20).

      The Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectibility and considers historical experience as well as known trends or uncertainties related to account collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Major overhauls and large refurbishments are also capitalized when they result in an extension to the useful life or increase the functionality of the asset. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

      The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

      Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for

U.S. GAAP	Canadian National Railway Company	65

Notes to Consolidated Financial Statements

1 Summary of significant accounting policies (continued)

classification as held for sale whereas losses resulting from significant line abandonments are recognized in the statement of income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate

Track and roadway	2%
Rolling stock	3%
Buildings	3%
Information technology	12%
Other	5%

      The Company follows the group method of depreciation for railroad properties and, as such, conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

I. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through recent acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

(ii)	the interest cost of pension obligations,

(iii)	the expected long-term return on pension fund assets,

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans, and

(v)	the amortization of cumulative net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

      The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Postretirement benefits other than pensions

The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits and free rail travel benefits.

      The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

L. Personal injury and other claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.

      In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments occur and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments

The Company uses derivative financial instruments from time to time in the management of its fuel, interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards over the period during which an employee is required to provide service (vesting period). The Company also follows the fair value based approach for cash settled awards and has prospectively applied this method of accounting to all cash settled awards granted, modified or settled on

U.S. GAAP	Canadian National Railway Company	66

Notes to Consolidated Financial Statements

or after January 1, 2006, as explained in Note 2 – Accounting changes. Compensation cost for cash settled awards is based on the fair value of the awards at period-end. See Note 12 – Stock plans, for the assumptions used to determine fair value and for other required disclosures.

Q. Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires an employer to measure the defined benefit plan assets and the projected benefit obligation as of the date of the employer’s fiscal year-end statement of financial position. The requirement is effective for fiscal years ending after December 15, 2008. Pursuant to the Statement, this requirement will be applied prospectively. Although the Company uses a measurement date of September 30 for its U.S. pension and other postretirement plans, the Company does not expect this standard to have a significant impact on its financial statements. SFAS No. 158 also requires the recognition of the funded status of a benefit plan as well as other disclosure requirements, which were adopted on December 31, 2006. See Note 2 – Accounting changes.

In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108 to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 did not have an impact on the Company’s financial statements.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition, and is effective for fiscal years beginning after December 15, 2006. Based on the Company’s preliminary assessment of the impact of FIN No. 48, the adoption of this Interpretation on January 1, 2007 is expected to decrease the net deferred income tax liability and increase Retained earnings by approximately $100 million.

2 Accounting changes

2006

Stock-based compensation

On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement.

      The Company adopted SFAS No. 123(R) using the modified prospective approach, which requires application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service had not been rendered as at such date. Since January 1, 2003, the Company has been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements have not been restated to reflect the impact of SFAS No. 123(R).

      For the year ended December 31, 2006, the application of SFAS No. 123(R) had the effect of increasing stock-based compensation expense and decreasing net income by $16 million and $12 million, respectively, or $0.02 per basic and diluted earnings per share. Disclosures prescribed by SFAS No. 123(R) for the Company’s various stock-based compensation plans are presented in Note 12 – Stock plans.

Pension and other postretirement plans

On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires the Company to recognize the over- or underfunded status of its various benefit plans in its Consolidated Balance Sheet. As such, on December 31, 2006, the Company increased its pension asset by $599 million, to $1,275 million, and decreased its pension and other postretirement benefits liability by $7 million, to $481 million. The Company will recognize changes in the funded status in the year in which the changes occur, through Other comprehensive income (loss). The actuarial gains/losses and prior service costs/credits that arise during the period but are not recognized as components of net periodic benefit cost will be recognized as a component of Other comprehensive income (loss), net of tax. These amounts recognized in Accumulated other comprehensive loss will be adjusted as they are subsequently recognized as components of net periodic benefit cost. Prior to December 31, 2006, actuarial gains/losses and prior service costs/credits were deferred in their recognition, and amortized into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans. The adoption of SFAS No. 158 had no impact on years prior to 2006 as retrospective application was not allowed. This standard had no effect on the 2006 computation of net periodic benefit cost for pensions and other postretirement benefits. See Note 9 – Other liabilities and deferred credits and Note 13 – Pensions, for the prospective application of SFAS No. 158 to the Company’s benefit plans.

U.S. GAAP	Canadian National Railway Company	67

Notes to Consolidated Financial Statements

2 Accounting changes (continued)

     The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items in the Company’s Consolidated Balance Sheet at December 31, 2006:

	Assets		Liabilities					Shareholders’ equity

In millions	Pension	Total	Other postretirement benefits	Pension	(1)	Net deferred income tax	Total	Accumulated other comprehensive loss	Total

Balance at December 31, 2006
before application of SFAS
No. 158	$676	$23,405	$313	$175		$4,939	$13,995	$(458)	$9,410
Adjustments	599	599	(27)	20		192	185	414	414

Balance at December 31, 2006
after application of SFAS
No. 158	$1,275	$24,004	$286	$195		$5,131	$14,180	$(44)	$9,824

(1)	On December 31, 2006, just prior to the adoption of SFAS No. 158, the Company had a minimum pension liability recorded of $17 million, with the offsetting amount recorded in Accumulated other comprehensive loss ($11 million after tax).

2005

Conditional asset retirement obligations

Effective December 31, 2005, the Company adopted the recommendations of FIN No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143.” The Interpretation clarifies that an obligation to perform an asset retirement activity exists, even if there may be uncertainty about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred, generally upon acquisition, construction, or development and/or through the normal operation of the asset, if the fair value of the liability can be reasonably estimated. This standard had no impact on the Company’s financial statements.

3 Acquisitions

In 2006, the Company acquired the following three entities for a total acquisition cost of $84 million, paid in cash:

(i)	Alberta short-line railways, composed of the 600-mile Mackenzie Northern Railway, the 118-mile Lakeland & Waterways Railway and the 21-mile Central Western Railway,

(ii)	Savage Alberta Railway, Inc., a 345-mile short-line railway, and

(iii)	the remaining 51% of SLX Canada Inc., a company engaged in equipment leasing in which the Company previously had a 49% interest that had been consolidated.

In 2004, the Company acquired the following entities for a total acquisition cost of $1,538 million, financed by debt and cash on hand:

(i)	BC Rail, acquired on July 14, 2004 for an acquisition cost of $991 million, which included purchase price adjustments and transaction costs, and

(ii)	Great Lakes Transportation LLC’s railroads and related holdings, acquired on May 10, 2004, for an acquisition cost of U.S.$395 million (Cdn$547 million), which included purchase price adjustments and transaction costs.

All acquisitions were accounted for using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the dates of acquisition.

4 Accounts receivable

In millions	December 31,	2006	2005

Freight		$398	$330
Non-freight		313	314

		711	644
Allowance for doubtful accounts		(19)	(21)

		$692	$623

      The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserves as stipulated in the agreement. This program replaced the Company’s previous accounts receivable securitization program that was set to expire in June 2006.

      The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At December 31, 2006, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

      The Company accounted for the securitization programs as sales, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.

      At December 31, 2006, the Company had sold receivables that resulted in proceeds of $393 million under the new accounts receivable securitization program ($489 million at December 31, 2005 under the previous program), and recorded the retained interest, which represents the required reserves, of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2005).

      Other income (loss) included $12 million in 2006, $16 million in 2005 and $9 million in 2004, for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

U.S. GAAP	Canadian National Railway Company	68

Notes to Consolidated Financial Statements

5 Properties

In millions	December 31, 2006			December 31, 2005

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Track and roadway (1)	$22,579	$6,445	$16,134	$21,792	$6,388	$15,404
Rolling stock	4,833	1,676	3,157	4,581	1,642	2,939
Buildings	1,251	609	642	1,232	591	641
Information technology	622	101	521	646	133	513
Other	1,226	627	599	1,174	593	581

	$30,511	$9,458	$21,053	$29,425	$9,347	$20,078

Capital leases included in properties
Track and roadway (1)	$450	$25	$425	$451	$16	$435
Rolling stock	1,442	275	1,167	1,348	279	1,069
Buildings	38	3	35	38	4	34
Information technology	20	6	14	19	4	15
Other	188	41	147	144	24	120

	$2,138	$350	$1,788	$2,000	$327	$1,673

(1)	Includes the cost of land of $1,746 million and $1,732 million as at December 31, 2006 and 2005, respectively, of which $108 million was for right-of-way access and was recorded as a capital lease in both years.

6 Intangible and other assets

In millions	December 31,	2006	2005

Pension asset (previously Prepaid benefit cost) (Notes 2, 13)		$1,275	$621
Investments (A)		142	132
Other receivables		95	102
Intangible assets (B)		65	66
Unamortized debt issue costs		32	31
Other		6	9

		$1,615	$961

A. Investments

As at December 31, 2006, the Company had $134 million ($124 million at December 31, 2005) of investments accounted for under the equity method and $8 million ($8 million at December 31, 2005) of investments accounted for under the cost method. Included in investments is the Company’s 32% ownership in English Welsh and Scottish Railway (EWS), a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel tunnel. The Company’s ownership in EWS is accounted for using the equity method. At December 31, 2006, the excess of the Company’s share of the book value of EWS’ net assets over the carrying value of the investment was not significant.

B. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through acquisitions.

7 Credit facility

In October 2006, the Company amended its U.S.$1,000 million revolving credit facility, improving the pricing parameters and extending the maturity from March 2010 to October 2011. Other terms of the facility remained substantially the same. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, the customary limitation on debt as a percentage of total capitalization, with which the Company has been in compliance. The Company’s borrowings of U.S.$15 million (Cdn$17 million) outstanding at December 31, 2005 (average interest rate of 4.66%) were entirely repaid in the first quarter of 2006. As at December 31, 2006, the Company had no outstanding borrowings under its revolving credit facility and had letters of credit drawn of $308 million ($316 million as at December 31, 2005).

      The Company’s commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2006, the Company had no commercial paper outstanding, and U.S.$367 million (Cdn$427 million) outstanding at an average interest rate of 4.40%, as at December 31, 2005.

8 Accounts payable and accrued charges

In millions	December 31,	2006	2005

Income and other taxes		$566	$261
Trade payables		529	475
Payroll-related accruals		232	207
Accrued charges		184	226
Accrued interest		124	101
Personal injury and other claims provision		115	115
Workforce reduction provisions		23	49
Other		50	44

		$1,823	$1,478

U.S. GAAP	Canadian National Railway Company	69

Notes to Consolidated Financial Statements

9 Other liabilities and deferred credits

In millions	December 31,	2006	2005

Personal injury and other claims provision,
net of current portion		$487	$542
Other postretirement benefits liability, net of current portion
(previously Accrual for postretirement benefits other
than pensions) (A)		269	289
Pension liability (previously Accrued benefit cost for
pensions) (Note 13)		195	150
Environmental reserve, net of current portion		106	99
Workforce reduction provisions, net of current portion (B)		74	93
Minimum pension liability (Note 13)		–	18
Deferred credits and other		334	296

		$1,465	$1,487

A. Other postretirement benefits liability

On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” as explained in Note 2 – Accounting changes. The following disclosures in relation to the Company’s other postretirement benefit plans are made pursuant to SFAS No. 158 requirements.

(i) Obligations and funded status

In millions	Year ended December 31,	2006	2005

Change in benefit obligation
Benefit obligation at beginning of year		$300	$319
Amendments		2	(4)
Transfer from other plan		–	8
Actuarial gain		(19)	(20)
Interest cost		16	19
Service cost		4	5
Foreign currency changes		–	(8)
Benefits paid		(17)	(19)

Benefit obligation at end of year		$286	$300

Unfunded status		$286	$300

The Company uses a measurement date of September 30 for its U.S. plans and December 31 for its Canadian plans.

(ii) Amount recognized in the Consolidated Balance Sheet

In millions	December 31,	2006	2005

Current liabilities		$17	$24
Noncurrent liabilities		269	289

Total amount recognized (1)		$286	$313

(1)	At December 31, 2005, the amount recognized in the Consolidated Balance Sheet of $313 million differs from the unfunded status of $300 million given the prospective application of SFAS No. 158. The difference of $13 million represents the unrecognized net actuarial gain of $24 million, offset by the unrecognized prior service cost of $11 million existing at December 31, 2005.

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 20) (1)

In millions	December 31,	2006

Net actuarial gain		$34
Prior service cost		(7)

(1)     Recognized on December 31, 2006 pursuant to SFAS No. 158.

(iv) Components of net periodic benefit cost

In millions	Year ended December 31,	2006	2005	2004

Service cost		$4	$5	$8
Interest cost		16	19	17
Amortization of prior service cost		2	1	3
Recognized net actuarial (gain) loss		(5)	(1)	1

Net periodic benefit cost		$17	$24	$29

      The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $1 million and $3 million, respectively.

(v) Weighted-average assumptions

The following assumptions are used in accounting for other postretirement benefits:

	December 31,	2006	2005	2004

To determine benefit obligation
Discount rate		5.44%	5.30%	5.90%
Rate of compensation increase		3.50%	3.75%	3.75%
To determine net periodic benefit cost
Discount rate		5.30%	5.90%	6.00%
Rate of compensation increase		3.75%	3.75%	3.75%

(vi) Health care cost trend rate

For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 12% for 2007 and 13% for 2006. It is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter.

      A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point

	Increase	Decrease

Effect on total service and interest costs	$2	$(2)
Effect on benefit obligation	24	(20)

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003,” adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the accumulated postretirement benefit obligation (APBO) as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

U.S. GAAP	Canadian National Railway Company	70

Notes to Consolidated Financial Statements

(vii) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2007	$17
2008	17
2009	19
2010	19
2011	19
Years 2012 to 2016	107

B. Workforce reduction provisions

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next five years. In 2006, net charges and adjustments did not have any effect on the provisions and decreased the provisions by $10 million for the year ended December 31, 2005. Payments have reduced the provisions by $45 million for the year ended December 31, 2006 ($87 million for the year ended December 31, 2005). As at December 31, 2006, the aggregate provisions, including the current portion, amounted to $97 million ($142 million as at December 31, 2005).

10 Long-term debt

		Currency
		in which	December 31,
In millions	Maturity	payable	2006	2005

Debentures and notes: (A)

Canadian National series:
4.25% 5-year notes (B)	Aug. 1, 2009	U.S.$	$350	$349
6.38% 10-year notes (B)	Oct. 15, 2011	U.S.$	466	465
4.40% 10-year notes (B)	Mar. 15, 2013	U.S.$	466	465
5.80% 10-year notes (B)	May 31, 2016	U.S.$	291	–
6.80% 20-year notes (B)	July 15, 2018	U.S.$	233	233
7.63% 30-year debentures	May 15, 2023	U.S.$	175	174
6.90% 30-year notes (B)	July 15, 2028	U.S.$	554	552
7.38% 30-year debentures (B)	Oct. 15, 2031	U.S.$	233	233
6.25% 30-year notes (B)	Aug. 1, 2034	U.S.$	583	582
6.20% 30-year notes (B)	May 31, 2036	U.S.$	524	–
6.71% Puttable Reset Securities PURSSM (B)(C)	July 15, 2036	U.S.$	291	–
6.45% Puttable Reset Securities PURSSM (C)	July 15, 2006	U.S.$	–	291

Illinois Central series:
6.98% 12-year notes	July 12, 2007	U.S.$	58	58
6.63% 10-year notes	June 9, 2008	U.S.$	23	23
5.00% 99-year income debentures	Dec. 1, 2056	U.S.$	9	9
7.70% 100-year debentures	Sept. 15, 2096	U.S.$	146	145

Wisconsin Central series:
6.63% 10-year notes	April 15, 2008	U.S.$	175	174

			4,577	3,753
BC Rail series:
Non-interest bearing 90-year subordinated notes (D)	July 14, 2094	CDN$	842	842

Total debentures and notes			5,419	4,595

Other:
Revolving credit facility (A) (Note 7)		U.S.$	–	17
Commercial paper (E) (Note 7)		U.S.$	–	427
Capital lease obligations and other (F)		Various	1,038	897

Total other			1,038	1,341

			6,457	5,936
Less:
Current portion of long-term debt			218	408
Net unamortized discount			853	851

			1,071	1,259

			$5,386	$4,677

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

U.S. GAAP	Canadian National Railway Company	71

Notes to Consolidated Financial Statements

10 Long-term debt (continued)

C. On July 15, 2006, the interest rate on the Company’s U.S.$250 million Puttable Reset Securities PURSSM (PURS) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The PURS were originally issued in July 1998 at the rate of 6.45% with an option to call the securities on July 15, 2006 (the reset date). The call option holder exercised the call option, which resulted in the remarketing of the original PURS. The new interest rate was determined according to a preset mechanism based on prevailing market conditions. The Company did not receive any cash proceeds from the remarketing.

      The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company’s shelf prospectus and registration statement.

D. The Company records these notes as a discounted debt of $6 million, using an imputed interest rate of 5.75% . The discount of $836 million is included in the net unamortized discount.

E. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility.

F. During 2006, the Company recorded $264 million ($222 million in 2005) in assets it acquired through equipment leases, including $3 million for assets held for sale, for which an equivalent amount was recorded in debt.

     Interest rates for capital lease obligations range from approximately 3.0% to 7.9% with maturity dates in the years 2007 through 2025. The imputed interest on these leases amounted to $384 million as at December 31, 2006 and $360 million as at December 31, 2005.

     The capital lease obligations are secured by properties with a net carrying amount of $1,368 million as at December 31, 2006 and $1,243 million as at December 31, 2005.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2006, for the next five years and thereafter, are as follows:

In millions

2007	$218
2008	274
2009	446
2010	40
2011	571
2012 and thereafter	4,055

H. The aggregate amount of debt payable in U.S. currency as at December 31, 2006 was U.S.$4,636 million (Cdn$5,403 million) and U.S.$4,169 million (Cdn$4,849 million) as at December 31, 2005.

I. The Company has U.S.$550 million available under its currently effective shelf prospectus and registration statement, expiring in June 2008, providing for the issuance of debt securities in one or more offerings.

11 Capital stock

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

Unlimited number of Common Shares, without par value
Unlimited number of Class A Preferred Shares, without par value, issuable in series
Unlimited number of Class B Preferred Shares, without par value, issuable in series

B. Issued and outstanding common shares

During 2006, the Company issued 5.1 million shares (6.6 million shares in 2005 and 5.8 million shares in 2004) related to stock options exercised. The total number of common shares issued and outstanding was 512.4 million as at December 31, 2006.

C. Share repurchase programs

In July 2006, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2006, under this current share repurchase program, 15.5 million common shares have been repurchased for $766 million, at an average price of $49.43 per share.

U.S. GAAP	Canadian National Railway Company	72

Notes to Consolidated Financial Statements

      In June 2006, the Company ended its previous 32.0 million share repurchase program, which began July 25, 2005, repurchasing a total of 30.0 million common shares for $1,388 million, at an average price of $46.26 per share. Of this amount, 14.0 million common shares were repurchased in 2006 for $717 million, at an average price of $51.24 per share.

D. Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN payable for each share held. The stock dividend was paid on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the previous share repurchase program were adjusted to reflect the issuance of additional shares or options due to the stock split. All share and per share data have been adjusted to reflect the stock split.

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A. Employee Share Investment Plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

      Participation at December 31, 2006 was 12,590 employees (11,010 at December 31, 2005 and 10,073 at December 31, 2004). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 1.3 million in 2006, 1.6 million in 2005 and 1.4 million in 2004, resulting in a pretax charge to income of $15 million, $12 million and $11 million for the years ended December 31, 2006, 2005 and 2004, respectively.

B. Stock-based compensation plans

Compensation cost for awards under all stock-based compensation plans was $79 million, $120 million and $65 million for the years ended December 31, 2006, 2005 and 2004, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2006, 2005 and 2004 was $22 million, $34 million and $18 million, respectively.

(i) Cash settled awards

Restricted share units

The Company has granted restricted share units (RSUs), 0.8 million in 2006, 0.9 million in 2005, and 2.3 million in 2004, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and relating to the Company’s share price during the three-month period ending December 31, 2008 for the 2006 grant and December 31, 2007 for the 2005 grant. The 2004 grant was subject to accelerated payout if specified targets related to the Company’s 20-day average share price were attained during the period ending December 31, 2005. Given that these targets were met, vesting of the 2004 grant was accelerated and increased to its maximum allowable amount under the plan, resulting in a payout of $105 million. Of this amount, $41 million was converted into deferred share units at December 31, 2005, and the remaining payout of $64 million was paid in cash in January 2006. As at December 31, 2006, a minimal amount of RSUs remained authorized for future issuance under this plan.

Vision 2008 Share Unit Plan

In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 31, 2008, entitling designated senior management employees to receive cash payout in January 2009. The Company granted 0.8 million share units which vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. The award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. As at December 31, 2006, 0.2 million share units remained authorized for future issuance under this plan.

Voluntary Incentive Deferral Plan

The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of

U.S. GAAP	Canadian National Railway Company	73

Notes to Consolidated Financial Statements

12 Stock plans (continued)

the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

Mid-term incentive share unit plan

The 2001 mid-term incentive share unit plan entitled designated senior management employees to receive payout on June 30, 2004. The share units vested conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending June 30, 2004. On June 30, 2004, upon the partial attainment of these targets, the Company recorded additional compensation cost of $13 million based on the number of share units vested multiplied by the Company’s share price on such date.

The following table provides the 2006 activity for all cash settled awards:

	RSUs		Vision		VIDP

In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested

Outstanding at December 31, 2005	1.2	–	0.8	–	0.4	1.7
Granted	0.8	–	–	–	–	–
Forfeited	–	–	–	–	–	–
Vested during period	–	–	–	–	(0.1)	0.1
Conversion into VIDP	–	–	–	–	–	0.1

Outstanding at December 31, 2006	2.0	–	0.8	–	0.3	1.9

     Additional disclosures required under SFAS No. 123(R) for cash settled awards are provided in tabular format herein.

(ii) Stock option awards

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2006, 15.2 million common shares remained authorized for future issuances under these plans.

      Options issued by the Company include conventional options, which vest over a period of time; performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment; and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. As at December 31, 2006, the Company’s performance and performance-accelerated stock options were fully vested.

      For 2006 and 2005, the Company granted approximately 1.1 million and 1.3 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.

      The total number of options outstanding at December 31, 2006, for conventional, performance and performance-accelerated options was 12.1 million, 0.8 million and 4.0 million, respectively.

U.S. GAAP	Canadian National Railway Company	74

Notes to Consolidated Financial Statements

      The following table provides the activity of stock option awards during 2006, and for options outstanding and exercisable at December 31, 2006, the weighted-average exercise price, the weighted-average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price at December 31, 2006 of $50.07, which would have been received by option holders had they exercised their options on such date.

	Options outstanding				Nonvested options

		Weighted-	Weighted-			Weighted-
	Number of	average	average years	Aggregate	Number of	average grant
	options	exercise price	to expiration	intrinsic value	options	date fair value

	In millions			In millions	In millions

Outstanding at December 31, 2005 (1)	21.0	$20.95			5.4	$8.47
Granted	1.1	$51.51			1.1	$13.80
Forfeited	(0.1)	$34.78			N/A	N/A
Exercised	(5.1)	$19.69			N/A	N/A
Vested	N/A	N/A			(4.4)	$8.30

Outstanding at December 31, 2006 (1)	16.9	$23.29	5.1	$452	2.1	$11.61

Exercisable at December 31, 2006 (1)	14.8	$20.44	4.7	$439	N/A	N/A

(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

     As at December 31, 2006, stock options outstanding and exercisable by range of exercise prices were as follows:

	Options outstanding			Options exercisable

		Weighted-	Weighted-		Weighted-
	Number of	average years	average	Number of	average
Range of exercise prices	options	to expiration	exercise price	options	exercise price

	In millions			In millions

$9.07–$12.61	1.9	2.1	$11.53	1.9	$11.53
$13.54–$19.83	3.2	3.4	$16.06	3.2	$16.06
$20.27–$28.26	9.4	5.5	$23.30	9.4	$23.30
$34.01–$40.55	1.3	8.1	$34.93	0.3	$34.92
$45.18–$55.57	1.1	9.1	$51.97	–	N/A

Balance at December 31, 2006 (1)	16.9	5.1	$23.29	14.8	$20.44

(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

      The following table provides information related to options exercised during the years ended December 31, 2006, 2005 and 2004:

In millions	Year ended December 31,	2006	2005	2004

Total intrinsic value		$156	$139	$91
Cash received upon exercise of options		101	115	86
Related tax benefits realized		19	21	12

      Prior to January 1, 2006, the Company followed the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, and measured cash settled awards at their intrinsic value at period-end. For the years ended December 31, 2005 and 2004, if compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

In millions, except per share data Year ended December 31,	2005	2004

Net income, as reported	$1,556	$1,258
Add (deduct) compensation cost, net of applicable taxes,
determined under:
Fair value method for all awards granted after
Jan. 1, 2003 (SFAS No. 123)	86	38
Intrinsic value method for performance-based awards
granted prior to 2003 (APB 25)	–	9
Fair value method for all awards (SFAS No. 123)	(110)	(78)

Pro forma net income	$1,532	$1,227

Basic earnings per share, as reported	$2.82	$2.21
Basic earnings per share, pro forma	$2.78	$2.15
Diluted earnings per share, as reported	$2.77	$2.17
Diluted earnings per share, pro forma	$2.73	$2.12

2006 data is not provided since net income and pro forma net income would be the same given the application of SFAS No. 123(R).

      Additional disclosures required under SFAS No. 123(R) for stock option awards are provided in tabular format herein.

U.S. GAAP	Canadian National Railway Company	75

Notes to Consolidated Financial Statements

12 Stock plans (continued)

(iii) Additional disclosures required under SFAS No. 123(R) pertaining to all awards

	Cash settled awards										Stock option awards (3)

In millions, unless otherwise indicated	RSUs (1)				Vision	(1)	VIDP	(2)	Mid- term	(2)

							2003							Prior to
Year of grant	2006	(4)	2005	2004	2005		onwards		2001		2006	(4)	2005	2005

Stock-based compensation expense
recognized over vesting period
Year ended December 31, 2006	$21		$19	$6	$8		$11		N/A		$8		$3	$3
Year ended December 31, 2005	N/A		$15	$74	$–		$13		N/A		N/A		$2	$16
Year ended December 31, 2004	N/A		N/A	$36	N/A		$7		$13		N/A		N/A	$9

Liability outstanding
December 31, 2006	$21		$34	$8	$8		$99		N/A		N/A		N/A	N/A
December 31, 2005	N/A		$15	$66	$–		$83		N/A		N/A		N/A	N/A

Fair value per unit
At period-end ($)	$36.32		$49.36	$50.07	$19.98		$50.07		N/A		N/A		N/A	N/A
At grant date ($)	N/A		N/A	N/A	N/A		N/A		N/A		$13.80		$9.19	$8.61

Fair value of awards vested during period
Year ended December 31, 2006	$–		$–	$4	$–		$5		N/A		$–		$3	$34
Year ended December 31, 2005	N/A		$–	$105	$–		$2		N/A		N/A		$–	$34
Year ended December 31, 2004	N/A		N/A	$3	N/A		$–		$20		N/A		N/A	$35

Nonvested awards at December 31, 2006
Unrecognized compensation cost	$15		$17	$8	$8		$13		N/A		$6		$6	$–
Remaining recognition period (years)	2.0		1.0	2.0	2.0		3.0		N/A		3.1		2.1	–

Assumptions (5)
Stock price ($)	$50.07		$50.07	$50.07	$50.07		$50.07		N/A		$51.51		$36.33	$23.59
Expected stock price volatility (6)	19%		18%	N/A	20%		N/A		N/A		25%		25%	30%
Expected term (years) (7)	2.0		1.0	N/A	2.0		N/A		N/A		5.17		5.20	6.22
Risk-free interest rate (8)	4.02%		4.16%	N/A	4.47%		N/A		N/A		4.04%		3.50%	5.13%
Dividend rate ($) (9)	$0.65		$0.65	N/A	$0.65		N/A		N/A		$0.65		$0.50	$0.30

(1)	Beginning in 2006, compensation cost was based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs. In 2005 and 2004, compensation cost was measured using intrinsic value for all awards.
(2)	Compensation cost for all periods presented was based on intrinsic value.
(3)	Compensation cost for all periods presented was based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions presented herein.
(4)	Includes the accelerated recognition of awards granted to retirement-eligible employees. For these individuals, compensation cost is recognized over the period from the grant date to the date the requisite service period has been achieved.
(5)	Assumptions used to determine fair value are at period-end for cash settled awards and at grant date for stock option awards.
(6)	Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award.
(7)	Represents the remaining period of time that awards are expected to be outstanding. For option awards only, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.
(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)	Based on the annualized dividend rate.

13 Pensions

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

A. Description of the Plan

The Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds

U.S. GAAP	Canadian National Railway Company	76

Notes to Consolidated Financial Statements

(CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Plan.

B. Funding policy

Employee contributions to the Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Plan was conducted as at December 31, 2005 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $100 million in each of 2007, 2008 and 2009 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

C. Description of fund assets

The assets of the Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Plan have a fair market value of $14,812 million as at December 31, 2006 ($14,069 million at December 31, 2005). The Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2006 and 2005, by asset category are as follows:

	Target	December 31,
Plan assets by category	allocation	2006	2005

Equity securities	53%	52%	56%
Debt securities	40%	38%	32%
Real estate	4%	2%	2%
Other	3%	8%	10%

	100%	100%	100%

      The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries.

D. Weighted-average assumptions

The following assumptions are used in accounting for pension benefits:

	December 31,	2006	2005	2004

To determine benefit obligation
Discount rate		5.12%	5.00%	5.75%
Rate of compensation increase		3.50%	3.75%	3.75%

To determine net periodic benefit cost
Discount rate		5.00%	5.75%	6.00%
Rate of compensation increase		3.75%	3.75%	3.75%
Expected return on plan assets		8.00%	8.00%	8.00%

      To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

E. Information about the Company’s defined benefit pension plans

On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” as explained in Note 2 – Accounting changes. The following disclosures in relation to the Company’s defined benefit pension plans are made pursuant to SFAS No. 158 requirements.

(i) Obligations and funded status

In millions	Year ended December 31,	2006	2005

Change in benefit obligation
Benefit obligation at beginning of year		$14,346	$13,137
Amendments		–	(3)
Interest cost		713	742
Actuarial loss		237	1,234
Service cost		146	138
Plan participants’ contributions		55	58
Foreign currency changes		(1)	(11)
Benefit payments and transfers		(951)	(949)

Benefit obligation at end of year		$14,545	$14,346

Component representing future salary increases		(771)	(762)

Accumulated benefit obligation at end of year		$13,774	$13,584

Change in plan assets
Fair value of plan assets at beginning of year		$14,874	$13,053
Employer contributions		112	127
Plan participants’ contributions		55	58
Foreign currency changes		1	(8)
Actual return on plan assets		1,534	2,593
Benefit payments and transfers		(951)	(949)

Fair value of plan assets at end of year		$15,625	$14,874

Funded status (Excess of fair value of plan assets over
benefit obligation at end of year)		$1,080	$528

U.S. GAAP	Canadian National Railway Company	77

Notes to Consolidated Financial Statements

13 Pensions (continued)

(ii) Amount recognized in the Consolidated Balance Sheet

In millions	December 31,	2006	2005

Noncurrent assets		$1,275	$621
Noncurrent liabilities:
Pension liability		(195)	(150)
Minimum pension liability (Note 9)		–	(18)

Total amount recognized (1)		$1,080	$453

(1)	At December 31, 2005, the amount recognized in the Consolidated Balance Sheet of $453 million differs from the funded status of $528 million given the prospective application of SFAS No. 158. The difference of $75 million is composed of (i) $57 million, representing the excess of the fair value of plan assets over benefit obligation at end of year, and consisting of the unrecognized net actuarial gain of $111 million offset by the unrecognized prior service cost of $54 million existing at December 31, 2005, and (ii) $18 million, representing an additional minimum pension liability recorded pursuant to SFAS No. 87 requirements which arose because one of the Company’s pension plans had an accumulated benefit obligation in excess of the fair value of the plan assets at its measurement date. The offsetting amount was recorded in Accumulated other comprehensive loss (see table below). Adjustments made to the minimum pension liability and recorded as a component of Other comprehensive income (loss) in 2005 and 2004 were $4 million and $8 million, respectively.

(iii)	Amounts recognized in Accumulated other comprehensive loss (Note 20)

In millions	December 31,	2006	2005

Net actuarial gain (1)		$600	$–
Prior service cost (1)		(38)	–
Additional minimum pension liability		–	18

(1)     Recognized on December 31, 2006 pursuant to SFAS No. 158.

(iv) Information for the pension plan with an accumulated benefit obligation in excess of plan assets

In millions	December 31,	2006	2005

Projected benefit obligation		$130	$104
Accumulated benefit obligation		121	96
Fair value of plan assets		109	87

(v) Components of net periodic benefit cost

In millions	Year ended December 31,	2006	2005	2004

Service cost		$146	$138	$124
Interest cost		713	742	733
Expected return on plan assets		(903)	(884)	(857)
Amortization of prior service cost		19	18	19
Recognized net actuarial loss		91	3	3

Net periodic benefit cost		$66	$17	$22

      The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $19 million and $54 million, respectively.

(vi) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2007	$840
2008	863
2009	886
2010	912
2011	934
Years 2012 to 2016	5,015

14 Other income (loss)

In millions	Year ended December 31,	2006	2005	2004

Foreign exchange gain (loss)		$18	$12	$(2)
Gain on disposal of properties		16	26	32
Investment income		4	3	5
Equity in earnings of EWS (Note 6)		(6)	4	(4)
Net real estate costs		(12)	(12)	(18)
Other		(9)	(21)	(33)

		$11	$12	$(20)

15 Income taxes

The Company’s consolidated effective income tax rate differs from the Canadian statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2006	2005	2004

Federal tax rate		22.1%	22.1%	22.1%
Income tax expense at the statutory
Federal tax rate		$(603)	$(516)	$(410)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(354)	(331)	(263)
Deferred income tax adjustments
due to rate enactments		228	(14)	5
Other (1)		87	80	72

Income tax expense		$(642)	$(781)	$(596)

Cash payments for income taxes		$307	$186	$92

(1)	Includes adjustments relating to the resolution of matters pertaining to prior years’ income taxes and other items.

      The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2006	2005	2004

Income before income taxes
Canada		$2,009	$1,769	$1,501
U.S.		720	568	353

		$2,729	$2,337	$1,854

Current income taxes
Canada		$(440)	$(95)	$(222)
U.S.		(199)	(139)	(8)

		$(639)	$(234)	$(230)

Deferred income taxes
Canada		$102	$(488)	$(244)
U.S.		(105)	(59)	(122)

		$(3)	$(547)	$(366)

U.S. GAAP	Canadian National Railway Company	78

Notes to Consolidated Financial Statements

      Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2006	2005

Deferred income tax assets
Workforce reduction provisions		$32	$51
Personal injury claims and other reserves		215	234
Other postretirement benefits liability		99	117
Losses and tax credit carryforwards		14	9

		360	411

Deferred income tax liabilities
Net pension asset		330	168
Properties and other		5,161	4,995

		5,491	5,163

Total net deferred income tax liability		$5,131	$4,752

Total net deferred income tax liability
Canada		$2,050	$1,802
U.S.		3,081	2,950

		$5,131	$4,752

Total net deferred income tax liability		$5,131	$4,752
Net current deferred income tax asset		84	65

Long-term deferred income tax liability		$5,215	$4,817

      It is more likely than not that the Company will realize its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2006, the Company had $16 million of operating loss carryforwards, resulting from the recent acquisitions, available to reduce future taxable income (nil at December 31, 2005). The Company has not recognized a deferred tax asset on the foreign exchange loss (recorded in Accumulated other comprehensive loss) on its permanent investment in U.S. rail subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

      The Company recognized tax credits of $4 million in 2006 for eligible research and development expenditures ($4 million in each of 2005 and 2004) not previously recognized, which reduced the cost of properties.

16 Segmented information

The Company manages its rail operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.

      The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

      The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 83% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

      The regions also demonstrate common characteristics in each of the following areas:

(i)	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;

(ii)	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;

(iii)	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;

(iv)	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

     For the reasons mentioned herein, the Company reports as one operating segment.

     The following tables provide information by geographic area:

In millions	Year ended December 31,	2006	2005	2004

Revenues
Canada		$5,116	$4,660	$4,126
U.S.		2,600	2,580	2,422

		$7,716	$7,240	$6,548

In millions	Year ended December 31,	2006	2005	2004

Net income
Canada		$1,671	$1,186	$1,035
U.S.		416	370	223

		$2,087	$1,556	$1,258

In millions	December 31,		2006	2005

Properties
Canada			$11,129	$10,457
U.S.			9,924	9,621

			$21,053	$20,078

U.S. GAAP	Canadian National Railway Company	79

Notes to Consolidated Financial Statements

17 Earnings per share

	Year ended December 31,	2006	2005	2004

Basic earnings per share		$3.97	$2.82	$2.21
Diluted earnings per share		$3.91	$2.77	$2.17

      The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2006	2005	2004

Net income		$2,087	$1,556	$1,258

Weighted-average shares outstanding		525.9	551.7	570.2
Effect of stock options		8.4	10.5	9.5

Weighted-average diluted shares outstanding		534.3	562.2	579.7

      For the year ended December 31, 2006, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 0.2 million. For the years ended December 31, 2005 and 2004, all stock options were dilutive.

18 Major commitments and contingencies

A. Leases

The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2006, the Company’s commitments under these operating and capital leases were $740 million and $1,405 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more and minimum lease payments for capital leases in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2007	$184	$216
2008	144	119
2009	116	138
2010	95	79
2011	69	147
2012 and thereafter	132	706

	$740	1,405
Less: imputed interest on capital leases at rates ranging from
approximately 3.0% to 7.9%		384

Present value of minimum lease payments included in debt		$1,021

      The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

      Rent expense for all operating leases was $202 million, $233 million and $242 million for the years ended December 31, 2006, 2005 and 2004, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments

As at December 31, 2006, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment and services at an aggregate cost of $742 million. Furthermore, as at December 31, 2006, the Company had outstanding information technology service contracts and licenses of $31 million and agreements with fuel suppliers to purchase approximately 45% of its anticipated 2007 volume and 2% of its anticipated 2008 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      At December 31, 2006, 2005 and 2004, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2006	2005	2004

Balance January 1	$205	$204	$169
Accruals and other	60	46	64
Payments	(70)	(45)	(29)

Balance December 31	$195	$205	$204

United States

Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. Prior to 2005, the Company’s provisions for unasserted occupational disease claims constituted the minimum amount that could be reasonably estimated, reflecting a 25-year horizon as the Company expected that a large majority of the cases would be received over such period. In 2005, changes in the legislative and judicial environment, as well as in the methodology used by the courts and the Company to diagnose claims, enabled the Company to actuarially determine a best estimate for unasserted occupational disease claims, thereby increasing the expected number of claims to be received. These changes also rendered the recent claim experience to be more representative of future anticipated settlements for asserted occupational disease claims, thereby reducing the average

U.S. GAAP	Canadian National Railway Company	80

Notes to Consolidated Financial Statements

cost per claim. Accordingly, in 2005, the Company recorded an increase in the provision for unasserted occupational disease claims, which was substantially offset by a reduction in the provision for asserted occupational disease claims.

      In 2006, the Company recorded a net reduction to its provision for U.S. personal injury and other claims pursuant to the 2006 external actuarial studies. The reduction was mainly attributable to a decrease in the Company’s claims inventory as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries and lower settlements for existing claims.

      Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

      At December 31, 2006, 2005 and 2004, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2006	2005	2004

Balance January 1	$452	$438	$421
Accruals and other	(8)	61	94
Payments	(37)	(47)	(77)

Balance December 31	$407	$452	$438

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2006, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 23 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

In 2005, the Company recorded a liability related to a derailment at Wabamun Lake, Alberta, representing clean-up costs for the shoreline, fronting residences and First Nations Land. In 2006, this liability was adjusted for additional environmental and legal claims and reduced by payments made pursuant to the clean-up performed. At December 31, 2006, the Company has a receivable for the remaining estimated recoveries from the Company’s insurance carriers since the Company’s insurance policies are expected to cover substantially all expenses related to the derailment above the self-insured retention. Operating expenses in 2005 included approximately $28 million, of which $25 million was for environmental matters, related to this derailment, which represented the Company’s retention under its insurance policies and other uninsured costs. The ultimate liability for clean-up costs is not expected to materially differ from the current amount recorded, but any additional costs are expected to be offset by a corresponding change in the insurance

U.S. GAAP	Canadian National Railway Company	81

Notes to Consolidated Financial Statements

18 Major commitments and contingencies (continued)

receivable. The Company expects its insurance coverage to be adequate to cover any additional clean-up costs related to the derailment above its self-insured retention.

In 2006, the Company’s expenses relating to specific environmental sites and remediation, net of recoveries, were $17 million ($37 million in 2005). Payments for such matters were $10 million, net of potential insurance recoveries, in 2006 ($24 million in 2005 and $8 million in 2004). As at December 31, 2006, the Company had aggregate accruals for such environmental costs of $131 million ($124 million as at December 31, 2005). The Company anticipates that the majority of the liability at December 31, 2006 will be paid out over the next five years.

     The Company also incurs expenses related to environmental regulatory compliance and clean-up requirements. Such expenses amounted to $10 million in 2006 ($9 million in 2005 and $10 million in 2004). In addition, environmental capital expenditures were $18 million in 2006, $11 million in 2005 and $13 million in 2004. The Company expects to incur capital expenditures relating to environmental matters of approximately $19 million in 2007, $16 million in 2008 and $14 million in 2009.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2007 and 2017, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2006, the maximum exposure in respect of these guarantees was $148 million, of which $1 million has been recorded and represents the Company’s obligation to stand ready and honor the guarantees that were entered into in accordance with FIN No. 45 requirements. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly-rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2006, the maximum potential liability under these guarantees was $454 million, of which $380 million was for workers’ compensation and other employee benefits and $74 million was for equipment under leases and other. During 2006, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

      As at December 31, 2006 and 2005, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2007 and 2010.

(iii) CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2006, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

(iv) General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements; (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating

U.S. GAAP	Canadian National Railway Company	82

Notes to Consolidated Financial Statements

to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at December 31, 2006 and 2005, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

19 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes. At December 31, 2006, the Company did not have any derivative financial instruments outstanding.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004. As such, the Company terminated this program in late 2006.

      Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the fuel hedges were being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

      During 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gains previously recorded in Accumulated other comprehensive loss were reclassified into income as realized gains (unrealized gains of $57 million, $39 million after tax at December 31, 2005). At December 31, 2006, the Company is no longer hedged through financial markets.

      Realized gains from the Company’s fuel hedging activities, which are recorded in fuel expense, were $64 million, $177 million and $112 million for the years ended December 31, 2006, 2005 and 2004, respectively.

      The Company did not recognize any material gains or losses in each of 2006, 2005 and 2004 due to hedge ineffectiveness as the Company’s derivative instruments were highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Interest rate

In 2004, the Company realized a gain of $12 million upon settlement of treasury lock transactions that was recorded in Accumulated other comprehensive loss. This gain is being recorded into income, as a reduction of interest expense, over the term of the related debt (30-year term) based on the interest payment schedule. At December 31, 2006, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax ($12 million, $8 million after tax at December 31, 2005).

(iv) Foreign currency

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

      For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar-denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities: The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:

Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

U.S. GAAP	Canadian National Railway Company	83

Notes to Consolidated Financial Statements

19 Financial instruments (continued)

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2006 and 2005 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2006		December 31, 2005

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Investments	$142	$215	$132	$185
Financial liabilities
Long-term debt (including current portion)	$5,604	$5,946	$5,085	$5,751

20 Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss at December 31, 2006 and 2005 are as follows:

In millions	December 31,	2006	2005

Unrealized foreign exchange loss		$(455)	$(223)
Pension and other postretirement benefit plans adjustments		403	(12)
Derivative instruments		8	47
Deferred income tax rate enactment		–	(34)

Accumulated other comprehensive loss		$(44)	$(222)

The components of Other comprehensive loss and the related tax effects for the years ended December 31, 2006, 2005 and 2004 are as follows:

In millions	Year ended December 31,	2006	2005	2004

Accumulated other comprehensive loss – Balance January 1		$(222)	$(148)	$(129)
Other comprehensive income (loss):
Unrealized foreign exchange loss (net of income tax (expense)
recovery of $(231), $27 and $34,
for 2006, 2005 and 2004, respectively) (1)		(232)	(54)	(68)
Pension and other postretirement benefit plans adjustment
(net of income tax (expense) recovery of nil, $(1) and $(3),
for 2006, 2005 and 2004, respectively) (Note 13)		1	3	5
Derivative instruments (net of income tax (expense) recovery of $18,
$12 and $(22) for 2006, 2005 and 2004, respectively) (Note 19)		(39)	(23)	44
Deferred income tax rate enactment		34	–	–

Other comprehensive loss		(236)	(74)	(19)

Adjustment to reflect the funded status of benefit plans (Notes 2, 9, 13):
Net actuarial gain (net of income tax expense of $(200) for 2006)		434	–	–
Prior service cost (net of income tax recovery of $14 for 2006)		(31)	–	–
Reversal of minimum pension liability adjustment (net of income tax
expense of $(6) for 2006)		11	–	–

Accumulated other comprehensive loss – Balance December 31		$(44)	$(222)	$(148)

(1)	In 2006, the Company adjusted its deferred income tax liability for changes in income tax rates applied to certain temporary differences and also for the income tax effect on the currency translation amount resulting from the difference between the accounting and tax basis of its net investment in foreign subsidiaries. As a result, the Company recorded a $180 million net charge for deferred income taxes in Other comprehensive income (loss).

21 Comparative figures

Certain figures, previously reported for 2005 and 2004, have been reclassified to conform with the basis of presentation adopted in the current year.

U.S. GAAP	Canadian National Railway Company	84

Non-GAAP Measures – unaudited

The Company makes reference to non-GAAP measures in this Annual Report that do not have any standardized meaning prescribed by U.S. GAAP and are, therefore, not necessarily comparable to similar measures presented by other companies and, as such, should not be considered in isolation. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of the specified item in the adjusted measures below does not, however, imply that such item is necessarily non-recurring. The Company also believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program, less investing activities, and after the payment of dividends. A reconciliation of the various non-GAAP measures presented in this Annual Report to their comparable U.S. GAAP measures is provided herein:

Reconciliation of adjusted performance measures – 2006

In millions, except per share data, or unless otherwise indicated

Year ended December 31,	2006

	Reported	Adjustment (1)	Adjusted

Revenues	$7,716	$–	$7,716
Operating expenses	4,686	–	4,686

Operating income	3,030	–	3,030

Interest expense	(312)	–	(312)
Other income	11	–	11

Income before income taxes	2,729	–	2,729
Income tax expense	(642)	(277)	(919)

Net income	$2,087	$(277)	$1,810

Operating ratio	60.7%		60.7%
Diluted earnings per share	$3.91	$(0.51)	$3.40

(1)	Adjusted to exclude the impact of a deferred income tax recovery of $277 million ($0.51 per diluted share) that resulted from the enactment of lower federal and provincial corporate tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Free cash flow – 2006 and 2005

In millions	Year ended December 31,	2006	2005

Cash provided from operating activities		$2,950	$2,705

Less:
Investing activities		(1,349)	(1,075)

Cash provided before financing activities		1,601	1,630

Adjustments:
Change in accounts receivable securitization (1)		82	(54)
Dividends paid		(340)	(275)

Free cash flow		$1,343	$1,301

(1)	Changes in the Company’s accounts receivable securitization program are consdered a financing activity.

Canadian National Railway Company	85

Corporate Governance

 CN is committed to being a good corporate citizen. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance to business ethics, from safety to environmental protection. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business.

      CN has always recognized the importance of good governance. As it evolved from a Canadian institution to a North American publicly traded company, CN voluntarily followed certain corporate governance requirements that, as a company based in Canada, it was not technically compelled to follow. We continue to do so today. Since many of our peers – and shareholders – are based in the United States, we want to provide the same assurances of sound practices as our U.S. competitors.

     Hence, we adopt and adhere to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSE) and the New York Stock Exchange (NYSE), CN complies with applicable rules adopted by the Canadian Securities Administrators and the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002.

      As a Canadian company, we are not required to comply with many of the NYSE corporate governance rules, and instead may comply with Canadian governance practices. However, except as summarized on our website (www.cn.ca/cngovernance), our governance practices comply with the NYSE corporate governance rules in all significant respects.

      Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, the governance section on the CN website contains CN’s Corporate Governance Manual (including the charters of our Board and of our Board committees) and CN’s Code of Business Conduct. Printed versions of these documents are also available upon request to CN’s Corporate Secretary.

      Because it is important to CN to uphold the highest standards in corporate governance and that any potential or real wrongdoings be reported, CN has also adopted methods allowing employees and third parties to report accounting, auditing and other concerns, as more fully described on our website.

      We are proud of our corporate governance practices. For more information on these practices, please refer to our website, as well as to our proxy circular – mailed to all shareholders and also available on our website.

Canadian National Railway Company	86

2006 President’s Awards for Excellence

These employees’ accomplishments reinforced the five principles that are the foundation of CN’s industry-leading railroad, and also won them the President’s Award for Excellence for their outstanding contributions in 2006 in the areas of Service, Cost Control, Asset Utilization, Safety and People.
Category: Service

Winner: AMEC De Beers Victor Project Team

George Adams (Toronto, Ontario), Kevin Foley (Edmonton, Alberta),
Katrina Phaneuf (Toronto, Ontario)

With the development by De Beers Canada of a new diamond mine in northern Ontario, this team managed the complex distribution of construction material and other freight first to Moosonee, the nearest site accessible by rail, and from there to the mine site in the very short period when the seasonal ice road was open for operation. The CN team delivered a total of 600 railcar shipments in the first ice road season.

Winner: Bresolin/Louis Team

Dan Bresolin (Toronto, Ontario), Bill Louis (Plainfield, Illinois)

Due to infrastructure destruction and a severe reduction in commerce in New Orleans in the aftermath of Hurricane Katrina, CN’s Intermodal business in the city had dropped dramatically. Dan, Bill and the Intermodal Sales team drew on their skills and succeeded in doubling the amount of traffic CN was handling. Working diligently, they sold shippers on CN’s reliability, speed and capacity and made sure the company delivered.

Winner: Enzo De Benetti (Montreal, Quebec)

Enzo solved an ongoing problem that had been an issue for three years. On a 10-mile uphill grade in WC territory, trains were sometimes going into emergency and separating without anyone understanding why, including the hardware vendor. After an incident blocked the line for several hours, Enzo was called for help. He detected and solved a systemic problem with the end-of-train (EOT) units that was causing them to give false readings, avoiding future disruptions to operations.

Winner: Dan Drier (Homewood, Illinois)

Dan first recognized an opportunity for CN to transport ethanol in 2001. He worked with farmers and local investors to create a new market for CN. Today, the territory he serves has six plants completed, producing 305 million gallons of ethanol and providing CN with 12,600 revenue loads per year. Ten more plants are expected to bring approximately 40,000 loads on board.

Category: Cost Control

Winner: Bruce Rogers (Fond du Lac, Wisconsin)

By shutting down power when not needed, Bruce, a locomotive engineer, made it his personal mission to save energy and then keep a record of the impact of this move. That effort saved 58,500 gallons of fuel. Assuming an average of U.S.$2.00 per gallon, he saved CN U.S.$117,000 in one year alone.

Category: Asset Utilization

Winner: CN/CP Direct Hit Initiative Team

Brad Bodner (Edmonton, Alberta), Gord Miller (Surrey, British Columbia),
Glen Randall (Surrey, British Columbia)

To help both CN and CP provide superior, efficient service in Vancouver, these team members initiated discussions with CP. They were able to identify common problems and highlight creative solutions. The plan they came up with capitalized on existing synergies between the two corporations, eliminated redundant handling and switching of traffic and improved locomotive cycles and manpower utilization – lowering the costs significantly and improving customer service dramatically.

Winner: Richard Kummen (Surrey, British Columbia)

Richard developed a multimodal option using a barge vessel service to accommodate the movement of growing amounts of OSB (oriented strand board) wood panels. Two sailings per month, providing space for 5,000 metric tonnes per voyage, are now offered from Squamish to Los Angeles. Richard’s initiative has produced 7,200 car days of capacity or 800 available cars for other service. Once all capacity is sold, 1,500 railcars per year will be diverted to Squamish, producing 52,000 car days of savings.

Category: Safety

Winner: CN 9602 Crew Team

Johnny Johnson (Freeport, Illinois), Gerry Wilson (Freeport, Illinois)

When their locomotive collided with debris that had been placed on the tracks, severing fuel lines, this crew acted quickly to minimize the impact of the incident in Rockford, Illinois. Avoiding the many water crossings along their route, they stopped the unit approximately two miles away near a grade crossing. Alerted by the crew, the Track personnel promptly set about stopping or reducing the leaks, containing the diesel fuel using CN-issued spill response kits. The result: much less fuel was lost in the incident, and surface waters were not affected by the fuel spill.

Winner: Tim Parker (Homewood, Illinois)

On his own time and using his own resources, Tim produces a quarterly newsletter that achieves the Engineering Safety group’s goal of raising safety awareness. He focuses the newsletter on the human side of safety, creating links between the company, safety, employees and their families. Tim is also involved in several charitable activities on behalf of CN.

Winner: Transcona Health and Safety Team

Fraser Fisher (Winnipeg, Manitoba), Ray Mills (Winnipeg, Manitoba)

The labour and management co-chairs of the Transcona Car Shop Health and Safety Committee have worked closely to enhance safety in the workplace, bringing injuries down from 224 in 2003, to just 17 in 2006. In 2006, the co-chairs focused on the top three injuries (back, hand and eye) in the shop. They both guided their committee members, shop employees and supervisors to find the true root causes and put in place corrective measures.

Category: People

Winner: Employee Performance Scorecard Taskforce Team

Terrence Gallagher (Toronto, Ontario), Christine Joanis (Montreal, Quebec),
Allan Rothwell (Homewood, Illinois), Darrell Trask (Winnipeg, Manitoba),
Susan Seebeck (Montreal, Quebec)

In 2006, CN expanded its individual performance review process to each of its 18,000 unionized employees. This team developed 55 scorecard types customized with local measures for the various regions, functions and subgroups, and they conducted 155 training sessions with supervisors on how to give performance feedback. Reactions have been positive, and employees have remarked that it is now easier to link their day-to-day activities to CN’s five guiding principles.

Special Award – Terminal of the Year

Winner: MacMillan Yard, Toronto, Ontario

The winner for 2006 in this newly established annual category is MacMillan Yard in Toronto, recognized for successful efforts to reduce dwell time, minimize classifications and increase velocity, all keys to CN’s asset utilization, cost control and service principles.

Canadian National Railway Company	87

Canadian National Railway Company	88

Board of Directors (As at December 31, 2006)

Fourth row, left to right:

Robert Pace	The Honourable	Robert H. Lee, C.M., O.B.C., LL.D.	Hugh J. Bolton, FCA
President and	Edward C. Lumley, P.C., LL.D.	Chairman	Chairman of the Board
Chief Executive Officer	Vice-Chairman	Prospero Group of Companies	EPCOR Utilities Inc.
The Pace Group	BMO Capital Markets	Committees: 1, 2, 7, 8	Committees: 1, 3, 6, 7
Committees: 1*, 3, 6, 7, 8	Committees: 2, 5, 6, 7, 8*

Third row, left to right:

Ambassador Gordon D. Giffin	J.V. Raymond Cyr, O.C., LL.D.	James K. Gray, O.C., A.O.E., LL.D.	Denis Losier, LL.D.
Senior Partner	Chairman of the Board	Corporate Director	President and
McKenna Long & Aldridge	PolyValor Inc.	Former Chairman and	Chief Executive Officer
Committees: 2, 5, 6, 7	Committees: 2, 5*, 7, 8	Chief Executive Officer	Assumption Life
		Canadian Hunter Exploration Ltd.	Committees: 1, 2*, 7, 8
Committees: 3, 5, 6, 7

Second row, left to right:

Edith E. Holiday	A. Charles Baillie, O.C., LL.D.	Purdy Crawford, O.C., Q.C., LL.D.
Corporate Director and Trustee	Former Chairman and	Counsel
Former General Counsel	Chief Executive Officer	Osler, Hoskin & Harcourt
United States Treasury Department	The Toronto-Dominion Bank	Committees: 1, 3, 6*, 7, 8
Secretary of the Cabinet	Committees: 1, 3, 6, 7
The White House
Committees: 3, 5, 6, 7, 8

First row, left to right:

David G.A. McLean, O.B.C., LL.D.	E. Hunter Harrison	Michael R. Armellino, CFA	V. Maureen Kempston Darkes,
Chairman of the Board	President and	Retired Partner	O.C., D.Comm., LL.D.
Canadian National Railway Company	Chief Executive Officer	The Goldman Sachs Group, LP	Group Vice-President
Chairman of the Board and	Canadian National Railway Company	Committees: 1, 2, 7*, 8	General Motors Corporation
Chief Executive Officer	Committees: 4*, 7		President
The McLean Group			GM Latin America, Africa
Committees: 3*, 4, 5, 6, 7, 8			and Middle East
Committees: 2, 5, 7, 8

Committees:
1	Audit	5	Environment, safety and security
2	Finance	6	Human resources and compensation
3	Corporate governance and	7	Strategic planning
	nominating	8	Investment
4	Donations
		*denotes chairman of the committee

Canadian National Railway Company	89

Chairman of the Board and Executive Officers of the Company (As at December 31, 2006)

David G.A. McLean	Tullio Cedraschi	Sean Finn	Peter C. Marshall
Chairman of the Board	President and	Senior Vice-President	Senior Vice-President
	Chief Executive Officer	Public Affairs,	Western Region
	CN Investment Division	Chief Legal Officer and
E. Hunter Harrison		Corporate Secretary
President and			Claude Mongeau
Chief Executive Officer	Keith E. Creel		Executive Vice-President and
	Senior Vice-President	James M. Foote	Chief Financial Officer
	Eastern Region	Executive Vice-President
Sales and Marketing
Robert E. Noorigian
	Les Dakens		Vice-President
	Senior Vice-President	Fred R. Grigsby	Investor Relations
	People	Senior Vice-President and
Chief Information Officer
Jean-Jacques Ruest
	Sameh Fahmy		Senior Vice-President
	Senior Vice-President	Edmond L. Harris	Marketing
	Engineering, Mechanical and	Executive Vice-President
	Supply Management	Operations
Gordon T. Trafton
Senior Vice-President
		Stan Jablonski	Southern Region
Senior Vice-President
Sales

Canadian National Railway Company	90

Shareholder and investor information

Annual meeting	Stock exchanges
The annual meeting of shareholders will be held at	CN common shares are listed on the Toronto and
10:00 am (local time) on April 24, 2007 at the Delta Beausejour,	New York stock exchanges.
in Moncton, New Brunswick, Canada.
Ticker symbols:
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)
Annual information form
The annual information form may be obtained by writing to:
Investor relations
The Corporate Secretary	Robert Noorigian
Canadian National Railway Company	Vice-President, Investor Relations
935 de La Gauchetière Street West	514-399-0052 or 1-800-319-9929
Montreal, Quebec H3B 2M9

Shareholder services
Transfer agent and registrar	Shareholders having inquiries concerning their shares
Computershare Trust Company of Canada	or wishing to obtain information about CN should contact:

Offices in:	Computershare Trust Company of Canada
Montreal, QC; Toronto, ON; Calgary, AB; Vancouver, BC	Shareholder Services
Telephone: 1-800-564-6253	100 University Avenue, Avenue, 9th Floor
www.computershare.com	Toronto, Ontario M5J 2Y1
Telephone: 1-800-564-6253
www.computershare.com
Co-transfer agent and co-registrar
Computershare Trust Company of New York
17 State Street, 28th Floor	Head office
New York, NY 10004	Canadian National Railway Company
Telephone: 212-805-7000 or 1-800-245-7630	935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

Dividend payment options	P.O. Box 8100
Shareholders wishing to receive dividends by Direct Deposit or in	Montreal, Quebec H3C 3N4
U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Telephone: 1-800-564-6253

La version française du présent rapport
Additional copies of this report are	est disponible à l’adresse suivante:
available from:
Affaires publiques CN
CN Public Affairs	935, rue de La Gauchetière Ouest
935 de La Gauchetière Street West	Montréal (Québec) H3B 2M9
Montreal, Quebec H3B 2M9	Téléphone : 1 888 888-5909
Telephone: 1-888-888-5909	Courriel : contact@cn.ca
Email: contact@cn.ca

935 de La Gauchetière Street West, Montreal, Quebec H3B 2M9	www.cn.ca